Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/27/19	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: NYSE Arca, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   11 Wall Street, New York, NY 10005

SEC Mail Processing

3. Provide the applicant's mailing address (if different):
   11 Wall Street, New York, NY 10005

JUN 28 2019

Washington, DC

4. Provide the applicant's business telephone and facsimile number:
   212-656-2938 (Telephone) 212-656-8101 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Martha Redding (Name) Assistant Secretary (Title) 212-656-2938 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Martha Redding
   NYSE Holdings LLC
   11 Wall Street, New York, NY 10005



19003659

7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☑ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 12/21/72 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware General Corporation Law

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/27/19 (MM/DD/YY) NYSE Arca, Inc. (Name of applicant)

By: [signature] (Signature) Martha Redding, Assistant Secretary (Printed Name and Title)

Subscribed and sworn before me this 27th day of June (Month), 2019 (Year) by [signature] (Notary Public)

My Commission expires May 29, 2020 County of Westchester State of New York

AMY MAURO
Notary Public State of New York
No. 01MA6262613
Qualified in Westchester County
Commission Expires May 29, 2020

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.



Martha Redding
Associate General Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@theice.com

SEC Mail Processing
JUN 28 2019
Washington, DC

June 27, 2019

VIA FEDEX

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed are an original and two copies of the 2019 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE Chicago, Inc. ("NYSE Chicago"), and NYSE National, Inc. ("NYSE National" and together, the "Exchanges").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1] In April 2019, a substantially similar exemption was granted for NYSE Chicago.[2] Pursuant to such exemptions, the Exchanges are providing, as a supplement under separate cover, an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2019 (the "ICE Organizational Chart"). The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

The Exchanges note that, although such entities are on the ICE Organizational Chart, Exhibit D ("Ex. D") does not include the financial statements of Bakkt Clearing, LLC, DACC Technologies, Inc., Digital Asset Custody Company, Inc., and 10th Floor Software, LLC because such entities were not affiliates of the Exchanges during the year ended December 31, 2018. In each case, ICE acquired the entity after December 31, 2018. In addition, Ex. D does not include

---

1 See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

2 See Securities Exchange Act Release No. 85611 (April 11, 2019), (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

3 See id. at 5, and 82 FR 20671, at 20672.

the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., Creditex Securities Corporation, or TMC Bonds, LLC because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

Ex. D includes financial statements for two entities that are not on the ICE Organizational Chart: When-Tech, LLC and YellowJacket, Inc. Those entities were merged into ICE Data, LP on April 29, 2019 and so are no longer in existence.

Each of the Exchanges is filing an Exhibit F with (a) the Pillar Connectivity Questionnaire (CQ), which was updated to add NYSE Chicago, and (b) with the exception of NYSE Chicago, the NYSE Gateways Session Request Form. In addition, NYSE Chicago is filing a Clerk and Non-Registered Individual Application, which was updated to add Non-Registered Persons as well as to change the signatory requirement.

If you have questions, please do not hesitate to contact Martha Redding, Associate General Counsel and Assistant Secretary, at (212) 656-2938 or martha.redding@theice.com

Sincerely,



Enclosures

Cc via email:

Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

Marlene E. Olsen
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE ARCA, INC.

June 2019

EXHIBIT A

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2019

EXHIBIT A

The Certificate of Incorporation, By-laws, and additional information regarding NYSE Arca, Inc. are publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT B

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2019

EXHIBIT B

Copies of written rulings, settled practices having the effect of rules, interpretations, and other such documents, which are not included in Exhibit A, if any, are kept up to date and are available to the Securities and Exchange Commission and to the public upon request.

Regulatory Bulletins are publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT C

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2019

EXHIBIT C

Information in respect of each subsidiary or affiliate of NYSE Arca, Inc., including copies of the constitution, articles of incorporation or association with all amendments thereto, and of existing by-laws or rules or instruments corresponding thereto, are kept up to date and are available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2019

EXHIBIT D

The unconsolidated financial statements for each subsidiary or affiliate of NYSE Arca, Inc. for the last fiscal year follow.

This Exhibit D does not include the financial statements of BAKKT Clearing, LLC, DACC Technologies, Inc., Digital Asset Custody Company, Inc., and 10th Floor Software, LLC because such entities were not affiliates of the Exchange during the year ended December 31, 2018.

This Exhibit D does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., Creditex Securities Corporation, or TMC Bonds, LLC because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

This Exhibit D includes the financial statements for When-Tech LLC and YellowJacket, Inc. which were each merged into ICE Data LP on April 29, 2019 and so are no longer in existence.


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NYSE AMEX Options LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 522
Due from affiliates	211,824
Income tax receivable	1,119
Current assets	213,465
NON-CURRENT ASSETS:	
Goodwill	89,412
Investment in subsidiary	59,971
Other non-current assets	149,383
Assets	362,848
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	9,842
SEC fees payable	2,538
Current liabilities	12,380
Liabilities	12,380
Noncontrolling Interest	(27,418)
SHAREHOLDERS EQUITY:	
Additional paid-in capital	529
Retained earnings	377,357
Equity	377,886
Total liabilities and equity	$ 362,848

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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NYSE AMEX Options LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	70,900
Data services fees, net		4,633
Other revenues		27,044
Transaction based expenses		(7,815)
Total revenue, less transaction-based expenses		**94,762**
Compensation and benefits		0
Professional services		28
Technology and communication		2,554
Selling, general and administrative		1,002
Affiliate expense		29,840
Operating expenses		**33,424**
Operating income		**61,338**
Affiliate interest expense		204
Other expense, net		**204**
Pre-tax net income		**61,134**
Income tax expense		1,086
Net income		**60,048**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAAKT Holdings, LLC
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 182,577
Current assets	182,577
OTHER NON-CURRENT ASSETS:	
Other intangibles, net	400,000
Other non-current assets	400,000
Total assets	$ 582,577
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Other current liabilities	-
Current liabilities	-
Total liabilities	-
NON-CONTROLLING INTEREST	71,000
EQUITY:	
Contributed capital	511,500
Retained earnings	77
Total equity	511,577
Total liabilities and equity	$ 582,577

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAAKT Holdings, LLC
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenue:		
Total Revenue		-
Expenses:		
Intercompany expenses		-
Operating expenses		-
Operating loss		-
Interest income		104
Other income(expense) net		(27)
Other income, net		77
Pre-tax net income		77
Income tax expense		-
Net income	$	77

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD

BAKKT Management Holdings, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BAKKT Management, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:	
Other assets	1
Total assets	$ 1
LIABILITIES AND EQUITY:	
EQUITY:	
Member capital	1
Equity	1
Total equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAAKT, LLC
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ -
Current assets	-
OTHER NON-CURRENT ASSETS:	
Other intangibles, net	4
Other non-current assets	4
Total assets	$ 4
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Due to affiliates	4
Current liabilities	4
Total liabilities	4
EQUITY:	
Contributed capital	-
Retained earnings	-
Total equity	-
Total liabilities and equity	$ 4

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAAKT, LLC
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenue:	
Total Revenue	-
Expenses:	
Intercompany expenses	-
Operating expenses	-
Operating loss	-
Pre-tax net income	-
Income tax expense	-
Net income	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Ballista Holdings, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ -
Current assets	0
OTHER NONCURRENT ASSETS	
Investment in affiliate	3,103
Goodwill	1,131
Other noncurrent assets	4,234
Total assets	**$ 4,234**
LIABILITIES AND MEMBER EQUITY:	
CURRENT LIABILITIES:	
Due to affiliates	$ 4,691
Current liabilities	4,691
Total liabilities	**4,691**
EQUITY:	
Retained deficit	(457)
Equity	**(457)**
Total liabilities and equity	**$ 4,234**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurrir adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchai Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchan Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form : previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

Ballista Holdings, LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

OPERATING EXPENSES:	
Selling, general & administration	$ -
Operating expenses	**0**
Net loss	**$ -**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

BRIX Holding Company, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

Total assets	$ -
LIABILITIES AND MEMBER EQUITY:	
CURRENT LIABILITIES:	
Due to affiliate	$ 1
Current liabilities	1
Total liabilities	1
EQUITY:	
Member capital	2,703
Retained deficit	(2,704)
Equity	(1)
Total liabilities and equity	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

BRIX Holding Company, LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

OTHER EXPENSE:		
Other expense		0
Other expense		**0**
Net loss	**$**	**0**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Chatham Energy LLC
Balance Sheet
Year Ended December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due from affiliate	$	25,688
Current assets		25,688
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		59
Accumulated depreciation		(59)
Property and equipment net		0
OTHER NON-CURRENT ASSETS		
Goodwill		5,402
Other intangibles, net		2,900
Other non-current assets		8,302
Total assets	**$**	**33,990**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	16
Accrued salaries and benefits		18
Current liabilities		34
Total liabilities		**34**
EQUITY:		
Contributed Capital		29,093
Retained Earnings		4,863
Equity		**33,956**
Total liabilities and equity	**$**	**33,990**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

Chatham Energy LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

REVENUES:	
Revenue from affiliate	$ 2,290
Operating revenues	**2,290**
OPERATING EXPENSES:	
Compensation and benefits	622
Professional services	8
Rent and occupancy	91
Technology and communication	69
Selling, general and administrative	12
Depreciation and amortization expense	1,112
Intercompany affiliate expense	215
Operating expenses	**2,129**
Net income	**$ 161**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chicago Climate Exchange, Inc.
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	59
Income tax receivable		4
Current assets		63
OTHER NON-CURRENT ASSETS		
Investment in subsidiary		33,332
Other non-current assets		33,332
Total assets	**$**	**33,395**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	4
Due to affiliates		261
Income Tax Payable		(26)
Current liabilities		239
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - non-current		11,472
Non-current liabilities		11,472
Total liabilities		**11,711**
EQUITY:		
Additional paid-in capital		1,950
Retained earnings		16,675
Accumulated other comprehensive income		3,059
Equity		**21,684**
Total liabilities and equity	**$**	**33,395**

ɔf management, the accompanying unaudited financial statements contain all adjustments (consisting of normal tments) necessary to fairly present our financial position and results of operations for the period presented. Certain rmally included in financial statements prepared in accordance with accounting principles generally accepted in the f America have been condensed or omitted. These financial statements do not include income taxes accounting and accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of ıl Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by ·ted accounting principles for complete financial statements. These financial statements should be read in conjunction ɔntinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are ır Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice
TRADE THE WORLD™

Chicago Climate Exchange, Inc.
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

TOTAL REVENUE	$ -
OPERATING EXPENSES:	
Compensation and benefits	
Professional services	
Selling, general & administration	(1)
Operating expenses	**(1)**
Operating income	**1**
OTHER EXPENSE:	
Other expense	**49**
Pre-tax net loss	(48)
Income tax expense	(246)
Net loss	$ **(294)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Chicago Climate Futures Exchange, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Current assets		-
OTHER NON-CURRENT ASSETS		
Investment in subsidary		2,529
Other non-current assets		2,529
Total Assets	**$**	**2,529**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	-
Current liabilities		-
Total liabilities		-
EQUITY:		
Retained earnings		2,529
Member Equity		**2,529**
Total Liabilities and Member Equity	**$**	**2,529**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Chicago Climate Futures Exchange, LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(in thousands)

TOTAL REVENUE	$ -
OPERATING EXPENSES:	
Selling, general and administrative	-
Operating expenses	-
Net loss	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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CHXBD. LLC
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	7
Income tax receivable		10
Prepaid expenses and other current assets		129
Current assets		146
Total assets	$	146
LIABILITIES and EQUITY		
Current liabilities:		
Due to affilates, net	$	3
Current liabilities		3
Total liabilities		3
Equity:		
Contributed capital		-
Retained earnings		143
Total equity		143
Total liabilities and equity	$	146

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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CHXBD. LLC
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:	
Transaction and clearing fees, net	$ -
Total revenues	-
Expenses:	
Compensation and benefits	
Professional services	(3)
Technology and communication	3
Selling, general and adminstrative	36
Operating expenses	36
Operating loss	(36)
Other expenses, net	-
Other expense, net	-
Pre-tax net loss	(36)
Income tax expense	10
Net loss	$ (26)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Commodities Exchange Center (dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total Assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member equity		1
Total member equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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CREDIT MARKET ANALYSIS USA, Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	449
Income tax receivable		2
Current assets		451
PROPERTY AND EQUIPMENT		
Property and equipment cost		803
Accumulated depreciation		(185)
Property and equipement, net		618
OTHER NON-CURRENT ASSETS:		
Deferred tax assets- noncurrent		98
Other non-current assets		98
Assets		1,167
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		8
Accrued salaries and benefits		864
Due to affiliates		8,749
Current liabilities		9,621
NON-CURRENT LIABILITIES:		
Deferred tax liability - non-current		65
Non-current liabilities		65
SHAREHOLDERS EQUITY:		
Contributed capital		307
Retained deficit		(8,826)
Equity		(8,519)
Total liabilities and equity	$	1,167

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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CREDIT MARKET ANALYSIS USA, Inc
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Market Data Fees	$	16,133
Affiliate income		58
Total revenue		**16,191**
Compensation and benefits		3,552
Professional services		1,473
Acquisition-related transaction and integration costs		115
Technology and communication		1,303
Selling, general and administrative		148
Depreciation and amortization		2,994
Operating expenses		**9,585**
Operating income		**6,606**
Other income, net		282
Other income, net		**282**
Pre-tax net income		**6,888**
Income tax benefit		259
Net income		**7,147**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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CREDITEX GROUP INC.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	5,669
Accounts receivable, net of allowance		6
Prepaid expenses and other current assets		29
Current income tax receivable		5
Current assets		5,709
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		33,177
Accumulated depreciation		(27,377)
Property and equipment, net		5,800
OTHER NON-CURRENT ASSETS:		
Goodwill		358,771
Other intangibles, net		10,146
Other noncurrent assets		150
Other non-current assets		369,067
Assets		380,576
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		105
Accrued salaries and benefits		4,759
Due to affiliates, net		470,758
Current liabilities		475,622
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		1,895
Other Non Current Liabilities		52
Non-current liabilities		1,947
Liabilities		477,569
EQUITY:		
Additional paid-in capital		24,446
Contributed capital		410,698
Retained deficit		(533,830)
Accumulated other comprehensive income		1,693
Equity		(96,993)
Total liabilities and equity	$	380,576

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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CREDITEX GROUP INC.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction fees, net	$	138
Other revenue		0
Affiliate revenue		13,810
Total revenue		13,948
Compensation and benefits		13,145
Professional services		150
Technology and communications		467
Rent and other occupancy		1,218
Selling, general & administration		262
Amortization & depreciation expense		10,200
Service & license fees to affiliate		7,341
Operating expenses		32,783
Operating loss		(18,835)
Interest income		25
Interest expense to affiliates		1,112
Other expense, net		649
Other expense, net		1,786
Pre-tax net loss		(17,049)
Income tax benefit		2,502
Net loss	$	(14,547)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Creditex Holdco, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:	
Other assets	$ 1
Total assets	1
LIABILITIES AND EQUITY:	
EQUITY:	
Member capital	1
Member equity	1
Total Equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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CREDITEX LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

ASSETS:		
Cash and cash equivalents	$	94
Accounts receivable, net of allowance		993
Due from affiliates, net		500,731
Assets	$	501,818
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	-
Current liabilities		-
Liabilities		-
Contributed capital		90,241
Retained earnings		411,577
Equity	$	501,818
Total liabilities and equity	$	501,818

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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CREDITEX LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction fees, net	$	3,688
Total revenue		3,688
Selling, general & administration		78
Service & license fees to affiliate		112
Operating expenses		190
Operating income		3,498
Other income, net		(15)
Pre-tax net income		3,483
Net income	$	3,483

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITTRADE, INC.
BALANCE SHEET
As of December 31, 2018
(Unaudited)

OTHER NONCURRENT ASSETS:		
Deferred tax asset - noncurrent	$	610
Investment in affiliates		4,178
Other noncurrent assets		4,788
Assets	$	4,788
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		6,513
Current liabilities		6,513
EQUITY:		
Retained deficit		(2,307)
Accumulated other comprehensive income		582
Equity		(1,725)
Total liabilities and equity	$	4,788

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITTRADE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Total revenue	$ -
	-
Operating expenses	-
Operating income	-
Pre-tax net income	-
Income tax expense	(101)
Net loss	$ (101)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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DCFB, LLC(dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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eCops, LLC (dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:	
Other assets	1
Total assets	$ 1
LIABILITIES AND MEMBER EQUITY:	
MEMBER EQUITY:	
Member capital	1
Member Equity	1
Total Member Equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Electric Railroad LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:	
Other assets	1
Total assets	$ 1
LIABILITIES AND EQUITY:	
EQUITY:	
Member capital	1
Equity	1
Total equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Enterprises Aviation, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Prepaid expenses and other current assets	$	68
Due from affliliate		891
Current assets		959
NON-CURRENT ASSETS:		
Deferred Tax Asset		27
Non-current assets		27
Total assets	**$**	**986**
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		298
Accrued salaries and benefits		168
Current liabilities		**466**
EQUITY:		
Contributed capital		151
Retained earnings		369
Equity		**520**
Total liability and equity	**$**	**986**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Enterprises Aviation, LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Selling, general and administrative		(178)
Operating expenses		**(178)**
Pre-tax net income		178
Income tax expense		132
Net income	$	**46**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

FINRA/NYSE Trade Reporting Facility LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Guaranty Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:	
Other assets	$ 1
Total assets	1
LIABILITIES AND EQUITY:	
EQUITY:	
Member capital	1
Equity	1
Total equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Hawk Enterprises 1, Inc.(dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Hawk Enterprises 2, LLC(dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Highway Networks LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:	
Other assets	1
Total assets	$ 1
LIABILITIES AND EQUITY:	
EQUITY:	
Member capital	1
Equity	1
Total equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE 4165 LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:	
Cash Clearing	
Other assets	1
Total assets	$ 1
LIABILITIES AND EQUITY:	
EQUITY:	
Member capital	1
Equity	1
Total equity	$ 1


ice TRADE THE WORLD

ICE 5660 LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ (14)
Prepaids	29
Current assets	15
PROPERTY PLANT AND EQUIPMENT:	
Property and equipment cost	137,202
Accumulated depreciation	(35,967)
Property and equipment, net	101,235
NON-CURRENT ASSETS	
Other non-current assets	138
Non-current assets	138
Total assets	$ 101,388
LIABILITIES AND EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ 1,170
Due to affiliate	115,742
Other	56
Current liabilities	116,968
Total liabilities	116,968
EQUITY:	
Contributed capital	37,776
Retained deficit	(53,356)
Equity	(15,580)
Total liabilities and equity	$ 101,388

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

ICE 5660 LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Total Revenue		0
OPERATING EXPENSES:		
Professional Services		728
Rent and other occupancy		3,048
Selling, general and administrative		1,490
Amortization and depreciation expense		9,269
Operating expenses		**14,535**
Net loss	**$**	**(14,535)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Atrium, Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	450
Accounts receivable, net of allowance		390
Prepaid expenses and other current assets		879
Income tax receivable		43
Current assets		1,762
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		1,169
Accumulated depreciation		(378)
Property and equipment, net		791
NON-CURRENT ASSETS:		
Goodwill		1,126
Other non-current assets		8
Deferred tax receivable		994
Other non-current assets		2,128
Assets		4,681
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		991
Accrued salaries and benefits		222
Due to affiliates		6,046
Current liabilities		7,259
		-
Liabilities		7,259
SHAREHOLDERS EQUITY:		
Additional paid-in capital		83
Retained deficit		(2,661)
Equity		(2,578)
Total liabilities and equity	$	4,681

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Atrium, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Data services fees, net	$ 1,878
Affiliate revenue	-
Total revenue	**1,878**
Compensation and benefits	1,587
Professional services	112
Technology and communication	4,111
Rent and occupancy	80
Selling, general and administrative	(43)
Depreciation and amortization	237
Affiliate expense	1,317
Operating expenses	**7,401**
Operating loss	**(5,523)**
Other expense (income), net	(98)
Other expense, net	**(98)**
Pre-tax net loss	**(5,425)**
Income tax benefit	**1,131**
Net loss	**(4,294)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE BRAZIL TECHNOLOGY, LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from affiliate	$	338
Current assets		338
Assets		338
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		0
SHAREHOLDERS EQUITY:		
Retained earnings		338
Equity		338
Total liabilities and equity	$	338

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE BRAZIL TECHNOLOGY, LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Total revenue	$ -
Selling, general and administrative	-
Operating expenses	-
Pre-tax net income	-
Income tax expense	-
Net income	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice CLEAR CREDIT

ICE Clear Credit
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	63,742
Cash - clearing member deposits		25,225,628
Accounts receivable, net of allowance		8,016
Restricted Cash		90,000
Prepaid expenses and other current assets		19,943
Current Income Tax Receivable		3,549
Current Assets		25,410,878
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		46,964
Accumulated depreciation		(32,056)
Property and equipment, net		14,908
OTHER NONCURRENT ASSETS:		
Restricted cash long term		50,000
Other noncurrent assets		50,000
Assets	$	25,475,786
LIABILITIES and MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	37,917
Accrued salaries and benefits		5,325
Due to affiliates		10,017
Margin deposits and guaranty funds		25,225,641
Deferred revenue		2,705
Current liabilities		25,281,605
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		23
Other Non Current Liabilities		148
Noncurrent liabilities		171
Liabilities		25,281,776
EQUITY:		
Contributed capital		105,072
Retained earnings		88,938
Total equity		194,010
Total liabilities and equity	$	25,475,786

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice CLEAR CREDIT

ICE Clear Credit
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Clearing and processing fees	$	122,778
Market Data Fees		47
Other revenue		45,796
Affiliate revenue		4,861
Total Revenue		173,482
Expenses:		
Compensation and benefits		18,591
Professional services		574
Technology and communication		5,506
Rent and occupancy		1,046
Selling, general and administrative		882
Depreciation and amortization		7,825
Service and license fees to affiliates		28,804
Operating Expenses		63,228
Operating Income		110,254
Other expense, net		(2,963)
Pre-Tax Net Income		107,291
Income tax expense		(1,745)
Net Income	$	109,036

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Clear U.S. Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)

(in thousands)

Current assets:	
Cash and cash equivalents	23,236
Margin deposits and guaranty funds	6,718,764
Restricted Cash	93,100
Accounts receivable, net of allowance	35,092
Prepaid expenses and other current assets	3,769
Current assets	6,873,961
Other non-current assets:	
Restricted cash	61,000
Deferred tax asset - noncurrent	1,886
Other non-current assets	62,886
Total assets	6,936,847
Current liabilities:	
Accounts payable and accrued liabilities	12,846
Accrued salaries and benefits	1,935
Margin deposits and guaranty funds	6,718,764
Deferred Revenue	1,241
Due to affiliates, net	31,063
Current liabilities	6,765,849
NONCURRENT LIABILITIES:	
Other noncurrent liabilities	6,203
Noncurrent portion of licensing agreement	-
Noncurrent Liabilities	6,203
Total liabilities	6,772,052
Equity:	
Contributed capital	62,542
Retained earnings	102,255
Total equity	164,797
Total liabilities and equity	6,936,849

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Clear U.S. Inc.
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	300,477
Other revenues		21,741
Service and license fees for affiliates		689
Total revenues		322,907
Expenses:		
Compensation and benefits		9,928
Professional services		1,381
Technology and communication		479
Rent and occupancy		838
Selling, general and adminstrative		2,450
Service and license fees to affiliates		58,690
Operating expenses		73,766
Operating income		249,141
Other expenses, net		3,318
Interest expense to affiliates		(500)
Other expense, net		2,818
Pre-tax net income		251,959
Income tax expense		69,623
Net income	$	182,336

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Credit Hub, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS		
Cash & Equivalents		(36)
Prepaid expenses and Other Current Assets		133
		97
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		7,870
Accumulated depreciation		(7,386)
Property and equipment net		484
OTHER NONCURRENT ASSETS		
Goodwill		4,776
Other noncurrent assets		19
Other noncurrent assets		4,795
Total assets	$	5,376
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	257
Accrued salaries and benefits		778
Due to affiliate		20,365
Current liabilities		21,400
Total liabilities		**21,400**
EQUITY:		
Contributed capital		8,940
Retained deficit		(24,964)
Equity		**(16,024)**
Total liabilities and equity	$	**5,376**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting princip generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been deriv from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but c not include all of the information required by generally accepted accounting principles for complete financial statements These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements an notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously with the Securities and Exchange Commission.


ice
TRADE THE WORLD

ICE Credit Hub, LLC
Income Statement
As Of December 31, 2018
(Unaudited)
(In thousands)

REVENUES:	
Transaction fees, net	$ -
Operating revenues	-
OPERATING EXPENSES:	
Compensation and benefits	463
Professional services	0
M&A Expenses	500
Rent and other occupancy	409
Technology	72
Selling, general & administration	40
Amortization & depreciation expense	427
Service & license fees to affiliates	528
Operating expenses	**2,439**
Other Income net	**5**
Pre-tax net loss	(2,434)
Net loss	**$ (2,434)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Data Analytics LLC
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	6,632
Prepaid expenses and other current assets	442
Income tax receivable	12
Due from affiliates, net	347,938
Current assets	355,024
Property and equipment:	
Property and equipment cost	16,171
Accumulated depreciation	(6,189)
Property and equipment, net	9,982
Other non-current assets:	
Other noncurrent assets	154
Other non-current assets	154
Total assets	$ 365,160

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	1,090
Accrued salaries and benefits	2,716
Deferred revenue	1,217
Current liabilities	5,023
Non-current liabilities:	
Other noncurrent liabilities	1,792
Non-current liabilities	1,792
Total liabilities	6,815
Equity:	
Contributed capital	1,248
Retained earnings	357,097
Total equity	358,345
Total liabilities and equity	$ 365,160

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice
TRADE THE WORLD

ICE Data Analytics LLC
Statement of Income
As of December 31, 2018
(Unaudited)
(in thousands)

Revenues:	
Data services fees, net	$ 35,901
Total revenues	35,901
Expenses:	
Compensation and benefits	10,160
Professional services	94
Acquisition-related transaction and integration costs	214
Technology and communication	2,008
Rent and occupancy	1,521
Selling, general and administrative	491
Depreciation and amortization	3,421
Operating expenses	17,909
Operating income	17,992
Other income, net	1
Pre-tax net income	17,993
Income tax expense	7
Net income	$ 17,986

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Connectivity and Feeds, Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	20,367
Income tax receivable	338
Prepaid expenses and other current assets	367
Current assets	21,072
Property and equipment:	
Property and equipment cost	13,742
Accumulated depreciation	(7,988)
Property and equipment, net	5,754
Other non-current assets:	
Other noncurrent assets	849
Deferred tax assets- non-current	6,537
Other non-current assets	7,386
Total assets	$ 34,212
LIABILITIES and EQUITY	
Current liabilities:	
Accounts payable and accrued liabilities	4,888
Accrued salaries and benefits	4,553
Deferred revenue	761
Due to affiliates, net	180,086
Current liabilities	190,288
Non-current liabilities:	
Other noncurrent liabilities	335
Deferred revenue- long-term	549
Non-current liabilities	884
Total liabilities	191,172
Equity:	
Contributed capital	2,946
Retained deficit	(159,906)
Total equity	(156,960)
Total liabilities and equity	$ 34,212

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Connectivity and Feeds, Inc.
Statement of Income
As of December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	69,660
Affiliate revenue		324
Total revenues		69,984
Expenses:		
Compensation and benefits		28,757
Professional services		2,525
Acquisition-related transaction and integration costs		493
Technology and communication		22,223
Rent and occupancy		2,571
Selling, general and administrative		805
Depreciation and amortization		2,785
Affiliate expense		9,695
Operating expenses		69,854
Operating loss		130
Other expense, net		68
Other income, net		68
Pre-tax net loss		198
Income tax benefit		3,310
Net income	$	3,508

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Derivatives, Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 194
Accounts receivable, net of allowance	14,474
Prepaid expenses and other current assets	236
Current assets	**14,904**
PLANT PROPERTY AND EQUIPMENT:	
Property and equipment	36,041
Accumulated depreciation	(22,511)
Property and equipment, net	**13,530**
OTHER NON-CURRENT ASSETS:	
Goodwill	306,722
Other intangibles, net	13,668
Other non-current assets	**320,390**
Total assets	**$ 348,824**
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ 827
Accrued salaries and benefits	338
Due to affiliate	27,548
Deferred revenue, current	24,313
Income tax payable	209
Current liabilities	**53,235**
NON-CURRENT LIABILITIES:	
Deferred tax liability- non-current	7,518
Other non-current liabilities	2,922
Non-current liabilities	**10,440**
Total liabilities	**63,675**
EQUITY:	
Additional paid-in-capital	6,962
Retained earnings	278,187
Total equity	**285,149**
Total Liabilities and equity	**$ 348,824**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Derivatives, Inc.
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Data services fees, net	$	54,857
Affiliate revenue		13
Total revenue		**54,870**
Compensation and benefits		2,080
Professional services		72
Technology and communication		8,303
Rent and occupancy		215
Selling, general and administrative		756
Depreciation and amortization		19,625
Affiliate expense		41,131
Operating expenses		**72,182**
Operating loss		**(17,312)**
Interest income		7
Other income, net		21
Other expense, net		**28**
Pre-tax net loss		**(17,284)**
Income tax benefit		2,560


ice TRADE THE WORLD

ICE Data Indices, LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	819
Accounts receivable, net of allowance		22,870
Prepaid expenses and other current assets		347
Current assets		24,036
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		2,932
Accumulated depreciation		(291)
Property and equipment, net		2,641
NON-CURRENT ASSETS:		
Goodwill		90,895
Other intangibles, net		41,967
Other non-current assets		132,862
Assets		159,539
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		3,039
Accrued salaries and benefits		1,798
Due to affilities		132,429
Deferred revenue		(283)
Current liabilities		136,983
NON-CURRENT ASSETS:		
Other non-current liabilities		58
Liabilities		137,041
SHAREHOLDERS EQUITY:		
Additional paid in capital		1,053
Retained earnings		21,445
Equity		22,498
Total liabilities and equity	$	159,539

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Indices, LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Data services fees, net	$ 52,558
Affiliate revenues	373
Total revenue	**52,931**
Compensation and benefits	8,301
Professional services	589
Technology and communication	10,432
Selling, general and administrative	633
Depreciation and amortization	7,852
Affiliate expenses	4,978
Operating expenses	**32,785**
Operating income	**20,146**
Affiliate interest expense	2,935
Other expense	60
Other expense, net	**2,995**
Pre-tax net income	**17,151**
Net income	**17,151**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Data Investment Group, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.


ice
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ICE Data LP Controller: ICE Data Mgmt Grp LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash ands Cash Equivalents		(19)
Accounts receivable, net of allowance	$	6,767
Prepaids and other current assets		-
Current income tax receivable		-
Due from affiliates		105,297
Current Assets		112,045
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		21
Accumulated depreciation		(21)
Property and equipment net		0
OTHER NONCURRENT ASSETS		
Deferred tax asset - noncurrent		0
Other noncurrent assets		0
Total assets	$	**112,045**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	146
Accrued salaries and benefits		1,179
Income taxes payable		31
Deferred revenue		1,694
Current liabilities		3,050
Non Current Liabilities		(460)
Total liabilities		**2,590**
EQUITY:		
Contributed capital		6,218
Retained earnings		103,237
Equity		**109,455**
Total liabilities and equity	$	**112,045**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of non recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



ICE Data LP Controller: ICE Data Mgmt Grp LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

REVENUES:		
Market data revenue	$	27,465
Revenue from affiliate, net		1,360
Operating revenues		**28,825**
OPERATING EXPENSES:		
Compensation and benefits		4,108
Professional Services		22
Rent and other occupancy		167
Technology and communication		127
Selling, general & administration		278
Intercompany Expense		4,186
Operating expenses		**8,888**
Pre-tax net income		19,937
Income tax expense		5,316
Net income	$	**14,621**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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ICE Data Management Group, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets	1
Total assets	$ 1

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital	1
Equity	1
Total Equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



ICE Data Pricing & Reference Data, LLC
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:	
Cash and cash equivalents	1,082
Accounts receivable, net of allowance	153,267
Prepaid expenses and other current assets	3,168
Due from affiliates, net	2,581,450
Current assets	2,738,967
Property and equipment:	
Property and equipment cost	50,652
Accumulated depreciation	(28,240)
Property and equipment, net	22,412
Total assets	$ 2,761,379

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	21,432
Accrued salaries and benefits	10,367
Deferred revenue	1,932
Current liabilities	33,731
Non-current liabilities:	
Other noncurrent liabilities	11,471
Non-current liabilities	11,471
Total liabilities	45,202
Equity:	
Contributed capital	7,417
Retained earnings	2,708,760
Total equity	2,716,177
Total liabilities and equity	$ 2,761,379

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Data Pricing & Reference Data, LLC
Statement of Income
As of December 31, 2018
(Unaudited)
(in thousands)

Revenues:	
Data services fees, net	659,652
Affiliate revenue	10,685
Total revenues	670,337
Expenses:	
Compensation and benefits	59,356
Professional services	13,604
Acquisition-related transaction and integration costs	11,491
Technology and communication	59,718
Rent and occupancy	5,264
Selling, general and administrative	4,116
Depreciation and amortization	10,612
Affiliate expense	23,112
Operating expenses	187,273
Operating income	483,064
Other expense, net	557
Pre-tax net income	482,507
Income tax expense	68
Net income	$ 482,439

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Data Services Wireless LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	3,478
Accounts receivable, net of allowance		1,224
Due from affiliates		347
Prepaid expenses and other current assets		274
Current assets		5,323
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		4,827
Accumulated depreciation		(2,003)
Property and equipment, net		2,824
NON-CURRENT ASSETS:		
Goodwill		211
Other intangibles, net		2,729
Other non-current assets		573
Other non-current assets		3,513
Assets		11,660
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	2,053
Other current liabilities		35
Deferred revenue		0
Current liabilities		2,088
Liabilities		2,088
SHAREHOLDERS EQUITY:		
Retained earnings		9,572
Equity		9,572
Total liabilities and equity	$	11,660

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Services Wireless LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Data services fees, net	$	7,341
Total revenue		**7,341**
Professional services		385
Technology and communication		3,902
Rent and occupancy		2
Selling, general and administrative		206
Depreciation and amortization		1,787
Operating expenses		**6,282**
Operating income		**1,059**
Other expense, net		(25)
Other expense, net		**(25)**
Pre-tax net income		**1,084**
Net income		**1,084**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

ICE Data Services, Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	1,017
Prepaid expenses and other current assets	7,448
Current assets	8,465
Property and equipment:	
Property and equipment cost	191,990
Accumulated depreciation	(50,685)
Property and equipment, net	141,305
Other non-current assets:	
Deferred tax assets- non-current	1,038
Other noncurrent assets	147
Other non-current assets	1,185
Total assets	$ 150,955

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	22,481
Accrued salaries and benefits	13,970
Other current liabilities	
Current income tax payable	989
Due to affiliates, net	2,034,657
Current liabilities	2,072,097
Non-current liabilities:	
Other noncurrent liabilities	21,966
Non-current liabilities	21,966
Total liabilities	2,094,063
Equity:	
Contributed capital	(674,419)
Retained deficit	(1,268,689)
Total equity	(1,943,108)
Total liabilities and equity	$ 150,955

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Data Services, Inc.
Statement of Income
As of December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	1,117
Affiliate revenue		84
Total revenues		1,201
Expenses:		
Compensation and benefits		65,380
Professional services		3,553
Acquisition-related transaction and integration costs		1,100
Technology and communication		18,874
Rent and occupancy		4,352
Selling, general and administrative		7,197
Depreciation and amortization		27,818
Affiliate expense		1,006
Operating expenses		129,280
Operating loss		(128,079)
Affiliate interest income		20,349
Other income, net		436
Pre-tax net loss		(107,294)
Income tax expense		132,234
Net loss	$	(239,528)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice
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ICE eConfirm LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	2,032
Accounts receivable, net of allowance		1,259
Due from affiliates		5,506
Current assets		8,797
Assets		8,797
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		0
NON-CURRENT LIABILITIES:		
Other non-current liabilities		362
Non-current liabilities		362
Liabilities		362
SHAREHOLDERS EQUITY:		
Retained earnings		8,435
Equity		8,435
Total liabilities and equity	$	8,797

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE eConfirm LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net	$	6,982
Total revenue		**6,982**
Selling, general and administrative		26.00
Affiliate expense		1,367
Operating expenses		**1,393**
Operating income		**5,589**
Pre-tax net income		**5,589**
Net income		**5,589**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE ETF Hub, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Execution Services LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Due to Affiliates		1,304
Current assets		1,304
PROPERTY PLANT AND EQUIPMENT		
Property and equipment cost		-
Accumulated depreciation		-
Property and equipment, net		-
Total Assets	$	**1,304**
LIABILITIES AND MEMBER EQUITY:		
Total liabilities		-
EQUITY:		
Contributed Capital		759
Retained earnings		545
Equity		**1,304**
Total liabilities and equity	$	**1,304**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norn recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year er December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.


ice TRADE THE WORLD™

ICE Execution Services LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Total revenue		**0**
OPERATING EXPENSES:		
Selling, general & administration	$	-
Operating expenses		**0**
Net loss	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Futures U.S. Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	11,757
Restricted cash		27,600
Income tax receivable		132
Accounts receivable		(5,216)
Prepaid expenses and other current assets		1,400
Due from affiliates, net		34,018
Current assets		69,691
Property and equipment:		
Property and equipment cost		1,619
Accumulated depreciation		(1,488)
Property and equipment, net		131
Other non-current assets:		
Goodwill		912,536
Other intangibles assets, net		293,550
Other noncurrent assets		3,973
Other non-current assets		1,210,059
Total assets	$	1,279,881

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	12,179
Accrued salaries and benefits		2,666
Deferred revenue		77
Margin Deposits and Guaranty funds		1,321
Current liabilities		16,243
Non-current liabilities:		
Deferred tax liabilities - noncurrent		75,124
Other noncurrent liabilities		4,283
Non-current liabilities		79,407
Total liabilities		95,650
Equity:		
Contributed capital		75,867
Retained earnings		1,108,364
Total equity		1,184,231
Total liabilities and equity	$	1,279,881

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ice TRADE THE WORLD

ICE Futures U.S. Inc.
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	33,522
Market Data Fees		-
Revenues from affiliates		112,820
Other revenues		1,125
Total revenues		147,467
Expenses:		
Compensation and benefits		13,164
Professional services		127
Technology and communication		68
Rent and occupancy		790
Selling, general and adminstrative		743
Depreciation and amortization		2,150
Service and license fees to affiliates		41,972
Operating expenses		59,014
Operating income		88,453
Other expenses, net		997
Other expense, net		997
Pre-tax net income		89,450
Income tax expense		23,429
Net income	$	66,021

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Markets, Inc.
Balance Sheet
As Of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from affiliates		24,624
Current assets		24,624
Total assets	$	**24,624**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	10
Accrued salaries and benefits		1,257
Income taxes payable		(3)
Current liabilities		1,264
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		(597)
Non-current liabilities		(597)
Total liabilities		**667**
EQUITY:		
Contributed Capital		14,626
Retained earnings		9,331
Equity		**23,957**
Total liabilities and equity	$	**24,624** $

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

ICE Markets, Inc.
Income Statement
Year Ended December 31, 2018
(Unaudited)
(in thousands)

REVENUES:		
Affiliate revenue	$	11,402
Operating Revenues		**11,402**
OPERATING EXPENSES:		
Compensation and benefits		5,599
Professional services		370
Rent and occupancy		219
Technology and communication		4
Selling, general & administrative		316
Depreciation & amortization expense		0
Intercompany expense		3,462
Operating expenses		**9,970**
OTHER EXPENSE:		
Other expense		
Pre-tax net income		1,432
Income tax expense		302
Net income	**$**	**1,130**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Mortgage Services LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ -
Current assets	-
OTHER NON-CURRENT ASSETS:	
Goodwill	168,786
Other intangibles	107,882
Investment in subsidiary	203,512
Other non-current assets	480,180
Assets	480,180
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	-
Intercompany	15,276
Current liabilities	15,276
NON-CURRENT LIABILITIES:	
Deferred tax liability - non current	30,865
Other non-current liabilities	81,245
Non-current liabilities	112,110
Liabilities	127,386
SHAREHOLDERS EQUITY:	
Retained earnings	352,794
Equity	352,794
Total liabilities and equity	$ 480,180

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Mortgage Services LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Intercompany revenue	$ -
Total revenue	**0**
Depreciation and amortization	2,968
Operating expenses	**2,968**
Operating loss	**(2,968)**
Interest expense	(358)
Other income, net	(144)
Other loss, net	**(502)**
Pre-tax net loss	**(3,470)**
Income tax benefit	(925)
Net loss	**(2,545)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE NGX US, Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Prepaid expenses and other current assets	$	3
Due from affiliate		673
Income tax receivable		102
Current assets		778
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		25
Accumulated depreciation		(1)
Property and equipment, net		24
NON-CURRENT ASSETS:		
Deferred tax liabilities- non-current		7
Other non-current assets		7
Assets		809
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		13
Accrued salaries and benefits		115
Income tax payable		0
SEC fees payable		
Current liabilities		128
Liabilities		128
SHAREHOLDERS EQUITY:		
Retained earnings		632
Accumulated other comprehensive income		49
Equity		681
Total liabilities and equity	$	809

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE NGX US, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Other revenues	$	2,017
Total revenue		**2,017**
Compensation and benefits		1,747
Professional Services		15
Technology and communication		37
Rent and other occupancy		80
Selling, general and administrative		17
Depreciation and amortization		1
Affiliate expense		3
Operating expenses		**1,900**
Operating income		**117**
Other income (expense)		(63)
Pre-tax net income		**54**
Income tax expense		35
Net income		**19**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE PROCESSING LLC
BALANCE SHEET
As of December 31, 2018
(unaudited)
(In thousands)

OTHER NON-CURRENT ASSETS:		
Investment in affiliates		$ 8,536
	Other non-current assets	8,536
	Assets	$ 8,536
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		$ 8,583
	Current liabilities	8,583
EQUITY:		
Retained deficit		(46)
	Equity	(46)
	Total Liabilities and Equity	$ 8,536

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE PROCESSING LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Total revenue	-
Operating expenses	-
Operating income	
Other income	-
Pre-tax net income	-
Income tax expense	-
Net income	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Securities Execution & Clearing, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets	1
Total assets	$ 1

LIABILITIES AND EQUITY:

EQUITY:

Member capital	1
Equity	1
Total equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Swap Trade LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	822
Restricted cash		675
Prepaid Expenses and Other Current Assets		29
Due from affiliate		13,226
Current assets		14,752
Total assets	**$**	**14,752**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	2
Current liabilities		2
EQUITY:		
Contributed capital		9,200
Retained earnings		5,550
Equity		**14,750**
Total liabilities and equity	**$**	**14,752**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of noı recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all (information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Swap Trade LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(in thousands)

REVENUES:		
Transaction fees	$	2,589
Operating revenues		2,589
OPERATING EXPENSES:		
Compensation and benefits		20
Professional services		2
Technology Expenses		87
Rent and occupancy		15
Selling, general & administrative		15
Service and license fees to affiliate		799
Operating expenses		938
Operating income		1,651
Other expense		0
Net income	$	1,651

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Trade Vault, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	4,284
Restricted cash		1,670
Accounts receivable, net of allowance		490
Current assets		6,444
Property and equipment:		
Property and equipment cost		1,669
Accumulated depreciation		(1,222)
Property and equipment, net		447
Total assets	$	6,891
Liabilities and Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	40
Accrued salaries and benefits		297
Due to affiliate		725
Current liabilities		1,062
Non-current liabilities:		
Other Non Current Liabilities		-
Non-current liabilities		0
Total liabilities		1,062
EQUITY:		
Contributed capital		2,756
Retained earnings		3,073
Total equity		5,829
Total liabilities and equity	$	6,891

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

ICE Trade Vault, LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Transaction fees, net	$	5,721
Revenues from affiliates		18,291
Total revenues		24,012
Operating expenses:		
Compensation and benefits		1,411
Professional services		(2)
Rent and other occupancy		75
Technology		2
Selling, general & administration		93
Amortization and depreciation expense		371
Service and license fees to affiliate		1,589
Total operating expenses		3,539
Operating Income		20,473
Other income:		
Other income, net		(1)
Interest income from affiliates		0
Other Income		(1)
Net Income	$	20,472

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE UK GP, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE UK LP, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:	
Other assets	1
Total assets	$ 1
LIABILITIES AND MEMBER EQUITY:	
EQUITY:	
Member capital	1
Equity	1
Total Equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE U.S. Holding Company GP, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(in thousands)

Non-current assets:		
Investment in affiliate	$	15
Non-current assets		15
Total assets		15
Liabilities and Equity		
Equity:		
Retained earnings		15
Total equity		15
Total liabilities and equity	$	15


ice TRADE THE WORLD

ICE U.S. Holding Company LP LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(in thousands)

Current assets:		
Cash and Cash Equivalents	$	8,496
Current assets		8,496
Investment in subsidiary		140,704
Total assets	$	149,200
Liabilities and Equity		
Current liabilities:		
Accounts Payable and Accrued Liabilities		16
Income taxes payable		5,691
Due to affiliate		0
Total liabilities	$	5,707
Equity:		
Contributed capital		46,258
Retained earnings		97,235
Total equity		143,493
Total liabilities and equity	$	149,200


ice
TRADE THE WORLD™

ICE U.S. Holding Company LP LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Total revenues		-
Operating expenses:		
Selling, general & administration		13
Total operating expenses		**13**
Operating loss		**(13)**
Other Income		**0**
Provision for taxes		**0**
Net Loss	**$**	**(13)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE US OTC Commodity Markets, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	10,738
Accounts receivable, net of allowance		17,912
Current income tax receivable		(10)
Due from affiliate		17,029
Current assets		45,669
Total assets	**$**	**45,669**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	11,514
Current liabilities		11,514
Total liabilities		**11,514**
EQUITY:		
Additional paid-in capital		193
Retained earnings		33,962
Equity		**34,155**
Total liabilities and equity	**$**	**45,669**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain info normally included in financial statements prepared in accordance with accounting principles generally accepted in the United America have been condensed or omitted. These financial statements do not include income taxes accounting and equity me accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontine Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally ac accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are con Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE US OTC Commodity Markets, LLC
Income Statement
As Of December 31, 2018
(Unaudited)
(In thousands)

REVENUES:		
Transaction fees, net	$	761
Market data fees		69,826
Other revenue		20,008
Intercompany revenue		4,809
Operating revenues		**95,404**
OPERATING EXPENSES:		
Selling, general & administration		591
Service & license fees to affiliates		62,303
Operating expenses		**62,894**
Operating income		**32,510**
OTHER INCOME:		
Other income		**(92)**
Net income	**$**	**32,418**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

Igloo Intermediate Corporation
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:	
Cash and cash equivalents	$ 1
Due from affiliates, net	8,654
Current assets	**8,655**
Other non-current assets:	
Deferred tax assets - noncurrent	166
Other non-current assets	**166**
Total assets	**$ 8,821**

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	-
Current liabilities	-
Total liabilities	-
Equity:	
Retained earnings	8,821
Total equity	**8,821**
Total liabilities and equity	**$ 8,821**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Igloo Intermediate Corporation
Statement of Income
As of December 31, 2018
(Unaudited)
(in thousands)

Total revenues	-
Selling, general and administrative	-
Operating expenses	-
Operating loss	-
Pre-tax net loss	-
Income tax benefit	45
Net income	45

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Interactive Data Holdings Corporation
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Non-current assets:	
Goodwill	3,231,837
Other intangibles, net	2,037,258
Investment in subsidiary	10,096
Due from affiliates	16,963
Non-current assets	**5,296,154**
Total assets	**$ 5,296,154**
LIABILITIES and EQUITY	
Current liabilities:	
Income tax payable	(2,132)
Current liabilities	**(2,132)**
Non-current liabilities:	
Deferred tax liabilities - noncurrent	599,020
Non-current liabilities	**599,020**
Total liabilities	**596,888**
Equity:	
Contributed capital	1,474
Retained deficit	4,697,792
Total equity	**4,699,266**
Total liabilities and equity	**$ 5,296,154**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



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Interactive Data Holdings Corporation
Statement of Income
As of December 31, 2018
(Unaudited)
(in thousands)

Total revenues	-
Expenses:	
Depreciation and amortization	135,557
Operating expenses	135,557
Operating loss	(135,557)
Other expenses, net	-
Pre-tax net loss	(135,557)
Income tax benefit	16,937
Net income	$ (118,620)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Interactive Data Online Properties. Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	134
Due to affiliates	60,646
Current assets	60,780
Total assets	$ 60,780

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	4
Deferred Revenue	126
Current liabilities	130
Non-current liabilitiess:	
Deferred tax liabilities- non-current	268
Non-current liabilities	268
Total liabilities	398
Equity:	
Retained earnings	60,382
Total equity	60,382
Total liabilities and equity	$ 60,780

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Interactive Data Online Properties, Inc.
Statement of Income
As of December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	2,639
Total revenues		2,639
Expenses:		
Technology and communication		-
Selling, general and administrative		-
Operating expenses		-
Operating income		2,639
Other expesnse, net		-
Pre-tax net income		2,639
Income tax expense		732
Net income	$	1,907

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinenta lExchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Interactive Data Real-Time Group, Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)

(in thousands)

Current assets:	
Cash and cash equivalents	
Accounts receivable, net of allowance	80
Due from affiliates, net	3,751
Current assets	3,831
Total assets	$ 3,831
LIABILITIES and EQUITY	
Current liabilities:	
Accounts payable and accrued liabilities	3
Current liabilities	3
Total liabilities	3
Equity:	
Retained earnings	3,828
Total equity	3,828
Total liabilities and equity	$ 3,831

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Real-Time Group, Inc.
Statement of Income
As of December 31, 2018
(Unaudited)
(in thousands)

Revenues:	
Data services fees, net	$ 335
Total revenues	335
Expenses:	
Selling, general and administrative	-
Operating expenses	-
Operating income	335
Other expense, net	36
Other expense, net	36
Pre-tax net income	299
Income tax expense	80
Net income	$ 219

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	2,300
Restricted cash		18,722
Accounts receivable, net of allowance		5,503
Prepaid expenses and other current assets		34,986
Current income tax receivable		17,670
Current assets		79,181
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		744,245
Accumulated depreciation		(484,787)
Property and equipment, net		259,458
OTHER NON-CURRENT ASSETS:		
Goodwill		87,587
Other intangibles, net		(385,930)
Investment in affiliates		2,824,453
Long-term restricted cash and investments		10,005
Other non-current assets		38,565
Other non-current assets		2,574,680
Assets		2,913,319
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		36,008
Accrued salaries and benefits		80,321
Other current liabilities		18,848
Income tax payable		(41,663)
Deferred revenue		3,389
Due to affiliates		1,730,439
Current liabilities		1,827,342
NON-CURRENT LIABILITIES:		
Deferred tax liabilities- noncurrent		(5,385)
Other non-current liabilities		51,670
Non-current liabilities		46,285
Liabilities		1,873,627
Noncontrolling interest		170,742
SHAREHOLDERS EQUITY:		
Additional paid-in capital		278,101
Retained earnings		575,909
Accumulated other comprehensive income		14,940
Equity		868,950
Total liabilities and equity	$	2,913,319

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net	$	17,202
Data services fees, net		18,664
Other revenues		3,783
Affiliate revenue		430,106
Total revenue		**469,755**
Compensation and benefits		245,999
Professional services		41,170
Acquisition-related transaction and integration costs		11,863
Technology and communication		117,354
Rent and occupancy		2,857
Selling, general and administrative		28,546
Depreciation and amortization		108,422
Affiliate expense		13,727
Operating expenses		**569,938**
Operating loss		**(100,183)**
Interest income		220
Affiliate interest income		(11,297)
Other income, net		(950)
Other expense, net		**(12,027)**
Pre-tax net loss		**(112,210)**
Income tax expense		9,422
Net loss		**(121,632)**
Net loss from continuing operations attributable to non-controlling interest		(31,619)
Net loss attributable to ICE	$	(153,251)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Intercontinental Exchange International , Inc.
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

Intercontinental Exchange Property Protection, Inc
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	4,834
Accounts Receivable		15
Prepaid expenses and other current assets		699
Due from affiliates		6,091
Total current assets		11,639
NON-CURRENT ASSETS:		
Deferred tax liabilities - non current		70
Total non-current assets		70
Total assets	$	11,709
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	2,372
Income tax payable		885
Deferred revenue		1,213
Current Liabilities		4,470
Total Liabilities		4,470
EQUITY:		
Retained earnings		7,239
Total equity		7,239
Total liabilities and equity	$	11,709

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Intercontinental Exchange Property Protection, Inc
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Total Revenue	$ -
Expenses:	
Compensation and benefits	(2,202)
Professional services	109
Selling, general and administrative	(101)
Operating Expenses	(2,194)
Operating Income	2,194
Interest income	53
Other Income	53
Pre-tax net income	2,247
Income tax expense	594
Net income	$ 1,653

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Cert information normally included in financial statements prepared in accordance with accounting principles generally accepted in t United States of America have been condensed or omitted. These financial statements do not include income taxes accounting equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended Decembe 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commissior


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INTERCONTINENTAL EXCHANGE, INC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	2,673
Prepaid expenses and other current assets		1,217
Current assets		3,890
OTHER NON-CURRENT ASSETS:		
Investment in affiliates		15,837,371
Other non-current assets		16,652
Other non-current assets		15,854,023
Assets	$	15,857,913
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	63,797
Accrued salaries and benefits		9,806
Long term debt - current portion		950,895
Due to affiliates		4,448,146
Income tax payable		(3,253)
Current liabilities		5,469,391
NONCURRENT LIABILITIES:		
Notes payable long-term		6,490,063
Deferred taxes payable - non-current		(296)
Non-current liabilities		6,489,767
Liabilities		11,959,158
EQUITY:		
Common stock, $0.01 par value		6,037
Treasury stock, at cost		(2,354,439)
Additional paid-in capital		10,982,651
Retained deficit		(2,710,148)
Accumulated other comprehensive income		(2,025,346)
Equity		3,898,755
Total liabilities and equity	$	15,857,913

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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INTERCONTINENTAL EXCHANGE, INC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Total Revenue	$ -
Compensation and benefits	1,439
Selling, general and administrative	1,120
Operating expenses	**2,559**
Operating loss	**(2,559)**
Interest income	682
Affiliate interest expense	(127,678)
Interest expense	(237,075)
Other income, net	123,331
Other expense	**(240,740)**
Pre-tax net loss	**(243,299)**
Income tax benefit	104,525
Net loss	**$ (138,774)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Internet Services Telco LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Current assets		0
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		160
Accumulated depreciation		(84)
Property and equipment, net		76
Assets		76
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates		84
Current liabilities		84
Liabilities		84
SHAREHOLDERS EQUITY:		
Retained deficit		(8)
Equity		(8)
Total liabilities and equity	$	76

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Internet Services Telco LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Data services fees, net	-
Total revenue	**0**
Depreciation and amortization	51
Operating expenses	**51**
Operating loss	**(51)**
Pre-tax net loss	**(51)**
Net loss	**(51)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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MERSCORP Holdings, Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	11,222
Accounts receivable, net of allowance		12,381
Prepaid expenses and other current assets		41,557
Due from affiliates		8,588
Income tax receivable		15
Current assets		73,763
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		3,289
Accumulated depreciation		(2,972)
Property and equipment, net		317
NON-CURRENT ASSETS:		
Deferred income tax asset non-current		1,336
Other non-current assets		81,287
Other non-current assets		82,623
Assets		156,703
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		1,183
Accrued salaries and benefits		6,659
Other current liabilities		40,593
Income taxes payable		784
Deferred revenue		1,820
Current liabilities		51,039
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		895
Non-current liabilities		895
Liabilities		51,934
SHAREHOLDERS EQUITY:		
Contributed capital		200,995
Retained deficit		(96,226)
Equity		104,769
Total liabilities and equity	$	156,703

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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MERSCORP Holdings, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net	21,086
Other revenue	905
Total revenue	**21,991**
Compensation and benefits	6,327
Professional Services	2,500
Technology and communication	204
Rent and other occupancy	381
Selling, general and administrative	464
Depreciation and amortization	57
Affiliate expense	264
Operating expenses	**10,197**
Operating loss	**11,794**
Other income (expense)	653
Pre-tax net loss	**12,447**
Income tax expense	3,672
Net loss	**8,775**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Mortgage Electronic Registration System, Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	688
Short-term investments		1,061
Prepaid expenses and other current assets		16
Current assets		1,765
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment, net		-
Property and equipment, net		-
OTHER NON-CURRENT ASSETS:		
Deferred income tax asset		6
Long-term restricted cash and investments		1,025
Investment in subsidiary		(2,518)
Other non-current assets		(1,487)
Assets		278
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		200
Intercompany		41
Current liabilities		241
NON-CURRENT LIABILITIES:		
Deferred tax liability - non current		6
Non-current liabilities		6
Liabilities		247
SHAREHOLDERS EQUITY:		
Retained earnings		31
Equity		31
Total liabilities and equity	$	278

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Mortgage Electronic Registration Systems, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Intercompany revenue	$	264
Total revenue		**264**
Compensation and benefits		15
Professional services		158
Technology and communication		1
Selling, general and administrative		66
Operating expenses		**240**
Operating income		**24**
Interest expense		10
Other income, net		9
Other income, net		**19**
Pre-tax net income		**43**
Income tax expense		**11**
Net income		**32**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



New York Futures Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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New York Stock Exchange LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets	1
Total assets	$ 1

LIABILITIES AND EQUITY:

EQUITY:

Member capital	1
Equity	1
Total equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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NSX Securities, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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NYSE American LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 886
Accounts receivable, net of allowance	36,389
Current assets	37,275
PLANT PROPERTY AND EQUIPMENT:	
Property and equipment	384
Accumulated depreciation	(384)
Property and equipment, net	0
NON-CURRENT ASSETS:	
Goodwill	932,588
Other intangibles, net	651,684
Other noncurrent assets	8,730
Other non-current assets	1,593,002
Assets	1,630,277
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	47,503
Accrued salaries and benefits	(1)
Due to affiliate	32,191
Income Tax Payable	181
Deferred revenue	5,346
SEC fees payable	793
Current liabilities	86,013
NON-CURRENT LIABILITIES:	
Deferred tax liabilities - noncurrent	186,879
Other non-current liabilities	3,520
Deferred Revenue - Long Term	3,841
Non-current liabilities	194,240
Liabilities	280,253
Noncontrolling interest	27,418
SHAREHOLDERS EQUITY:	
Additional paid-in capital	3,065
Retained earnings	1,318,173
Accumulated other comprehensive income	1,368
Equity	1,322,606
Total liabilities and equity	$ 1,630,277

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE American LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net	$	7,024
Data services fees, net		7,273
Listing Fees		20,172
Other revenues		486
Affiliate revenue		943
Transaction based expenses		(3,488)
Total revenue, less transaction-based expenses		**32,410**
Compensation and benefits		66
Professional Services		492
Technology and communication		90
Selling, general and administrative		979
Depreciation and amortization		8,647
Affiliate expense		13,782
Operating expenses		**24,056**
Operating income		**8,354**
Interest income		8
Other income, net		15,560
Other expense, net		**15,552**
Pre-tax net income		**23,906**
Income tax benefit		**9,391**
Net income		**14,515**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE ARCA, Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 834
Accounts receivable, net of allowance	6,552
Due from affiliates	323,914
Prepaid expenses and other current assets	3,292
Income tax receivable	348
Current assets	334,940
PLANT PROPERTY AND EQUIPMENT:	
Property and equipment	2,086
Accumulated depreciation	(1,545)
Property and equipment, net	541
NON-CURRENT ASSETS:	
Other noncurrent assets	64,654
Non-current assets	64,654
Assets	400,135
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	813
Accrued salaries and benefits	1,595
Income tax payable	40
SEC fees payable	2,636
Current liabilities	5,084
NON-CURRENT LIABILITIES:	
Deferred tax liabilities - noncurrent	5,429
Other non-current liabilities	2,869
Non-current liabilities	8,298
Liabilities	13,382
SHAREHOLDERS EQUITY:	
Additional paid-in capital	4,819
Retained earnings	380,564
Accumulated other comprehensive income	1,370
Equity	386,753
Total liabilities and equity	$ 400,135

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE ARCA, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net	$ 183,213
Data services fees, net	8,625
Other revenues	21,539
Transaction based expenses	(135,070)
Total revenue, less transaction-based expenses	**78,307**
Compensation and benefits	8,026
Professional services	28
Acquisition-related transaction and integration costs	385
Technology and communication	1,694
Rent and occupancy	4,052
Selling, general and administrative	844
Depreciation and amortization	186
Affiliate expense	10,128
Operating expenses	**25,343**
Operating income	**52,964**
Affiliate interest income	5,911
Other income, net	15,654
Other expense, net	**21,565**
Pre-tax net income	**74,529**
Income tax expense	18,255
Net income	**56,274**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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NYSE ARCA LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	147
Accounts receivable, net of allowance		44,134
Due from affiliates		343,256
Prepaid expenses and other current assets		666
Current assets		388,203
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		84,576
Accumulated depreciation		(58,221)
Property and equipment, net		26,355
NON-CURRENT ASSETS:		
Goodwill		563,001
Other intangibles, net		976,228
Other non-current assets		5,681
Other non-current assets		1,544,910
Assets		1,959,468
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		7,519
Accrued salaries and benefits		(15)
Income tax payable		954
Deferred revenue		453
SEC fees payable		42,138
Current liabilities		51,049
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		270,830
Other non-current liabilities		23,368
Non-current liabilities		294,198
Liabilities		345,247
SHAREHOLDERS EQUITY:		
Additional paid-in capital		9,356
Retained earnings		1,604,865
Equity		1,614,221
Total liabilities and equity	$	1,959,468

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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NYSE ARCA LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net	$	646,328
Data services fees, net		71,607
Listing Fees		10,809
Other revenues		18,967
Affiliate revenue		2,350
Transaction based expenses		(558,981)
Total revenue, less transaction-based expenses		**191,080**
Compensation and benefits		(88)
Professional services		620
Technology and communication		2,811
Selling, general and administrative		2,676
Depreciation and amortization		24,636
Affiliate expense		102,379
Operating expenses		**133,034**
Operating income		**58,046**
Affiliate interest income		8,377
Other income, net		(5)
Other income, net		**8,372**
Pre-tax net income		**66,418**
Income tax expense		16,003
Net income		**50,415**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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NYSE Chicago Holdings, Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	60
Due from affiliates, net		17,025
Current assets		17,085
Property and equipment:		
Property and equipment cost		(4,687)
Accumulated depreciation		4,254
Property and equipment, net		(433)
Other non-current assets:		
Goodwill		29,938
Other intangibles assets, net		35,740
Other noncurrent assets		487
Other non-current assets		66,165
Total assets	$	82,817
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$	30
Current liabilities		30
Non-current liabilities:		
Deferred tax liabilities - noncurrent		9,830
Non-current liabilities		9,830
Total liabilities		9,860
Equity:		
Contributed capital		914
Retained earnings		72,043
Total equity		72,957
Total liabilities and equity	$	82,817

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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NYSE Chicago Holdings, Inc.
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	180
Total revenues		180
Expenses:		
Rent and occupancy		64
Selling, general and adminstrative		(17)
Depreciation and amortization		95
Operating expenses		142
Operating income		38
Other expenses, net		-
Other expense, net		-
Pre-tax net income		38
Income tax expense		9
Net income	$	29

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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NYSE Chicago, Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	3,801
Income tax receivable		1,674
Accounts receivable		3,853
Prepaid expenses and other current assets		336
Current assets		9,664
Property and equipment:		
Property and equipment cost		6,962
Accumulated depreciation		(4,696)
Property and equipment, net		2,266
Other non-current assets:		
Deferred tax assets- non current		14,183
Other noncurrent assets		1,730
Other non-current assets		15,913
Total assets	$	27,843
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$	1,112
Accrued salaries and benefits		3,292
Due to affiliates, net		18,229
Deferred revenue		10
SEC fees payable		4,051
Current liabilities		26,694
Non-current liabilities:		
Other noncurrent liabilities		4,611
Accrued employee benefits - long term		2,395
Deferred revenue - long term		53
Non-current liabilities		7,059
Total liabilities		33,753
Equity:		
Contributed capital		14,082
Retained deficit		(20,069)
Accumulated other comprehensive income		77
Total equity		(5,910)
Total liabilities and equity	$	27,843

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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NYSE Chicago, Inc.
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	12,249
Market Data Fees		1,838
Listings fees		91
Other revenues		802
Transaction based expenses		(5,360)
Total revenues		9,620
Expenses:		
Compensation and benefits		13,209
Professional services		779
Technology and communication		869
Rent and occupancy		336
Selling, general and adminstrative		280
Depreciation and amortization		500
Affiliate expense		218
Operating expenses		16,191
Operating loss		(6,571)
Interest expense		77
Other expenses, net		51
Other expense, net		128
Pre-tax net loss		(6,699)
Income tax benefit		1,795
Net loss	$	(4,904)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Group, Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	166
Income tax receivable		2,848
Current assets		3,014
OTHER NON-CURRENT ASSETS:		
Goodwill		155,981
Investment in Sub		74,689
Deferred tax asset - non-current		6,312
Other non-current assets		236,982
Total assets	$	239,996
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	3,449
Due to affiliates		167,994
Current liabilities		171,443
NON-CURRENT LIABILITIES:		
Other non-current liabilities		33,071
Non-current liabilities		33,071
Total liabilities		204,514
EQUITY:		
Contributed capital		78,177
Retained deficit		(42,695)
Total equity		35,482
Total liabilities and equity	$	239,996

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Group, Inc.
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenue:	
Total Revenue	-
Expenses:	
M&A expenses	-
Selling, general, and administrative	433
Amortization and Depreciation	1,475
Intercompany expenses	1,599
Operating expenses	3,507
Operating loss	(3,507)
Intercompany Interest income	1,849
Other income net	337
Other expense, net	2,186
Pre-tax net loss	(1,321)
Income tax benefit	34,023
Net income	$ 32,702

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Holdings LLC
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 311
Due from affiliates	3,761,079
Current assets	3,761,390
OTHER NON-CURRENT ASSETS:	
Other non-current assets	11,392
Deferred tax assets - non-current	0
Other non-current assets	11,392
Assets	$ 3,772,782
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ 0
Income taxes payable	-
Current Liabilities	0
NON-CURRENT LIABILITIES:	
Notes payable - non-current	-
Non-current liabilities	0
Liabilities	0
EQUITY:	
Contributed Capital	(6,575,230)
Retained defecit	10,348,012
Total equity	3,772,782
Total liabilities and equity	$ 3,772,782

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Holdings LLC
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$ -
Expenses:	
Professional services	-
Technology and communication	-
Selling, general and administrative	7
Intercompany Expense	-
Operating expenses	7
Operating loss	(7)
Interest income from affiliates	94,212
Other expense, net	-
Other expense, net	94,212
Pre-tax net income	94,205
Income tax benefit	-
Net income	$ 94,205

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE IP LLC

Balance Sheet

As of December 31, 2018

(Unaudited)

(in thousands)

CURRENT ASSETS:	
Due from affiliates	$ 662
Current assets	662
Assets	$ 662
LIABILITIES AND EQUITY:	
EQUITY:	
Retained deficit	(3,132)
Contributed capital	3,869
Accumulated other comprehensive income	(75)
Total equity	662
Total liabilities and equity	$ 662

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe Holdings, LLC (Dormant)
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Due from affiliate	$ 2
Current liabilities	2
Liabilities	2
EQUITY:	
Retained deficit	(2)
Total equity	(2)
Total liabilities and equity	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe US, LLC
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	83
Current assets		83
NON-CURRENT ASSETS:		
Deferred tax asset - non-current		88
Goodwill		(31)
Other non-current assets		57
Total assets	$	140
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliate	$	25,818
Current liabilities		25,818
Total liabilities		25,818
EQUITY:		
Contributed capital		(23,807)
Retained deficit		(1,871)
Total equity		(25,678)
Total liabilities and equity	$	140

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe US, LLC
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$ -
Expenses:	
Operating expenses	-
Pre-tax net loss	-
Income tax benefit	-
Net income	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting princi generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been deri from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Repor on Form 10-K previously filed with the Securities and Exchange Commission.


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NYSE Market (DE), Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	54,441
Short-term investments		13,709
Accounts receivable, net of allowance		181,797
Due from affiliates		1,049,850
Prepaid expenses and other current assets		9,141
Income tax receivable		1,395
Current assets		1,310,333
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		438,117
Accumulated depreciation		(109,277)
Property and equipment, net		328,840
NON-CURRENT ASSETS:		
Goodwill		1,564,001
Other intangibles, net		1,838,265
Other non-current assets		63,658
Other non-current assets		3,465,924
Assets		5,105,097
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		75,794
Accrued salaries and benefits		48,279
Deferred revenue		48,046
SEC fees payable		48,855
Current liabilities		220,974
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		415,024
Other non-current liabilities		64,503
Accrued employee benefits - long term		188,887
Deferred revenue - long term		72,663
Non-current liabilities		741,077
Liabilities		962,051
SHAREHOLDERS EQUITY:		
Contributed capital		(434,539)
Additional paid-in capital		91,743
Retained earnings		4,575,828
Accumulated other comprehensive income		(89,986)
Equity		4,143,046
Total liabilities and equity	$	5,105,097

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Market (DE), Inc.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net	$	683,156
Data services fees, net		221,986
Listing Fees		413,345
Other revenues		39,612
Affiliate revenue		110,885
Transaction based expenses		(533,468)
Total revenue, less transaction-based expenses		**935,516**
Compensation and benefits		147,973
Professional services		38,755
Technology and communication		23,255
Rent and occupancy		11,253
Selling, general and administrative		41,584
Depreciation and amortization		44,376
Affiliate expense		105,161
Operating expenses		**412,357**
Operating income		**523,159**
Interest income		137
Affiliate interest income		33,916
Interest expense		(14)
Other income, net		(7,919)
Other income, net		**26,120**
Pre-tax net income		**549,279**
Income tax expense		**152,330**
Net income		**396,949**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

NYSE National, Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	233
Income tax receivable		70
Current assets		303
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		4,720
Accumulated depreciation		(591)
Property and equipment, net		4,129
NON-CURRENT ASSETS:		
Goodwill		5,355
Other intangibles, net		2,000
Other non-current assets		1,010
Other non-current assets		8,365
Assets		12,797
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		5,675
Due to affiliates		9,924
Current liabilities		15,599
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		782
Non-current liabilities		782
Liabilities		16,381
SHAREHOLDERS EQUITY:		
Retained deficit		(3,584)
Equity		(3,584)
Total liabilities and equity	$	12,797

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE National, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net	11,389
Data services fees, net	3,760
Affiliate revenue	(46)
Transaction based expenses	(20,358)
Total revenue	**(5,255)**
Compensation and benefits	143
Professional Services	108
Technology and communication	43
Selling, general and administrative	(77)
Depreciation and amortization	591
Affiliate expense	30
Operating expenses	**838**
Operating loss	**(6,093)**
Pre-tax net loss	**(6,093)**
Income tax benefit	2,522
Net loss	**(3,571)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Technologies Connectivity, Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	742
Accounts receivable, net of allowance		24,265
Due from Affiliates		262,933
Prepaid expenses and other current assets		2,323
Income tax receivable		29
Current assets		290,292
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		28,975
Accumulated depreciation		(19,256)
Property and equipment, net		9,719
NON-CURRENT ASSETS:		
Goodwill		332,000
Other intangibles, net		345,000
Other non-current assets		677,000
Assets		977,011
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		6,741
Accrued salaries and benefits		930
Income tax payable		3
Current liabilities		7,671
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		96,587
Other non-current liabilities		6,950
Non-current liabilities		103,537
Liabilities		111,208
SHAREHOLDERS EQUITY:		
Contributed capital		479
Additional paid-in capital		2,512
Retained earnings		862,800
Accumulated other comprehensive income		12
Equity		865,803
Total liabilities and equity	$	977,011

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Technologies Connectivity, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net		
Data services fees, net	$	140,215
Affiliate revenue		5,220
Total revenue		**145,435**
Compensation and benefits		7,324
Professional Services		72
Acquisition-related transaction and integration costs		0
Technology and communication		26,297
Rent and occupancy		505
Selling, general and administrative		1,988
Depreciation and amortization		3,311
Affiliate expense		16,750
Operating expenses		**56,247**
Operating income		**89,188**
Affiliate interest income		9,326
Other expense, net		**9,326**
Pre-tax net income		**98,514**
Income tax benefit (expense)		(25,572)
Net income		**72,942**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

onExchange Board of Trade (dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:	
Other assets	$ 1
Total Assets	1
LIABILITIES AND EQUITY:	
EQUITY:	
Member capital	1
Equity	1
Total Equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

onExchange Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:	
Other assets	$ 1
Total assets	**1**
LIABILITIES AND EQUITY:	
EQUITY:	
Member capital	1
Member equity	**1**
Total equity	**$ 1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

PDR Services LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incorr taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Pit Trader, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



Q-WIXX B SUB, LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)

ASSETS:		
OTHER NON-CURRENT ASSETS:		
Investment in affiliates		1,989
	Other non-current assets	1,989
	Assets	1,989
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates		1,638
	Current liabilities	1,638
EQUITY:		
Retained earnings		351
	Equity	351
	Total liabilities and equity	$ 1,989

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Q-WIXX B SUB, LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Total revenue	$	-
Selling, general & administration		-
Operating expenses		-
Operating loss		-
Pre-tax net loss		-
Income tax benefit		-
Net income	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

WORLD

QW HOLDINGS , LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

ASSETS:		
Cash and cash equivalents	$	-
Due from affiliates, net		5,604
ent assets		5,604
l assets		5,604
Retained earnings	$	4,431
Contributed capital		1,173
ity		5,604
l equity	$	5,604

n of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally inancial statements prepared in accordance with accounting principles generally accepted in the United States of America have been r omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at 1, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that s not include all of the information required by generally accepted accounting principles for complete financial statements. These tements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year nber 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

QW HOLDINGS, LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Total revenue	$ -
Selling, general & administration	-
Operating expenses	-
Operating loss	-
Intercompany interest income	234
Pre-tax net income	234
Income tax expense	-
Net income	$ 234

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Radiate, Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	371
Due from affilates		175
Current assets		546
OTHER NON-CURRENT ASSETS:		
Other intangibles, net		3,953
Other non-current assets		3,953
Total assets	$	4,499
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates		-
Current liabilities		-
NON-CURRENT LIABILITIES:		
Deferred tax liabilities- non current		1,021
Non-current liabilities		1,021
Total liabilities		1,021
EQUITY:		
Contributed capital		-
Retained earnings		3,478
Total equity		3,478
Total liabilities and equity	$	4,499

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Radiate, Inc.
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenue:		
Other Revenue		26
Total Revenue		26
Expenses:		
Compensation and benefits		138
Professional services		60
Amortization and Depreciation		1,132
Operating expenses		1,330
Operating loss		(1,304)
Other expense, net		-
Pre-tax net loss		(1,304)
Income tax benefit		361
Net loss	$	(943)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



SECURITIES EVALUATIONS, INC.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	515
Accounts receivable, net of allowance		21,647
Prepaid expenses and other current assets		155
Due from affiliates		12,313
Current assets		34,630
PROPERTY AND EQUIPMENT		
Property and equipment cost		801
Accumulated depreciation		(413)
Property and equipement, net		388
OTHER NON-CURRENT ASSETS:		
Goodwill		276,704
Other intangibles, net		123,164
Deferred income tax asset- noncurrent		952
Other non-current assets		400,820
Assets		435,838
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		446
Accrued salaries and benefits		388
Current liabilities		834
NON-CURRENT LIABILITIES:		
Deferred tax liabilities- noncurrent		36,823
Non-current liabilities		36,823
Liabilities		37,657
SHAREHOLDERS EQUITY:		
Contributed capital		286
Retained earnings		397,895
Equity		398,181
Total liabilities and equity	$	435,838

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

SECURITIES EVALUATIONS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Data services fees, net	$ -
Total revenue	-
Compensation and benefits	1
Acquisition-related transaction and integration costs	923
Depreciation and amortization	10,697
Operating expenses	**11,621**
Operating loss	**11,621**
Affiliate interest income	729
Other income, net	80
Other income, net	**809**
Pre-tax net loss	**10,812**
Income tax benefit	3,186
Net loss	**7,626**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Securities Industry Automation Corporation
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	566
Accounts receivable, net of allowance		3,079
Due from Affiliates		258,598
Prepaid expenses and other current assets		5,043
Current assets		267,286
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		332,297
Accumulated depreciation		(202,005)
Property and equipment, net		130,292
Assets		397,578
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		3,989
Accrued salaries and benefits		7,196
Income Tax Payable		2,917
Current liabilities		14,102
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		9,332
Other non-current liabilities		7,434
Non-current liabilities		16,766
Liabilities		30,868
SHAREHOLDERS EQUITY:		
Additional paid-in capital		14,703
Retained earnings		352,007
Equity		366,710
Total liabilities and equity	$	397,578

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Securities Industry Automation Corporation
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net		
Data services fees, net	$	14,314
Affiliate revenue		97,989
Total revenue		**112,303**
Compensation and benefits		32,669
Professional services		1,615
Technology and communication		25,120
Rent and occupancy		388
Selling, general and administrative		2,034
Depreciation and amortization		29,490
Operating expenses		**91,316**
Operating income		**20,987**
Pre-tax net income		**20,987**
Income tax expense		**4,445**
Net income		**16,542**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Stock Clearing Corporation
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from Affiliates	$	2,764
Current assets		2,764
NON-CURRENT ASSETS:		
Goodwill		(19)
Other noncurrent assts		300
Other non-current assets		281
Assets		3,045
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		-
Liabilities		-
SHAREHOLDERS EQUITY:		
Retained earnings		3,045
Equity		3,045
Total liabilities and equity	$	3,045

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Stock Clearing Corporation
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Other revenues	$ -
Total revenue	**0**
Selling, general and administrative	0
Operating expenses	**0**
Operating income	**0**
Other expense, net	**0**
Pre-tax net income	**0**
Income tax expense	**0**
Net income	**0**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Strike Network Services LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	12
Due from affiliates		21
Current assets		33
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		400
Accumulated depreciation		(127)
Property and equipment, net		273
Assets		306
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		0
Liabilities		0
SHAREHOLDERS EQUITY:		
Retained earnings		306
Equity		306
Total liabilities and equity	$	306

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Strike Network Services LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Data services fees, net	-
Total revenue	**0**
Depreciation and amortization	68
Operating expenses	**68**
Operating loss	**(68)**
Pre-tax net loss	**(68)**
Net loss	**(68)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

StrikeNET LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 26
Due from affiliates	92
Current assets	118
Assets	118
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	-
Current liabilities	0
Liabilities	0
SHAREHOLDERS EQUITY:	
Retained earnings	118
Equity	118
Total liabilities and equity	$ 118

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

StrikeNET LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**0**
Selling, general and administrative	1
Operating expenses	**1**
Operating loss	**(1)**
Pre-tax net loss	**(1)**
Net loss	**(1)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice
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Tap and Trade Inc (dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets	1
Total assets	$ 1

LIABILITIES AND EQUITY:

EQUITY:

Member capital	1
Equity	1
Total equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incorr taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



The Clearing Corporation
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	567
Due from affiliate		127
Current Assets		694
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		318
Accumulated depreciation		(318)
Property and Equipment, Net		0
OTHER NONCURRENT ASSETS:		
Goodwill		22,514
Other non-current assets		22,514
Assets	$	23,208
LIABILITIES and EQUITY:		
NON CURRENT LIABILITIES:		
Deferred Tax Liabilities -Non Current		(890)
Other non-current liabiities		(890)
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	3
Due from affiliates, net		0
Current liabilities		3
Liabilities		(887)
EQUITY:		
Contributed capital		90,246
Retained deficit		(66,151)
Total Equity		24,095
Total Liabilities and Equity	$	23,208

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

The Clearing Corporation
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:	
Other revenue	0
Total revenue	0
Expenses:	
Professional services	3
Selling, general and administrative	109
Depreciation and amortization	425
Operating expenses	537
Operating loss	(537)
Interest income	10
Other income	10
Pre-tax net loss	(527)
Income tax expense Benefit	38
Net loss	$ (489)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

TheDebtCenter, LLC
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:	
Cash and cash equivalents	$ -
Current assets	-
Property and equipment:	
Property and equipment cost	(4,808)
Accumulated depreciation	6,586
Property and equipment, net	1,778
Other non-current assets:	
Goodwill	423,393
Other intangibles assets, net	252,347
Investment in subsidiary	15,773
Other non-current assets	691,513
Total assets	$ 693,291
LIABILITIES and EQUITY	
Current liabilities:	
Accounts payable and accrued liabilities	$ -
Current liabilities	-
Non-current liabilities:	
Other noncurrent liabilities	63
Non-current liabilities	63
Total liabilities	63
Equity:	
Contributed capital	-
Retained earnings	693,228
Total equity	693,228
Total liabilities and equity	$ 693,291

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

TheDebtCenter, LLC
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:	
Other revenues	$ -
Total revenues	-
Expenses:	
Compensation and benefits	(1,778)
Rent and occupancy	31
Depreciation and amortization	8,843
Operating expenses	7,096
Operating loss	(7,096)
Other expenses, net	-
Other expense, net	-
Pre-tax net loss	(7,096)
Income tax expense	-
Net loss	$ (7,096)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

TradeCapture OTC Corp
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Accounts receivable, net of allowance		15
Income Tax Receivable		2
Current assets		17
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		6,212
Accumulated depreciation		(5,079)
Property and equipment net		1,133
OTHER NON-CURRENT ASSETS		
Investment in subsidiary		168
Other non-current assets		5
Other non-current assets		173
Total assets	$	1,323
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		3
Accrued salaries and benefits		215
Due to affiliates		18,114
Deferred revenue		16
Current liabilities		18,348
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		271
Other noncurrent liabilities		0
NonCurrent Liabilities		271
Total liabilities		18,619
EQUITY:		
Additional paid-in capital		5,009
Net deficit		(22,305)
Equity		(17,296)
Total liabilities and equity	$	1,323

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norr recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

TradeCapture OTC Corp
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

REVENUES:		
Other revenue	$	62
Operating revenues		**62**
OPERATING EXPENSES:		
Compensation and benefits		420
Professional services		37
Mergers and acquisition expenses		
Rent and other occupancy		74
Technology and communcations		49
Selling, general & administration		(3)
Amortization & depreciation expense		759
Service & license fees to affiliates		373
Operating expenses		**1,709**
Operating loss		**(1,647)**
Income tax benefit		**467**
Net loss	$	**(1,180)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

TradeCapture OTC Holdings, Inc.
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due from affiliate	$	6,010
Current assets		6,010
OTHER NON-CURRENT ASSETS		
Deferred tax assets - non-current		17
Goodwill		8,745
Other non-current assets		8,762
Total assets	$	**14,772**
EQUITY:		
Contributed Capital	$	10,880
Retained Earnings		3,892
Equity		**14,772**
Total liability and equity	$	**14,772**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

TradeCapture OTC Holdings Inc.
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Selling, general and administrative		26
Operating expenses		**26**
Pre-tax net loss		(26)
Income tax Benefit		7
Net loss	$	**(19)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Trebuchet Holdings, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

PLANT PROPERTY AND EQUIPMENT		
Property and equipment cost	$	1,060
Accumulated depreciation		(1,060)
Property and equipment net		0
Total assets	$	-
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	2,000
Current liabilities		2,000
Total liabilities		**2,000**
EQUITY:		
Contributed capital		1,519
Retained deficit		(3,519)
Equity		**(2,000)**
Total liabilities and equity	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the auditec financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial statemer should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year en December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.


ice TRADE THE WORLD™

Trebuchet Holdings, LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Total Revenue	$ -
OPERATING EXPENSES:	
Amortization & depreciation expense	$ -
Operating expenses	0
Net loss	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

When-Tech LLC[1]
Balance Sheet
As Of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,112
Accounts receivable, net of allowance		1,206
Current Assets		2,318
PROPERTY PLANT AND EQUIPMENT:		
Property and Equipment Cost		9,092
Accumulated Depreciation		(7,274)
Property and Equipment Net		1,818
OTHER NONCURRENT ASSETS		
Goodwill		16,237
Other Intangibles, net		-
Other Noncurrent Assets		16,237
Total Assets	$	20,373
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	21
Accrued salaries and benefits		414
Due to affiliate		2,102
Deferred revenue		276
Current Liabilities		2,813
Total Liabilities		**2,813**
EQUITY:		
Contributed capital		4,841
Retained deficit		12,719
Member equity		**17,560**
Total liabilities and equity	$	20,373

(1) Entity was merged into ICE Data, LP on April 29, 2019.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice
TRADE THE WORLD

When-Tech LLC[1]
Income Statement
Year Ended December 31, 2018
(Unaudited)
(in thousands)

REVENUES:		
Market data fees, revenue	$	4,696
Operating revenues		**4,696**
OPERATING EXPENSES:		
M&A Expenses		0
Compensation and benefits		1,787
Professional services		0
Rent and occupancy		197
Technology and communication		2
Selling, general and administrative		57
Depreciation and amortization		1,628
Service and license fees to affiliate		1,675
Operating Expenses		**5,346**
Net loss	**$**	**(650)**

(1) Entity was merged into ICE Data, LP on April 29, 2019.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Wireless Internetwork LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 3
Current assets	3
PLANT PROPERTY AND EQUIPMENT:	
Property and equipment	112
Accumulated depreciation	(64)
Property and equipment, net	48
Assets	51
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Due to afilliates	118
Current liabilities	118
Liabilities	118
SHAREHOLDERS EQUITY:	
Retained deficit	(67)
Equity	(67)
Total liabilities and equity	$ 51

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD

Wireless Internetwork LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Data services fees, net	-
Total revenue	**0**
Depreciation and amortization	12
Operating expenses	**12**
Operating loss	**(12)**
Pre-tax net loss	**(12)**
Net loss	**(12)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Yellow Jacket[1]
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:	
Cash & Equivalents	$ (15)
Accounts receivable, net of allowance	2,495
Prepaid expenses and other current assets	11
Current Income Tax Receivable	1
Current assets	2,492
PROPERTY PLANT AND EQUIPMENT:	
Property and equipment cost	31,801
Accumulated depreciation	(25,156)
Property and equipment net	6,645
OTHER NONCURRENT ASSETS	
Goodwill	62,065
Other intangibles, net	809
Other noncurrent assets	62,874
Total assets	$ 72,011
LIABILITIES AND MEMBER EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ 136
Accrued salaries and benefits	1,780
Deferred revenue	2,284
Due to affiliate	44,909
Current liabilities	49,109
NONCURRENT LIABILITIES:	
Deferred tax liabilities - noncurrent	1,777
Noncurrent liabilities	1,777
Total liabilities	50,886
MEMBER EQUITY:	
Member capital	55,107
Additional paid-in capital	10,350
Retained Deficit	(44,332)
Member equity	21,125
Total liabilities and member equity	$ 72,011

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

(1) Entity was merged into ICE Data, LP on April 29, 2019.


ice TRADE THE WORLD™

Yellow Jacket[1]
Income Statement
As Of December 31, 2018
(Unaudited)
(In thousands)

REVENUES:		
Data service fees	$	7,534
Operating revenues		**7,534**
OPERATING EXPENSES:		
Compensation and benefits		6,298
Professional services		69
Rent and other occupancy		1,083
Technology and communication		(115)
Selling, general & administration		230
Amortization & depreciation expense		5,704
Service & license fees to affiliates		1,051
Operating expenses		**14,320**
Pre-tax loss		(6,786)
Income tax benefit		(1,935)
Net loss	$	**(4,851)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

(1) Entity was merged into ICE Data, LP on April 29, 2019.

EXHIBIT F

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2019

EXHIBIT F

A complete set of the NYSE Arca, Inc.'s forms pertaining to application for membership, participation, or subscription, and application for approval as a person associated with a member, participant, or subscriber follows.

This information is publicly available on the Exchange's website at www.nyse.com.

NYSE Master User Agreement

NYSE USER AGREEMENT

Several NYSE Entities operate markets for options and equities (each, a "Platform"). This User Agreement is made between the NYSE Entity(ies) indicated for the Platform selected below ("NYSE") and the User, as identified below.

Platform:	NYSE Entity(ies)
☐ NYSE Arca Equities	NYSE Arca, LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Note: Please provide a signature page for each entity selected.

User: ______________________________ CRD #: ____________

Business Address: ______________________________

City: ____________________ State: __________ Zip Code: ____________

Contact Name: ____________________ Telephone: ____________________

Email: ____________________

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

1. Definitions

(a) "Authorized Trader" means a person authorized to submit orders to the Platform on behalf of his or her User.

(b) "Connectivity Questionnaire" means the Connectivity Questionnaire or successor form that is located at www.nyse.com.

(c) "Effective Date" means the date this User Agreement is signed by the relevant NYSE Entity(ies).

(d) "Permit" means a trading permit (*e.g.*, Equity Trading Permit, Options Trading Permit, Amex Trading Permit) or member identification number issued by a NYSE Entity for effecting approved securities transactions on a Platform.

(e) "Permit Holder" means a Sole Proprietorship, Partnership, Corporation, LLC or other organization in good standing that has been issued a Permit in accordance with the Rules.

(f) "Information" has the meaning set forth in subsection 6(a).

(g) "Rules" means, with respect to the relevant NYSE Entity(ies) for each Platform, that NYSE Entity's(ies') operating agreements, certification of incorporations, bylaws, rules, procedures, policies, practices, technical specifications, circulars, notices, interpretations, directives and decisions, each as amended from time to time.

(h) "Session Request Form" means the NYSE/NYSE American and NYSE Arca Session Request form or successor form that is located at https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf or successor location.

(i) "User" means the entity, other than NYSE, that has signed this User Agreement.

2. Rights and Obligations

(a) Access. Pursuant to the terms and conditions of this User Agreement, NYSE grants the User a personal, non-exclusive, non-transferable, revocable (at will) right to connect to and access the Platform only in accordance with the then-current Rules and User's obligations under this User Agreement and solely for the purpose of placing orders with the Platform for execution and for receiving information from the Platform about these orders. Further, NYSE grants to User a perpetual, non-exclusive, non-assignable, non-transferable, worldwide irrevocable, royalty-free, fully-paid up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of User), the information and data received during the term of this Agreement through the Platform even after termination or cancellation of this Agreement. The User is solely and exclusively responsible for any hardware, software, communication equipment, communication services, information formatting requirements or other items or services necessary for accessing and using the Platform. User must request connection to the Platform in a Connectivity Questionnaire accepted by NYSE and must document all requested connectivity in a Session Request Form. For clarity, this license does not permit User to distribute or have distributed data made available from the Platform as a stand-alone commercial service or as part of a compilation, along with data supplied from other Users, in competition with data services of NYSE or an affiliate of NYSE, though User may distribute derivative works it has created under the license set forth in this Section 2(a) as a stand-alone commercial service.

(b) Restrictions on Use; Security. Except as permitted under this Agreement, User may not sell, lease, furnish or otherwise permit or provide access to the Platform or any information or data made available from the Platform to any other entity or to any individual that is not User's employee, customer, agent or regulator; provided User may provide access to information or data made available from the Platform when compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject. User accepts full responsibility for its employee's, customers' and agent's connection to and use of the Platform and for their compliance with the Rules and the User's obligations under this User Agreement. User shall ensure its employees, customers and agents are made aware (to the extent necessary) of the terms of this User Agreement and that all relevant rights and obligations are reflected in the User's contractual relationships with these third parties (to the extent appropriate). User shall not and shall not allow any other party to alter, decompile or disassemble any code underlying the Platform, attempt to circumvent any security protections for the Platform or interfere with or disrupt the Platform or any servers or networks connected to the Platform. User shall ensure that there is no unauthorized use of or access to the Platform, including unauthorized entry of information into the Platform, or the information and data made available by the Platform. User is responsible for all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and consequences of these orders, trades and other messages and instructions. Unless otherwise expressly authorized in writing, the Rules or as otherwise permitted by law, User, including any service bureau or public extranet, may not redistribute the information and data made available by the Platform.

(c) User Information. As consideration for receiving authorization to use the Platform, User grants to NYSE a perpetual, non-exclusive, non-assignable and non-transferable (except in both cases as set forth in Section 11), world-wide, irrevocable, royalty-free, fully-paid-up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of NYSE) of the information and data supplied by User to the Platform, including information or data of or related to User's customers and agents (collectively, "User Data"). User represents and warrants that User owns or has sufficient rights in the information and data to authorize NYSE to perform all of its obligations under this User Agreement and that may be required for User's and NYSE use of the information and data. User represents and warrants that use or delivery of this information and data by User and NYSE: (i) does not violate any copyright, patent, trademark or trade secrets law; (ii) is not an infringement of any kind of any rights of any third party; (iii) does not constitute defamation or invasion of the right of privacy or publicity; and (iv) will not violate any applicable law, regulation or the Rules. No provision in this Agreement impairs any right, interest or use of the information and data supplied by User granted by operation of Securities and Exchange Commission ("SEC") rules or any other rule or law. Except as set forth in this Section 2(c), the parties agree that this Agreement does not grant NYSE any license with respect to User's technology, patents, copyrights, or any other intellectual property.

(d) Fees. User shall pay when due all amounts payable arising from User's access to the Platform. These amounts include applicable exchange and regulatory fees.

(e) Order Designation. All orders and any trades resulting from these orders are the responsibility of the Permit Holder from which the orders originated.

(f) Market Data. User acknowledges that NYSE sells market data products incorporating data from users of the Platform (including User Data) ("Market Data Products") and agrees that nothing in this Agreement other than Section 6(e) interferes with or will be deemed to interfere with NYSE's rights to sell Market Data Products. NYSE shall file fees for any Market Data Products (other than historical and reference data products) with the SEC.

(g) Reverse Engineering. NYSE shall not reverse engineer, decompile, disassemble, or otherwise attempt to derive User's proprietary trading strategies, including algorithms used by User.

3. Compliance

(a) Compliance with the Rules and Law. User acknowledges that connection to and use of the Platform is governed by the Rules. User represents and warrants that: (i) it will use the Platform only if and when it is authorized to use the Platform pursuant to the Rules and when User is a Permit Holder; (ii) it will comply with the Rules and all applicable laws and regulations, and only connect to and use the Platform in compliance with the Rules and all applicable laws and regulations; (iii) it is and will remain responsible for its connection to and use of the Platform and the connection to and use of the Platform by any of its employees, customers and agents; and (iv) it will familiarize all Authorized Traders with all of User's obligations under this User Agreement and will ensure that they receive appropriate training prior to any use or access to the Platform.

(b) Monitoring. NYSE may monitor the User's connection to and use of the Platform for compliance with all applicable laws, regulations, the Rules and this User Agreement. User shall monitor its employees, agents and customers for compliance with the Rules, the rules and regulations of any self-regulatory organizations of which User is a member, all other applicable regulations and all applicable federal and state laws.

(c) Integrity of the Platform. User shall not: (i) alter the information or data supplied to or received from the Platform in violation of the Rules, (ii) materially affect the integrity of the information or data supplied to or received from the Platform, or (iii) supply or render information or data to or from the Platform that is illegal, inaccurate, unfair, uninformative, fictitious, misleading or discriminatory. User shall not permit its employees, agents, or customers to interfere with or adversely affect the Platform or any connection to and use of the Platform by any other authorized individuals or entities.

(d) Indemnity. User shall indemnify, defend and hold NYSE and its affiliates, officers, directors, employees and agents harmless from and against all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees, (collectively, "Claims"), arising from or as a result of (i) User's breach of its obligations under this User Agreement; (ii) NYSE's use or disclosure of User's Information or information in accordance with Section 6(b) (except when used or disclosed for a non-regulatory purpose) or (iii) otherwise from User's connection to and use of the Platform (including connection and use by User's employees, customers and agents) or misuse of the information and data received during the term of this Agreement from the Platform, except in all cases (i)-(iii) to the extent the Claims arise from NYSE's gross negligence, willful misconduct, fraud, breach of this User Agreement or where the Rules provide for liability on the part of NYSE. NYSE may participate, at its own expense, in any defense and settlement directly or through counsel of their choice and User shall not, without the prior written consent of NYSE, enter into any settlement agreement: 1) on terms that would diminish the rights provided to NYSE or increase the obligations assumed by NYSE under this User Agreement, and 2) which does not include an unconditional release of NYSE by every claimant or plaintiff from all liability in respect to the claim, demand, expense, obligation, liability, damage, recovery or deficiency.

4. Change of the Platform

Nothing in this User Agreement constitutes an obligation by NYSE to continue or support any aspect of the Platform in its current form or previous forms. NYSE may from time to time make additions, deletions or modifications to the Platform. NYSE may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Platform in accordance with the Rules. Further, NYSE may temporarily or permanently terminate the right of any individuals or entities to access the Platform at any time.

5. Ownership

All patents, copyrights, trade secrets, trademarks and other property rights in or related to the Platform and the information and data made available through and/or generated as a result of the Platform (including compilation rights in information and data) are and will remain the exclusive property of NYSE or its licensors. User shall attribute the source as appropriate under all circumstances. For the avoidance of doubt, User retains ownership of all intellectual property rights in and related to its systems, User Data, name, trade name, trademarks and service marks.

6. Information

(a) Confidentiality. Both parties acknowledge that: (i) the Platform and the information and data made available in the Platform (excluding User Data) incorporate confidential and proprietary information developed, acquired by or licensed to NYSE, including confidential information of NYSE or other entities, and (ii) each party may receive or have access to other proprietary or confidential information disclosed and marked as confidential by the disclosing party (the confidential and proprietary information in (i) and (ii), collectively, the "Information"). Except as set forth in this User Agreement, the receiving party shall use the disclosing party's Information solely to perform its obligations under this User Agreement. The receiving party shall take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including: (i) those taken by the receiving party to protect its own confidential information, and (ii) those which the disclosing party may reasonably request from time to time.

(b) Disclosure. The receiving party shall not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this User Agreement. User shall not disclose any data or compilations of data made available to User by the Platform without the express, prior written authorization of NYSE or as specifically authorized under this User Agreement. User consents to NYSE disclosing Information: (i) in accordance with its regulatory obligations, and (ii) to ICE and any affiliates of ICE, subject to the restrictions set forth in this User Agreement. User specifically consents to the disclosure of its Information to the consolidated audit trail pursuant to SEC Rule 613(j)(2) and the Rules.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party shall immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relieve. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party shall cooperate reasonably in the actions that the disclosing party may request.

(d) Limitation. Unless otherwise required by law, regulation or the Rules, the receiving party has no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party, (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality, (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees or (iv) the receiving party is compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject.

(e) Non-attribution. NYSE shall not disclose data that directly or indirectly identifies User except: i) when NYSE has received User's prior, written consent; ii) when allowed by the Rules (other than Rules for market data products) or required by law, regulation or government rule; iii) restricted access on a delayed, aggregated basis of an issuer's securities to employees of that issuer that are not trading and dealing personnel; or (iv) as part of post-trade information customarily provided to parties to a trade in equity options.

7. Disclaimer of Warranty

THE PLATFORM AND ANY CONNECTIVITY TO THE PLATFORM IS MADE AVAILABLE "AS IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTEES WITH RESPECT TO THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM AND ANY DATA, SOFTWARE OR INFORMATION MADE AVAILABLE IN THE PLATFORM OR THE CONNECTIVITY BY NYSE OR ITS LICENSORS, WHETHER EXPRESS, IMPLIED OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY NYSE OR ITS AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, LATENCY, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE , NON-INFRINGEMENT OR THAT THE PLATFORM OR CONNECTIVITY IS FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE OVERRIDDEN, EXCLUDED AND DISCLAIMED TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW OR RULES.

8. No Liability for Trades

USER UNDERSTANDS THAT: (I) NYSE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE PLATFORM, AND (II) NYSE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE PLATFORM TO PERFORM THIS PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER THE TRADE OR TRANSACTION. NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSSES, DAMAGES OR OTHER CLAIMS, ARISING OUT OF THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM OR THE USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM. USER SHALL ABSORB ANY LOSSES, DAMAGES OR OTHER CLAIMS, RELATED TO A FAILURE OF THE PLATFORM TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE OR OTHER DATA ENTERED INTO, OR CREATED BY, THE PLATFORM EXCEPT AS PROVIDED BY THE RULES OR APPLICABLE LAW. IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS USER AGREEMENT, THIS SECTION SUPERCEDES THE OTHER SECTION.

9. No Consequential Damages

NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE, INCLUDING ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORSEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR CONNECTION TO OR USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, INTERRUPTION IN USE OR AVAILABILITY OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF OR RESULTING FROM BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHER LEGAL OR EQUITABLE THEORY. THIS SECTION DOES NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW OR THE RULES SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

10. Term and Termination

This User Agreement is effective as of the Effective Date and remains in effect until terminated. NYSE may terminate this User Agreement, one or more Connectivity Questionnaires or one or more Session Request Forms immediately if: (i) User is in breach of this User Agreement for any reason, (ii) any representations made by User in connection with this User Agreement are or become false or misleading, (iii) NYSE determines that it is necessary to protect the Platform from abuse, degradation or material harm, (iv) NYSE determines that continued provision of access will contravene any local, state, federal or international law or regulation or (v) NYSE is notified that User is no longer a Permit Holder in good standing with NYSE or otherwise is no longer authorized to access the Platform. Either party may terminate this User Agreement, a Connectivity Questionnaire or a Session Request Form for convenience upon thirty (30) days' written notice to the other party. If User does not have at least one Connectivity Questionnaire and Session Request Form in effect, then this User Agreement automatically terminates. If this User Agreement terminates, all Connectivity Questionnaires and Session Request Forms automatically terminate. Upon the termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form for any reason, all rights granted to User under this User Agreement (except for the perpetual license in Section 2(a)), the Connectivity Questionnaire or the Session Request Form, as relevant, cease. The provisions of Sections and subsections 3(d), 5, 6, 7, 8, 9, 10 and 13 survive the termination or expiration of this User Agreement for any reason. Termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form does not relieve User of any obligations incurred through its connection to and use of the Platform.

11. Assignment

User shall not assign, delegate or otherwise transfer this User Agreement, a Connectivity Questionnaire or a Session Request Form or any of its rights or obligations under this User Agreement, a Connectivity Questionnaire or a Session Request Form without NYSE's prior approval. NYSE may, in accordance with the requirements of the Securities Exchange Act of 1934, assign or transfer this User Agreement, Connectivity Questionnaires and Session Request Forms, or any of its rights or obligations under this User Agreement, Connectivity Questionnaires or Session Request Forms to an affiliate, successor or acquiring entity upon notice to User. Any purported assignment or delegation in violation of this Section 11 is null and void.

12. Force Majeure

Without prejudice to any of NYSE's rights under the Rules, neither party is liable nor will be deemed in default for any failure or delay in its performance under this User Agreement (other than User's payment obligations) to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

13. Miscellaneous

(a) Except as set forth in subsections 13(i) and (j), this User Agreement can only be amended by a written instrument signed by both parties. An obligation under this User Agreement can only be waived by a written instrument signed by the party waiving the obligation. The failure of NYSE at any time to enforce any provision of this User Agreement does not affect its right thereafter to require complete performance by User. This User Agreement binds each party's respective successors and permitted assigns. This User Agreement, together with all Connectivity Questionnaires, all Session Request Forms and the Rules, constitute the entire agreement between the parties with respect to connection to and use of the Platform; to the extent that there is a conflict, the following order of precedence applies: i) Rules filed with the SEC; ii) this User Agreement; iii) Connectivity Questionnaires and Session Request Forms; and iv) Rules not filed with the SEC. This User Agreement replaces prior user agreements related to User's use of the Platform, but for the avoidance of doubt does not replace, expand or limit any rights of either party under any vendor or subscriber market data agreement.

(b) This User Agreement is governed by and shall be construed under the laws of the State of New York, without giving effect to any laws, rules or provisions that would cause the application of laws of any jurisdiction other than those of the State of New York.

(c) The parties shall submit all controversies or claims arising out of or relating to this User Agreement, or to its breach or alleged breach, to arbitration in New York, New York administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules. This requirement for arbitration does not prevent either party in accordance with subsection 6(c) from seeking interim injunctive relief in any court of competent jurisdiction in New York, New York. Judgment on the award rendered by the arbitrator(s) may be rendered by a state or federal court sitting in New York, New York, and each party submits to the personal jurisdiction of these courts for the purpose of entering any such judgment. The parties acknowledge that this User Agreement evidences a transaction involving interstate commerce, and that the United States Arbitration Act governs the interpretation and enforcement of this arbitration clause and any proceedings brought pursuant to it. The arbitrator(s), however, shall have no authority to award punitive or other damages, other than interest and fees as may be permitted by this User Agreement, not measured by the prevailing party's actual damages, and no authority to order the arbitration to proceed on behalf of a class or on behalf of any other person not a signatory to this User Agreement. The arbitrator(s) may grant injunctive and other equitable relief, but in granting any relief of any kind the arbitrator(s) may not modify or disregard the terms of this User Agreement. Neither party may bring an action arising out of this User Agreement or any breach or claimed breach of this User Agreement more than one (1) year after the cause of action arose.

(d) If any provision of this User Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this User Agreement.

(e) Headings in this User Agreement are for convenience only and do not form a part of this User Agreement and do not in any way modify, interpret or construe the intentions of the parties.

(f) Nothing contained in this User Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

(g) Except as otherwise provided in this User Agreement, all notices to the parties must be sent by: (i) courier, (ii) certified mail, postage prepaid and return receipt requested, (iii) e-mail with e-mail acknowledgement of receipt or (iv) in the case of a proposed amendment, circular issued to Users generally. All notices must be sent to the notice address listed on the last page of this User Agreement. Either party may change its designated notice recipient by notice to the other party.

(h) Except for NYSE's affiliates, there are no third party beneficiaries to this User Agreement.

(i) NYSE may, in its sole discretion, immediately amend any provision of this User Agreement, any Connectivity Questionnaire and any Session Request Form by notice to the User, where failure to do so will or would be likely to give rise to a breach of the rules or regulations of an applicable regulatory authority by NYSE. The User expressly agrees that this provision is a condition of this User Agreement and is necessary to ensure that regulatory compliance is maintained by NYSE at all times.

(j) NYSE may further amend the provisions of this User Agreement on one hundred and twenty (120) days' written notice to the User. User may object in writing to the proposed amendment by providing written notice to NYSE, provided that the response must state in reasonable detail the basis of the objection. The response must be received no later than sixty (60) days after the date that NYSE distributed the proposed amendment. NYSE shall use commercially reasonable efforts to respond to User's timely objection in writing within thirty (30) days of receipt and will use commercially reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the Platform after the expiration of the one hundred and twenty (120) day notice period is deemed acceptance by User of the amendment. NYSE may amend the Connectivity Questionnaire and Session Request Form effective immediately upon posting to www.nyse.com. User may not alter any terms and conditions of this User Agreement, and no modification to this User Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

(k) No remedy conferred by any of the provisions of this User Agreement is intended to be exclusive of any other remedy including any remedy or rights under the Rules, except as expressly provided in this User Agreement, and each and every remedy is cumulative and in addition to every other remedy given under this User Agreement or now or later existing in law or in equity or by statute or otherwise.

(l) It is not the responsibility of NYSE to inform Users of regulatory requirements including all regulatory, audit trail, record keeping and record retention requirements to which they may be subject (in any jurisdiction). The User assumes all responsibility for keeping itself fully informed of all Rules, rules, requirements, policies and laws.

(m) Notwithstanding any other provision in this User Agreement, User acknowledges and agrees that confidential information and services (including any software, data or related materials provided by NYSE to User in connection with this User Agreement) may not be disclosed to any person or entity targeted by any of the economic sanctions of the United States administered by the United States Treasury Department's Office of Foreign Assets Control ("OFAC"), or any person in any country targeted by OFAC sanctions, or used, in whole or in part, in any way that reasonably could be expected to cause a violation by NYSE or an affiliate of NYSE of OFAC sanctions or restrictions on the export, re-export, sale or transfer of goods and technology administered by the United States Department of State or United States Department of Commerce.

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:	**Accepted on behalf of NYSE:**
______________________ (Company Name)	Entity: ______________________
By (Signature): ______________________	By (Signature): ______________________
Name: ______________________	Name: ______________________
Title: ______________________	Title: ______________________
Date: ______________________	Date: ______________________

With Notices To:

User Name: ______________________	NYSE
Contact Name: ______________________	Attention: Client Relationship Services
Address: ______________________	353 N. Clark Street, 31st Floor
City, State, Zip: ______________________	Chicago, IL 60654
Email: ______________________	crs@nyse.com

NYSE Master User Agreement

Additional Platform Agreement

Several NYSE Entities operate markets for options and equities (each, a "Platform"). User, as identified below, has already entered into a Master User Agreement with at least one NYSE Entity. User would now like to enter into a User Agreement with the NYSE Entity(ies) indicated below for access to the additional Platform(s) selected below. Any User Agreement entered into by means of this Additional Platform Agreement form is a separate User Agreement and incorporates all the terms and conditions of the NYSE Master User Agreement, located at www.nyse.com, as amended from time to time in accordance with the terms of the Master User Agreement.

Platform:	**NYSE Entity(ies)**
☐ NYSE Arca Equities	NYSE Arca, LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Name of Applicant Broker-Dealer: ______________________ CRD #: __________

Business Address: ______________________________________

City: ______________ State: ______________ Zip Code: __________

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

Contact Name: ______________________ Title" ______________________

Phone: ______________________ Email: ______________________

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:		**Accepted on behalf of NYSE:**	
(Company Name)		(Entity)	
By (Signature):	____________	By (Signature):	____________
Name:	____________	Name:	____________
Title:	____________	Title:	____________
Email:	____________	Email:	crs@nyse.com
Date:	____________	Date:	____________

NYSE Arca Options - Designated Give-up Notification Form

1. Options Trading Permit ("OTP") Firm Information

OTP Firm Name		CRD #	
Business Contact Name			
Business Contact Phone and E-mail Address			

2. Give-up Information

The above referenced OTP Firm requests NYSE Arca Options ("the Exchange") to enable (or disable) give-ups for the following OTP Clearing Firms (***NOTE***: *Please check the appropriate column/box to indicate whether the give up is to be enabled or disabled).*				Enable Give Up	Disable Give Up
OTP Clearing Firm Name:		OCC #:		☐	☐
OTP Clearing Firm Name:		OCC #:		☐	☐
OTP Clearing Firm Name:		OCC #:		☐	☐
OTP Clearing Firm Name:		OCC #:		☐	☐
OTP Clearing Firm Name:		OCC #:		☐	☐
OTP Clearing Firm Name:		OCC #:		☐	☐
OTP Clearing Firm Name:		OCC #:		☐	☐
OTP Clearing Firm Name:		OCC #:		☐	☐

OTP Firm represents that it has appropriate policies and procedures applicable to the clearing and settlement of transactions executed pursuant to this agreement and Exchange Rule 6.15-O.

OTP Firm represents that it has a valid Clearing Letter of Consent or Letter of Authorization on file with the Exchange.

Print Name and Title of Authorized Signatory			
Signature		Date	

Please return to Client Relationship Services via email CRS@nyse.com.

Revised November 2017

NYSE Arca Options

Options Trading Permit Application

TABLE OF CONTENTS

APPLICATION PROCESS

Filing Requirements

Prior to submitting the Options Trading Permit ("OTP") Application, an applicant Broker-Dealer ("Applicant") must file a Uniform Application for Broker-Dealer Registration (Form-BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD®").

Checklist

Applicant must complete and submit all applicable materials addressed in the Application Checklist (page 3) to crs@nyse.com.

Note: All application materials sent to NYSE Arca (the "Exchange") will be reviewed by NYSE's Client Relationship Services ("CRS") Department for completeness. The Applications are submitted to FINRA who performs the application approval recommendation. All Applications are deemed confidential and are handled in a secure environment. CRS or FINRA may request Applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rules. If you have questions on completing the application, you may direct them to: CRS: Email: crs@nyse.com or (212) 896-2830.

Application Process

- Following submission of the Application and supporting documents the Exchange, the Application will be reviewed for accuracy and regulatory or other disclosures.
- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant has an associated person(s) with a possible statutory disqualification, the Exchange will contact the representative of the Applicant to discuss the statutory disqualification process.
- If it appears that the Applicant has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant will be contacted by the Exchange for further information.
- Applicants who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be presented to the Exchange for approval or disapproval without delay. The Exchange shall post the name of the Applicant and its proposed Nominee in the NYSE Arca Weekly Bulletin.
- Applicants will be subject to disciplinary action if false or misleading answers are given pursuant to the Application.
- All individuals required to be registered with the Exchange, pursuant to the rules of the Exchange, shall file documentation with the Exchange in the manner prescribed in the Exchange's rules. The Exchange does not accept fingerprint cards. Fingerprint cards must be submitted directly to FINRA within 30 days of filing the Form U4. The fingerprint cards must be cleared by the FBI for individuals who seek to register with the Exchange or be approved by the Exchange. Firms may request FINRA-approved fingerprint cards through the Gateway Call Center at: (301) 590-6500. Fingerprint cards should be sent directly to: For Regular U.S. Mail: FINRA, Registration and Disclosure Department, P.O. Box 9495, Gaithersburg, MD 20898-9495. P.O. Boxes will not accept courier or overnight deliveries. For Express/Overnight Mail Delivery: FINRA, Registration and Disclosure Department, 9509 Key West Avenue, Rockville, MD 20850. If a phone number is required for the recipient, provide: (301) 590-6500. Your firm should receive the FBI search results in the "Fingerprint Status Received from FBI Notice Queue" within three business days after the card is sent to the FBI. Additional information regarding the submission of fingerprints to Web CRD may be obtained on the FINRA Web site: https://firms.finra.org/webcrd.
- An Options Trading Permit ("OTP") must be activated within six months of approval by the Exchange. Applicants that have been approved by the Exchange are not considered active OTP Firms until an OTP has been placed in the name of a Nominee. Nominees must be approved by the Exchange before becoming an OTP Holder on behalf of an OTP Firm. OTP Firms that are off-floor trading firms or provide clearing services on the Exchange and are not conducting market maker or floor broker activities are required to designate an "Office Nominee" as its OTP Holder.
- In the event an Applicant is disapproved by the Exchange, the Applicant has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of the Exchange's rules. A disapproved applicant desiring to be heard must, within thirty (30) calendar days of the date upon which the Exchange's decision was mailed to the applicant, file a petition in accordance with the provisions of the rules of the Exchange.

APPLICATION CHECKLIST

NON-Designated Exam Authority ("NON-DEA")APPLICANTS

- ❑ Options Trading Permit Application
  - Section 8 only if you are not self-clearing
  - Section 9 does not apply
- ❑ NYSE Master User Agreement
- ❑ Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's Web CRD®.
- ❑ A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®:
  - Approved Persons as listed on Form BD Schedule B
  - Designated supervisors and principals
  - All Authorized Traders
- ❑ Financial Documentation
  - Four (4) Most Recent FOCUS Reports[1] and the Most Recent Audited Financial Statements, if applicable
  - Most Recent Balance Sheet and Capital Computation
  - Six Month Profit/Loss Projection
- ❑ All examination reports and corresponding responses from the Applicant for the last two exam reports
- ❑ Copy of Written Supervisory Procedures, Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)
- ❑ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation

DEA APPLICANTS

- ❑ Options Trading Permit Application
  - Section 8 only if you are not self-clearing
- ❑ NYSE Master User Agreement
- ❑ Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's Web CRD®.
- ❑ A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®[1].
  - Approved Persons as listed on Form BD Schedules B
  - Designated supervisors and principals
  - All Authorized Traders
- ❑ Financial Documentation
  - Four (4) Most Recent FOCUS Reports[2] and the Most Recent Audited Financial Statements, if applicable
  - Most Recent Balance Sheet and Capital Computation
  - Six Month Profit/Loss Projection
  - Subordination Agreements, if applicable
- ❑ Proprietary Accounts of Introducing Broker-Dealers (PAIB) Agreements, if applicable
- ❑ Organization Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation
- ❑ All examination reports and corresponding responses from the Applicant for the last two exam reports
- ❑ Copy of Written Supervisory Procedures [2], Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

For a list of all fees, please review the "NYSE Arca Options Fees and Charges" found at https://www.nyse.com/markets/fees

[1] Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, whichever is greater. If the Broker-Dealer has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicants that do not have the requested financial information available are required to submit Pro Forma Financial statements reflecting the Balance Sheet and Profit & Loss Statement detail for each month for the most recent six (6) months or since inception, whichever is less.

EXPLANATION OF TERMS

For purposes of this Application, the following terms shall have the following meanings:

Applicant – the Broker-Dealer organization applying for an OTP or amending this form.

Associated Person - a person who is a partner, officer, director, member of a LLC, trustee of a Business Trust, or employee of an OTP Holder or any person directly or indirectly controlling, controlled by or under common control with an OTP Holder.

Authorized Trader ("AT") – an individual who may submit orders to the Exchange on behalf of his or her OTP Firm.

Central Registration Depository System ("Web CRD®") – A centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE Arca, Inc. is a participant of this system.

Clearing Member – an OTP Firm which has been admitted to membership in the Options Clearing Corporation ("OCC") pursuant to the provisions of the rules of the OCC.

Control – as defined on Form-BD the power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract or otherwise. Any person that (1) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that company.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a Member or OTP Holder of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules.

Designated Supervisor – refers to any person that is a partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising registered employees.

Financial Arrangement – (1) the direct financing of an OTP Holder's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

Firm Proprietary and/or Agency Trading – an OTP Firm that engages in off-floor trading that is unrelated to the performance of that OTP Firm's registered market maker or floor broker functions.

Market Maker – an OTP Holder that acts as a Market Maker pursuant to Rule 6.32-O and submits quotes electronically and makes transactions as a dealer-specialist through the facilities of the Exchange from on the trading floor or remotely from off the trading floor.

Market Maker Authorized Trader ("MMAT") –an authorized trader who performs market making activities pursuant to Rule 6-O on behalf of an OTP Holder registered as a Market Maker.

EXPLANATION OF TERMS (CONTINUED)

Nominee – an individual who is authorized by an OTP Firm, in accordance with Rule 2.4, to conduct business on the trading facilities of the Exchange and to represent such OTP Firm in all matters relating to the Exchange. A Nominee shall agree to be bound by the rules of the Exchange, and by all applicable rules and regulations of the Securities Exchange Commission.

NYSE Arca, Inc. ("NYSE Arca" or the "Exchange") – a Delaware corporation as described in the company's Certificate of Incorporation and Bylaws. NYSE Arca is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE Arca, Inc. is also a Self-Regulatory Organization.

OTP – an OTP issued by the Exchange for effecting transactions on the Exchange's trading facilities. An OTP may be issued to a Sole Proprietor, Partnership, Corporation, LLC or other organization which is a registered Broker or Dealer, pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by the Exchange.

OTP Firm – a sole proprietor, partnership, corporation, limited liability company or other organization in good standing who holds an OTP or upon whom an individual OTP Holder has conferred trading privileges on the Corporation's trading facilities. An OTP Firm shall agree to be bound by the rules of the Exchange, and by all applicable rules and regulations of the Securities and Exchange Commission.

OTP Holder – a natural person who has been issued an OTP, or has been named as a Nominee of an OTP Firm in accordance with the rules of the Exchange.

Primary Business – refers to greater than 50% of the OTP Holder's business.

Self-Regulatory Organization ("SRO") - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules

KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will want to receive communications pertaining to our options markets.

Chief Executive Officer ("CEO")

Name: ____________________ CRD: ____________

Phone: ____________________

Email: ____________________

Chief Financial Officer ("CFO")

Name: ____________________ CRD: ____________

Phone: ____________________

Email: ____________________

Chief Compliance Officer ("CCO")

Name: ____________________ CRD: ____________

Phone: ____________________

Email: ____________________

Chief Operations Officer ("COO")

Name: ____________________ CRD: ____________

Phone: ____________________

Email: ____________________

Head of Options Clearing

Name: ____________________ CRD: ____________

Phone: ____________________

Email: ____________________

Head of Options Trading

Name: ____________________ CRD: ____________

Phone: ____________________

Email: ____________________

SECTION 1 – ORGANIZATIONAL PROFILE

Date: ____________ MPID: ____________

SEC#: ____________ CRD# ____________ LEI#: ____________

☐ Application ☐ Amendment

GENERAL INFORMATION

Name of Applicant : ____________

Business Address: ____________

City: ____________ State: ____________ Zip Code: ____________

Business Phone: ____________ Website: ____________

Contact Name: ____________ Title: ____________

Phone: ____________ Email: ____________

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

TYPE OF BUSINESS TO BE CONDUCTED WITH OPTIONS TRADING PERMIT (Check all that apply)

☐ Lead Market Maker ☐ Remote Market Maker ☐ Floor Market Maker

☐ Floor Broker ☐ Clearing Services ☐ Order Sending

☐ Agency Trading ☐ Proprietary Trading ☐ Away Market Maker

OTHER BUSINESS ACTIVITIES CONDUCTED BY APPLICANT BROKER_DEALER (Check all that apply)

☐ Lead Market Maker ☐ Remote Market Maker ☐ Floor Market Maker

☐ Floor Broker ☐ Clearing Services ☐ Order Sending

☐ Agency Trading ☐ Proprietary Trading ☐ Away Market Maker

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

☐ Cboe BZX US Equities Exchange BATS (BZX) ☐ Cboe BYX US Equities Exchange (BYX)

☐ Cboe EDGA US Equities Exchange (EDGA) ☐ Cboe EDGX US Equities Exchange (EDGX)

☐ Chicago Board Options Exchange (CBOE) ☐ NYSE Chicago (CHI)

☐ Financial Industry Regulatory Authority, Inc. (FINRA) ☐ Investors Exchange (IEX)

☐ International Securities Exchange (ISE) ☐ NASDAQ

☐ NASDAQ OMX BX (BX) ☐ NASDAQ OMX PHLX (PHLX)

☐ New York Stock Exchange (NYSE) ☐ NYSE American (AMER)

☐ NYSE National (NAT)

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

☐ NYSE Arca, Inc. ☐ Other ____________

SECTION 2 – MEMBERSHIP AGREEMENT

Applicant agrees to abide by the rules of the Exchange, as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by the Exchange.

Applicant authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to the Exchange, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant authorizes the Exchange to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant or its associated persons, and releases the Exchange from any and all liability in furnishing such information.

Applicant acknowledges its obligation to update any and all information contained in any part of this Application, including termination of membership with another SRO, which may cause a change in the Applicant's DEA. It is understood that in that event, additional information may be required by the Exchange.

Applicant Broker-Dealer: ______________________________ CRD#: ____________________

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor: ______________________________ Date: ____________________

Print Name: ______________________________ Title: ____________________

SECTION 3 – FINANCIAL DISCLOSURE

FINANCIAL STATEMENT

☐ Copies of the required financial items as noted on the checklist including: the four (4) most recent FOCUS Reports[2], most recent Audited Financial Statements, and examination reports and corresponding responses.

SOURCE OF CAPITAL

Explain the source of Applicant's capital

____

PROPRIETARY ACCOUNTS OF INTRODUCING BROKER-DEALERS (PAIB)

Do you hold a Proprietary Account as an Introducing Broker-Dealer (PAIB) ☐ Yes ☐ No

*If Yes: An introducing Broker-Dealer must notify its DEA in writing when it has entered into a PAIB Agreement with a clearing Broker-Dealer regarding the net capital treatment of assets held in proprietary accounts. Assets (cash and securities) held in trading accounts without a PAIB Agreement are considered to be non-allowable in the computation of net capital under SEC Rule 15c3-1. If NYSE Arca will be your DEA, please enclose a copy of all PAIB Agreements you have entered into with a clearing broker-dealer.

SUBORDINATED LOANS

Have any subordinated loans been made to Applicant? ☐ Yes (Explain below) ☐ No

____

____

FINANCIAL OR CONTROLLING INTERESTS

Does the Applicant have a financial or controlling (as defined in Form-BD) interest (through direct or indirect stock or bond ownership, through outstanding loans, or otherwise) in any organization engaged in a securities, financial or related business?

☐ Yes (Explain below) ☐ No

____

____

FINANCIAL ARRANGEMENT

Does the Applicant have a financial arrangement with any other Broker-Dealer?

☐ Yes (Explain below) ☐ No

Type of Arrangement:

☐ Direct Equity Investment
☐ Any consideration over $5,000
☐ Profit Sharing
☐ Direct Financing
☐ Other ______________________________

Terms of Arrangement (include the names of all participants in the arrangement, and the nature and terms of the arrangement):

____

____

OUTSTANDING DEBT (Check all that apply)

Does the Applicant owe money to any of the following?

☐ Any NYSE Arca member or member organization or NYSE Arca OTP Holder

☐ Any other national securities or commodities exchange or national securities association

☐ Any member of any other national securities or commodities exchange or national securities association

Explain to whom the money is owed and the dollar amount. Attach a copy of arrangements made for repayment of this debt and evidence of an agreement of repayment ______________________________

☐ No, the Applicant does not owe money to any of the above referenced persons or entities.

---

[2] Applicants that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

SECTION 4 – APPROVED PERSON APPLICATION FOR AN INDIVIDUAL

Any person who controls a member organization, or who engages in a securities or kindred business and is controlled by or under common control with a member organization but is not a member or principle executive or an employee of a member organization. On Web CRD, all Approved Persons are required to file a Form U4, or amendment thereto.

APPLYING AS APPROVED PERSON

Name: ______________ Title: ______________ CRD# ______________

Firm Name: ______________ Phone: ______________

Email: ______________

☐ Designated Supervisor of Authorized Traders

☐ Form U4 and fingerprint information [6] is current and accessible for this person on Web CRD™

APPLYING AS APPROVED PERSON

Name: ______________ Title: ______________ CRD# ______________

Firm Name: ______________ Phone: ______________

Email: ______________

☐ Designated Supervisor of Authorized Traders

☐ Form U4 and fingerprint information [6] is current and accessible for this person on Web CRD™

APPLYING AS APPROVED PERSON

Name: ______________ Title: ______________ CRD# ______________

Firm Name: ______________ Phone: ______________

Email: ______________

☐ Designated Supervisor of Authorized Traders

☐ Form U4 and fingerprint information [6] is current and accessible for this person on Web CRD™

APPLYING AS APPROVED PERSON

Name: ______________ Title: ______________ CRD# ______________

Firm Name: ______________ Phone: ______________

Email: ______________

☐ Designated Supervisor of Authorized Traders

☐ Form U4 and fingerprint information [6] is current and accessible for this person on Web CRD™

SECTION 5 – REGISTERED TRADERS

Each Applicant is required to register employees and associated persons in accordance with Exchange rules. Pursuant to Exchange rules, Applicants must complete the necessary documentation and submit such documentation in the manner prescribed in Exchange rules. Individual traders of the Applicant must successfully pass any required examination and identify registration with the Exchange within any and all applicable categories on Form U4including, , but are not limited to, the following:

- **OM** – Market Maker of the Applicant (Series 57 prerequisite)
- **OM** – Floor Broker (Series 57 prerequisite)

For Applicants who wish to conduct market making or floor broker activities through the facilities of the Exchange, below, please list all individuals who will conduct such activity on behalf of the Applicant.

REGISTERED TRADER INFORMATION

Individual Name: ______________________ CRD: ______________

Date of Birth: ______________________

Phone: ______________________ Email: ______________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate box below)

☐ Lead Market Maker (LMM)

☐ Floor Market Maker (FMM)

☐ Market Maker Authorized Trader (MMAT)

☐ Remote Market Maker (RMM)

☐ Floor Broker (FB)

☐ Office Nominee (Order Sending & Clearing)

APPLICATION CHECKLIST

☐ A Form U-4 and Fingerprint card has been submitted to WebCRD©

☐ Individual has passed the required examination

☐ Individual has been granted a waiver of the required examination

REGISTERED TRADER INFORMATION

Individual Name: ______________________ CRD: ______________

Date of Birth: ______________________

Phone: ______________________ Email: ______________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate box below)

☐ Lead Market Maker (LMM)

☐ Floor Market Maker (FMM)

☐ Market Maker Authorized Trader (MMAT)

☐ Remote Market Maker (RMM)

☐ Floor Broker (FB)

☐ Office Nominee (Order Sending & Clearing)

APPLICATION CHECKLIST

☐ A Form U-4 and Fingerprint card has been submitted to WebCRD©

☐ Individual has passed the required examination

☐ Individual has been granted a waiver of the required examination

You may submit multiple copies of this page, if needed

SECTION 6 – STATUTORY DISQUALIFICATION DISCLOSURE

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), the Exchange may deny (or may condition) trading privileges or may bar a natural person from becoming associated (or may condition an association) with an OTP Holder for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with an member of a self-regulatory organization;
- had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ Check here if you DO NOT have person(s) associated with the Applicant who is or may be subject to Statutory Disqualification.

☐ Check here if you DO have person(s) associated with the Applicant who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:
1. Name and CRD number of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of ________________________________ (Applicant Broker-Dealer), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that the Exchange shall rely on the information provided pursuant to this Notice in order to preliminarily approve or deny Applicant for trading privileges, but that the Exchange will also perform a complete background check of Applicant, and such trading privileges may be immediately revoked by the Exchange depending on the results of such background check. I understand that Applicant will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant to submit to the Exchange any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor: ________________________ Date: ______________

Print Name: ________________________ Title: ______________

SECTION 7 – SUPERVISION

Each OTP Holder must identify the person(s) that is a member, partner, director, or officer exercising responsibility for supervision of day-to-day compliance and maintenance of the firms written supervisory procedures ("WSPs"). Additionally, applicants subject to Exchange Act Rule 15c3-1 are required to have a designated Series 27 licensed principal, pursuant to the rules of the Exchange.

Name of Person responsible for maintaining WSPs: ______________________________ CRD#:____________

☐ Applicant WSPs are enclosed.

Name of Series 27 licensed principal (if applicable): ______________________________ CRD#:____________

Exchange rules state:

(a) Adherence to Law – No OTP Holder or Associated Person of an OTP Holder may engage in conduct in violation of the federal securities laws, or the Rules of the Exchange. Every OTP Holder must supervise persons associated with the OTP Holder as to assure compliance therewith.

(b) Supervisory System – Each OTP Holder for whom the Exchange is DEA must establish and maintain a system to supervise the activities of its associated persons and the operations of its business. Such system must be reasonably designed to ensure compliance with applicable federal securities laws and regulations and Exchange Rules. Final responsibility for proper supervision will rest with the OTP Holder. The OTP Holder's supervisory system must provide, at a minimum, for the following:

(1) The establishment and maintenance of written procedures as required by Exchange rules.

(2) The designation of a person with authority to reasonably discharge his/her duties and obligations in connection with supervision and control of the activities of the associated persons of the OTP Holder.

(3) The OTP Holder must undertake reasonable efforts to determine that all supervisory personnel are qualified by virtue of experience or training to carry out their assigned responsibilities.

(4) Each OTP Holder must designate and specifically identify to the Exchange one or more persons who will be responsible for such supervision.

(c) Written Procedures – Each OTP Holder must establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations, and with the rules of the Exchange.

WSPs should describe the following:

- Specific identification of the individual(s) responsible for supervision – either by name or by title and position.
- The supervisory steps and reviews to be taken by the appropriate supervisor – this process should identify any exception reports and/or other documents being reviewed and the substantive area being reviewed (e.g., limit order protection, trade reporting, etc.). If an OTP Holder employs automated systems as part of its supervisory system, those systems should also be generally described.
- The frequency of such reviews – this should be more specific than simply providing for "a review" or a "review from time to time." The frequency of reviews should be described (i.e., daily, weekly, monthly, quarterly, or annually).
- How reviews will be documented, for example, initialing order tickets or filling out review logs. The procedures should also provide for the documentation of steps taken as a result of supervisory reviews.

For Market Makers, the WSPs and supervisory systems of firms engaged in market making activities must address, at a minimum, trading practice rules (i.e., passive market making, firm quote rule compliance, limit order protection), trading systems, trade reporting, rules compliance and any other material aspect of the firm's market making business. WSPs should include the following subject areas:

- Size conventions
- Coordination of quotations, trades and trade reports
- Improper collaboration and coordination of Market Maker activities
- Failure to honor quotations
- Harassment
- Late and inaccurate trade reporting

ALL OTP HOLDERS MUST KEEP ABREAST OF CHANGES IN LAWS, RULES AND REGULATIONS, MARKET PRACTICES AND INDICATED PATTERNS OF NON-COMPLIANCE AND MUST MODIFY THEIR SUPERVISORY PROCEDURES AND SYSTEMS AS NECESSARY.

SECTION 8 – CLEARING LETTER OF CONSENT

Notice of Consent – To be completed by Clearing OTP Holder of Applicant

The undersigned hereby represents the clearing agency named below, a member of the National Securities Clearing Corporation ("NSCC"), the Options Clearing Corporation ("OCC"), and an approved OTP Holder of NYSE Arca, Inc.

The undersigned clearing agency OTP Holder ("Clearing OTP Holder") hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Applicant with the clearing agency:

______________________________ Applicant Broker-Dealer

______________________________ Applicant CRD#

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to Exchange rules and may be relied upon by the Exchange, the NSCC, the OCC, and their respective members. This notice of consent shall be subject to Exchange rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing OTP Holder.

____
Clearing OTP Holder (Broker-Dealer Name)

____
Clearing OTP Holder (OCC Clearing #)

____
Clearing OTP Holder (NSCC Clearing #)

______________________________ Signature of Authorized Officer, Partner or Managing Member of Clearing OTP Holder	______________________________ Signature of Authorized Officer, Partner or Managing Member, or Sole Proprietor of OTP Holder
______________________________ Print Name / Title	______________________________ Print Name / Title
______________________________ Date	______________________________ Date

NYSE Arca, Inc.

DEA Application Requirements

SECTION 9 - DESIGNATED EXAMINING AUTHORITY (DEA) REQUIREMENTS

ITSFEA COMPLIANCE ACKNOWLEDGEMENT

This form should be completed by a Director, Officer, General Partner or Individual responsible for ensuring that the Broker-Dealer's ITSFEA Compliance Procedures are followed. In the future, this certification must be completed and filed with the Exchange along with the Broker-Dealer's year-end FOCUS Report (Form X-17A-5).

Broker-Dealer: ______________________________

SEC #. ____________________

The undersigned states and certifies as follows:

It is understood that should any Director, Officer, General Partner or Associated Person (as defined in Exchange rules of the Broker-Dealer acquire material, non-public information concerning a corporation whose securities are publicly traded, it may be a violation of Exchange rules and Federal securities laws to misuse such information or trade any securities issued by the corporation, or any options or other derivative securities based thereon, while such information remains non-public.

It is further understood that should any Director, Officer, General Partner or Associated Person of the Broker-Dealer obtain material, non-public information concerning the market in a security or group of securities, it may be a violation of Exchange rules and Federal securities laws to make improper use of such information in connection with trading in the security, group of securities or any option or other derivative based thereon.

It is also understood that it may be a violation of Exchange rules and Federal securities laws to disclose to any other person or entity any non-public, material corporate or market information that may be acquired regarding a publicly traded security or group of securities.

Additionally, the Broker-Dealer represents that it has established written procedures reasonably designed to prevent misuse of material non-public information by the Broker-Dealer or by any of the Broker-Dealer's Directors, Officers, General Partners or Associated Persons, taking into consideration the nature of the Broker-Dealer's business.

The Individual(s) responsible for overseeing and supervising the specific element of the member firm or organization's ITSFEA Compliance procedures has reviewed (or supervised the review of) the Broker-Dealer's proprietary, error account(s), and any outside brokerage securities accounts of Directors, Officers, General Partners, and Associated Persons with the Broker-Dealer, in accordance with the specific provisions (including timing and type of review) detailed in and required by the firm's written ITSFEA compliance procedures.

Based upon the assessment of the adequacy of those procedures and of the authority and diligence of the person(s) carrying out those procedures (except as to any securities transactions involving the possible misuse of non-public information which already have been reported to the Exchange), there is no reasonable cause to believe that any Director, Officer, General Partner, or Associated Persons of the Broker-Dealer has misused, made improper use of, or disclosed material non-public information, or may otherwise be in violation of Exchange rules

______________________________ ______________________________
Signature of Authorized Officer, Partner or Managing Member of OTP Holder | Date

______________________________ ______________________________
Print Name of Authorized Officer, Partner or Managing Member of OTP Holder | Title

NYSE Arca, Inc.

Equity Trading Permit Short Form Application

NYSE Arca
Short Form ETP Membership Application and Agreement

To qualify for Short Form Equities Trading Permit (ETP) Membership on NYSE Arca, the applicant must be an approved NYSE Arca Options Trading Permit (OTP) Holder. Current OTP Holder applicants may be eligible for expedited approval in the line of business for which they are an ETP. To apply, please complete and submit this Short Form Application, Membership Agreement, Clearing Letter of Consent and NYSE Master User Agreement to:

NYSE Arca
Attn: Client Relationship Services
Email: crs@nyse.com

KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will want to receive communications pertaining to our equities markets.

Chief Executive Officer ("CEO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Chief Financial Officer ("CFO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Chief Compliance Officer ("CCO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Chief Operations Officer ("COO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Head of Clearing

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Head of Trading

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

SECTION 1 – Short Form Membership Application

Short Form Eligibility:

☐ Applicant is currently a member in good standing of NYSE Arca Options in the same line of business

General Information

Name of Applicant Broker-Dealer: ______________________

Business Address: ______________________

City: ____________ State: ________ Zip Code: ________

Business Phone: ______________________

Web Address, if any: ______________________

CRD Number: ____________ LEI #: ____________

NYSE Arca Options OTP ID: ____________ DEA: ____________

Contact Information

Contact Name: ______________________

Job Title / Position ______________________

Phone: ____________ Email: ____________

Type of Business to be Conducted With Equity Trading Permit (Check all that apply)

☐ Market Maker*

☐ Public Customer Business

☐ Clearing Services

☐ Proprietary Trading

☐ Other______________________

* Please also complete Application for Market Maker Registration

SECTION 2 – Membership Agreement

Applicant Broker-Dealer agrees to abide by the Bylaws and Rules of NYSE Arca, Inc., as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by NYSE Arca, Inc.

Applicant Broker-Dealer authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to NYSE Arca, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant Broker-Dealer or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant Broker-Dealer authorizes NYSE Arca to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant Broker-Dealer or its associated persons, and releases NYSE Arca from any and all liability in furnishing such information.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by NYSE Arca.

Applicant Broker-Dealer: ______________________________

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor: ______________________________ Date: __________________

Print Name: ______________________________ Title: __________________

SECTION 3 – Clearing Letter of Consent

Notice of Consent – To be completed by Clearing ETP Holder of Application Broker-Dealer

The undersigned hereby represents the clearing agency named below, a member of the National Securities Clearing Corporation ("NSCC"), and an approved ETP Holder of NYSE Arca, LLC, a facility of NYSE Arca.

The undersigned Clearing ETP Holder hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Applicant Broker-Dealer with the clearing agency:

______________________________ ______________________________

Applicant Broker-Dealer CRD# and/or SEC File#

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to NYSE Arca Rules and may be relied upon by NYSE Arca, Inc., the NSCC, and their respective members. This Notice of Consent shall be subject to NYSE Arca Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing ETP Holder.

____

Clearing ETP Holder (Broker-Dealer Name)

____

Clearing ETP Holder (NSCC Clearing #)

____

Signature of Authorized Officer, Partner or Managing Member of Clearing ETP Holder

____

Print Name / Title

____

Date

____

Signature of Authorized Officer, Partner or Managing Member, or Sole Proprietor of ETP Holder

____

Print Name / Title

____

Date

NYSE Arca, Inc.

Application to Become a Lead Market Maker In a Particular NYSE Arca Primary Listed Security*

*Must be an existing Lead Market Maker ETP in order to submit this application

LIST OF SECURITIES FOR LMM REGISTRATION

Unless otherwise indicated by NYSE Arca, this application shall be submitted only by a registered Lead Market Maker Equity Trading Permit ("LETP") holder that seeks to apply to become a Lead Market Maker in a particular NYSE Arca listed security. In addition to the information requested below, any LMM applicant that wishes to provide additional information to the listed company (e.g., trading firm's background), may submit such information with its application. Note that any written information may be subject to regulatory action if information is deemed to be deliberately misleading or inaccurate.

Date: ______________ SEC #: ______________ CRD #: ______________ MPID: ______________
(If NASDAQ Participant)

Name of Applicant LETP: ______________________________

Business Contact: ______________________ Business Phone: ______________

Business Email: ______________________________

Solicitations for LMM Applications in individual securities should be sent to this Email address: ______________________

Name, telephone number, and email address of the contact that will serve as the Lead Market Maker Designee:

Name: ______________ **Phone:** ______________ **Email:** ______________

This Designee should be listed within Section 3 of the LETP's Market Maker Application and may, but need not, be registered as a MMAT. The Designee will serve as the main contact for the LMM firm and must be present at any interviews with a listing company in connection with an LMM Application.

LMM applicants are required to ensure the following information on file with the Exchange is accurate and up to date:

- ☐ Organizational Profile
- ☐ Other SRO affiliations of the Applicant
- ☐ A list of registered MMATs, including NYSE Arca requirements regarding the Market Maker Orientation Program for each
- ☐ Supervisory procedures of the Applicant relating to Market Making

Each LMM applicant is also required to attest to the following questions. Each item should be initialed by an authorized Officer, Partner, Managing Member, or the Sole Proprietor of the Applicant. If any of the below items results in a "Yes" answer, please supply additional details with this application.

Has the physical makeup of the trading floor/facilities or actual location of the MMAT(s) for the Applicant changed since previous disclosure to the Corporation? ☐ Yes ☐ No

PROPOSED REGISTRATIONS - Please list the security in which you are applying to become the LMM*:

* LMM applicants will be required to be registered as an Odd Lot Dealer in securities in which they are designated as LMM, pursuant to NYSE Arca Rule 7.24-E

Security Name: ______________________________ Symbol: ______________

Designated Market Maker Authorized Trader(s) for this security:

Name: ______________________________ CRD #: ______________

Name: ______________________________ CRD #: ______________

Name: ______________________________ CRD #: ______________

For future additions or changes to your list of securities, you will be required to submit additional copies of Sections 7 & 8.

On this page, please describe all contacts with the companies listed above prior to this application, including the names and positions involved, date and circumstances of contact, and whether in person or otherwise. If there have not been any contacts, please so state.

Name of Company	Description and Date of Contact

INFORMATION FOR LEAD MARKET MAKER

LMMs are subject to NYSE Arca rules. To ensure compliance, please consult your compliance department and/or legal counsel to determine the rules that are applicable, including the rules referenced below.

NYSE Arca Rule 7.22-E: Registration of Market Makers in a Security

(d) Designated Market Makers and **Lead Market Makers** shall be selected by the Corporation. Such selection shall be based on, but is not limited to, the following: experience with making markets in equities; adequacy of capital; willingness to promote the Exchange as a marketplace; issuer preference; operational capacity; support personnel; and history of adherence to Exchange rules and securities laws.

NYSE Arca Rule 7.24-E: Designated Market Maker Performance Standards

(a) Designated Market Makers will be required to maintain minimum performance standards the levels of which may be determined from time to time by the Corporation. Such levels will vary depending on the price, liquidity, and volatility of the security in which the Designated Market Maker is registered. The performance measurements will include (i) percent of time at the NBBO; (ii) percent of executions better than the NBBO; (iii) average displayed size; (iv) average quoted spread; and (v) in the event the security is a derivative security, the ability of the Designated Market Maker to transact in underlying markets.

(b) Designated Market Makers that are **Lead Market Makers** will be held to higher performance standards in the securities in which they are registered as **Lead Market Makers** than Designated Market Makers that are not **Lead Market Makers.**

NYSE Arca Rule 8.201-E(g): Commodity-Based Trust Shares; Market Maker Accounts

Market Maker Accounts. An ETP Holder acting as a registered Market Maker in Commodity-Based Trust Shares must file with the Exchange in a manner prescribed by the Exchange and keep current a list identifying all accounts for trading in an underlying commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, which the Market Maker may have or over which it may exercise investment discretion. No Market Maker shall trade in an underlying commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, in an account in which a Market Maker, directly or indirectly, controls trading activities, or has a direct interest in the profits or losses thereof, which has not been reported to the Exchange as required by this Rule.

In addition to the existing obligations under Exchange rules regarding the production of books and records, the ETP Holder acting as a Market Maker in Commodity-Based Trust Shares shall make available to the Exchange such books, records or other information pertaining to transactions by such entity or registered or non-registered employee affiliated with such entity for its or their own accounts for trading the underlying physical commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, as may be requested by the Exchange

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the Exchange, as may be amended from time to time.

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Date
Print Name	Title

NYSE Arca, Inc.

Equity Trading Permit Application and Contracts

TABLE OF CONTENTS

APPLICATION PROCESS

Filing Requirements

Prior to submitting the Application for Equity Trading Permit ("ETP"), an Applicant Broker-Dealer must file a Uniform Application for Broker-Dealer Registration (Form-BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD®").

Checklist

Applicant Broker-Dealer must complete and submit all applicable materials addressed in the Application Checklist (page 4) to crs@nyse.com.

Note: All application materials sent to NYSE Arca will be reviewed by NYSE Arca's Client Relationship Services ("CRS") Department for completeness. The applications are then submitted to FINRA who performs the application approval recommendation. All applications are deemed confidential and are handled in a secure environment. CRS or FINRA may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to NYSE Arca Rule 2.4. If you have questions on completing the application, you may direct them to: Client Relationship Services: Email: crs@nyse.com or (212) 896-2830.

Application Process

- Following submission of the Application for Equity Trading Permit and supporting documents to NYSE Arca, Inc. ("NYSE Arca"), the application will be reviewed for accuracy and regulatory or other disclosures. NYSE Arca will submit the application to FINRA for review and approval recommendation.

- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant Broker-Dealer has an associated person(s) with a possible statutory disqualification, NYSE Arca will contact the representative of the Applicant Broker-Dealer to discuss the statutory disqualification process.

- If it appears that the Applicant Broker-Dealer has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant Broker-Dealer will be contacted by NYSE Arca for further information.

- Applicants who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be presented to NYSE Arca for approval or disapproval without delay.

  ✓ Applicant Broker-Dealer will be subject to disciplinary action if false or misleading answers are given pursuant to the Application for Equity Trading Permit.

- NYSE Arca does not accept fingerprint cards. Fingerprint cards must be submitted directly to FINRA within 30 days of filing the Form U4. The fingerprint cards must be cleared by the FBI for individuals who seek to register with NYSE Arca or be approved by NYSE Arca. Firms may request FINRA-approved fingerprint cards through the Gateway Call Center at: (301) 590-6500. Fingerprint cards should be sent directly to: For Regular U.S. Mail: FINRA, Registration and Disclosure Department, P.O. Box 9495, Gaithersburg, MD 20898-9495. P.O. Boxes will not accept courier or overnight deliveries. For Express/Overnight Mail Delivery: FINRA, Registration and Disclosure Department, 9509 Key West Avenue, Rockville, MD 20850. If a phone number is required for the recipient, provide: (301) 590-6500. Your firm should receive the FBI search results in the "Fingerprint Status Received from FBI Notice Queue" within three business days after the card is sent to the FBI. Additional information regarding the submission of fingerprints to Web CRD may be obtained on the FINRA Web site: https://firms.finra.org/webcrd.

- NYSE Arca will promptly notify the Applicant Broker-Dealer, in writing, of their Membership decision.

In the event an Applicant Broker-Dealer is disapproved by NYSE Arca, the Applicant Broker-Dealer has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of NYSE Arca Rule 10.13. A disapproved applicant desiring to be heard must, within thirty (30) calendar days of the date upon which the Corporation's decision was mailed to the applicant, file a petition in accordance with the provisions of Rule 10.13

APPLICATION CHECKLIST & FEES[1]

DOCUMENTATION CHECKLIST FOR NON-NYSE ARCA DEA BROKER-DEALER APPLICANTS

- ☐ Application for Equity Trading Permit
  - Sections 1-6, and 8-9 are MANDATORY for all applicants
  - Section 7 if applicant is not self-clearing
- ☐ Signed Master User Agreement
- ☐ Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's WebCRD®
- ☐ A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®[2]
  - Approved Persons as listed on Form BD Schedule B
  - Designated supervisors and principals
- ☐ Financial Documentation
  - Four (4) Most Recent FOCUS Reports[3] and the Most Recent Audited Financial Statements, if applicable
  - Most Recent Balance Sheet and Capital Computation
  - Six Month Profit/Loss Projection
- ☐ All examination reports and corresponding responses from the Applicant Broker-Dealer for the last two exam reports
- ☐ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation
- ☐ Copy of Written Supervisory Procedures[4], Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

DOCUMENTATION CHECKLIST FOR NYSE ARCA DEA BROKER-DEALER APPLICANTS

- ☐ Application for Equity Trading Permit
  - Sections 1-6, and 8-10 are MANDATORY for all applicants
  - Section 7 if applicant is not self-clearing
- ☐ Signed Master User Agreement
- ☐ Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's WebCRD®
- ☐ A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®[2]
  - Approved Persons as listed on Form BD Schedule B
  - Designated supervisors and principals
  - All Authorized Traders
- ☐ NYSE Arca AP Form to be completed by persons required to be Approved Persons with the Exchange and for whom the required disclosure information is not available on Web CRD®.
- ☐ Financial Documentation
  - Four (4) Most Recent FOCUS Reports[3] and the Most Recent Audited Financial Statements, if applicable
  - Most Recent Balance Sheet and Capital Computation
  - Six Month Profit/Loss Projection
  - Subordination Agreements, if applicable
- ☐ Proprietary Accounts of Introducing Broker-Dealers (PAIB) Agreements, if applicable
- ☐ All examination reports and corresponding responses from the Applicant Broker-Dealer for the last two exam reports
- ☐ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation
- ☐ Copy of Written Supervisory Procedures[4], Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

Note: All ETP Holders are responsible for maintaining a list of all Authorized Traders, and such list must be made available to NYSE Arca upon request as required by NYSE Arca Rule 7.30-E.

---

[1] For a list of fees, please review the "Schedule of Fees and Charges for Exchange Services" found at https://www.nyse.com/publicdocs/nyse/markets/nyse-arca/NYSE_Arca_Marketplace_Fees.pdf . Additional fees to those listed within this application may apply.

[2] A $125 Investigation Fee may be required for each Control Person, Approved Person, Designated Supervisor or Authorized Trader (DEA Applicants Only) for whom required information is not available on Web CRD®.

[3] Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, **whichever is greater**. If the Broker-Dealer has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements reflecting the Balance Sheet and Profit & Loss Statement detail for each month for the most recent six (6) months or since inception, whichever is less.

[4] Market Maker applicants must include, but are not limited to, the following NYSE Arca Equity Rules: 6.3 (Prevention of the Misuse of Material, Nonpublic Information), 6.17 (Anti-Money Laundering Compliance Program), 6.18 (Supervision), and 7.20 – 7.25 (Market Makers).

EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Applicant Broker-Dealer – is the Broker-Dealer organization applying for an Equity Trading Permit or amending this form.

Associated Person - a person who is a partner, officer, director, member of a LLC, trustee of a Business Trust, or employee of an ETP Holder or any person directly or indirectly controlling, controlled by or under common control with an ETP Holder.

Authorized Trader – a person who may submit orders to NYSE Arca, LLC's trading facilities on behalf of his or her ETP Holder or Sponsored Participant.

Clearing Services - a Broker-Dealer who receives and executes customers' instructions, prepares trade confirmations, sends the money related to the trades, arranges for the physical movement of securities, and shares responsibility with an introducing broker-dealer for compliance with regulatory requirements.

Control – (as defined on Form-BD) the power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract or otherwise. Any person that (1) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that company.

Central Registration Depository System ("Web CRD®") – A centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE Arca, Inc. is a participant of this system.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a Member or ETP Holder of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules.

Designated Supervisor – refers to any person that is a partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising Authorized Trader(s) ("AT") (as defined in NYSE Arca Rule 1.1(e)).

ETP or ETP Holder– an Equity Trading Permit issued by the Corporation for effecting approved securities transactions on the Corporation's trading facilities. An ETP may be issued to a Sole Proprietor, Partnership, Corporation, LLC or other organization which is a registered Broker or Dealer, pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by the Corporation.

Financial Arrangement – (1) the direct financing of an ETP Holder's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

Market Maker -is obligated to maintain continuous two-sided Q Orders in those securities in which the Market Maker is registered to trade, pursuant to NYSE Arca Rule 7.23-E

Market Maker Authorized Trader ("MMAT") – an authorized trader who performs market-making activities pursuant to NYSE Arca Rule 7.21-E, on behalf of a Market Maker.

NYSE Arca, Inc. ("NYSE Arca" or the "Corporation") – a Delaware corporation as described in the Corporation's Certificate of Incorporation and Bylaws. NYSE Arca is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE Arca, Inc. is the Self-Regulatory Organization for NYSE Arca, LLC

NYSE Arca, LLC – The equities marketplace and a trading facility of NYSE Arca, Inc.

Primary Business – refers to greater than 50% of the ETP Holder's business.

Self-Regulatory Organization ("SRO") - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules.

NYSE Arca, Inc.

Equity Trading Permit Application and Clearing Letter of Consent

SECTION 1 – ORGANIZATIONAL PROFILE

Date: ______________ SEC #: ______________ CRD #: ______________

LEI #: ______________ MPID: ______________

GENERAL INFORMATION

Name of Applicant Broker-Dealer: ______________

Business Address: ______________

City: ______________ State: ________ Zip Code: ________

Business Phone: ______________ Website: ______________

Contact Name: ______________ Title: ______________

Phone: ______________ Email: ______________

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

TYPE OF BUSINESS TO BE CONDUCTED WITH EQUITY TRADING PERMIT (Check all that apply)

☐ Market Maker* ☐ Public Customer Business ☐ Clearing Services ☐ Proprietary Trading

☐ Other ______________

* Please also complete Application for Market Maker Registration

OTHER BUSINESS ACTIVITIES CONDUCTED BY APPLICANT BROKER_DEALER (Check all that apply)

☐ Investment Banking ☐ Public Customer Business ☐ Options Market Making

☐ Proprietary Trading ☐ Other ______________

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

☐ Cboe BZX US Equities Exchange BATS (BZX)

☐ Cboe EDGA US Equities Exchange (EDGA)

☐ Chicago Board Options Exchange (CBOE)

☐ Financial Industry Regulatory Authority, Inc. (FINRA)

☐ International Securities Exchange (ISE)

☐ NASDAQ OMX BX (BX)

☐ New York Stock Exchange (NYSE)

☐ NYSE National (NAT)

☐ Cboe BYX US Equities Exchange (BYX)

☐ Cboe EDGX US Equities Exchange (EDGX)

☐ NYSE Chicago (CHI)

☐ Investors Exchange (IEX)

☐ NASDAQ

☐ NASDAQ OMX PHLX (PHLX)

☐ NYSE American (AMER)

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

☐ NYSE Arca, Inc. ☐ Other ______________

SECTION 2 - MEMBERSHIP AGREEMENT

Applicant Broker-Dealer agrees to abide by the Bylaws and Rules of NYSE Arca, Inc., as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by NYSE Arca, Inc.

Applicant Broker-Dealer authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to NYSE Arca, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant Broker-Dealer or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant Broker-Dealer authorizes NYSE Arca to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant Broker-Dealer or its associated persons, and releases NYSE Arca from any and all liability in furnishing such information.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by NYSE Arca.

____
Applicant Broker-Dealer

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Date
Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Title

SECTION 3 – FINANCIAL DISCLOSURE

FINANCIAL STATEMENT

☐ Copies of the required financial items as noted on the checklist including: the four (4) most recent FOCUS Reports[5] and most recent Audited Financial Statements, and all examination reports and corresponding responses.

SOURCE OF CAPITAL

Explain the source of Applicant Broker-Dealer's Capital

____

PROPRIETARY ACCOUNTS OF INTRODUCING BROKER-DEALERS (PAIB)

Do you hold a Proprietary Account as an Introducing Broker-Dealer (PAIB) ☐ Yes ☐ No

*If Yes: An introducing Broker-Dealer must notify its DEA in writing when it has entered into a PAIB Agreement with a clearing Broker-Dealer regarding the net capital treatment of assets held in proprietary accounts. Assets (cash and securities) held in trading accounts without a PAIB Agreement are considered to be non-allowable in the computation of net capital under SEC Rule 15c3-1. If NYSE Arca will be your DEA, please enclose a copy of all PAIB Agreements you have entered into with a clearing broker-dealer.

SUBORDINATED LOANS

Have any subordinated loans been made to Applicant Broker-Dealer? ☐ Yes (Explain below) ☐ No

____

____

FINANCIAL OR CONTROLLING INTERESTS

Does the Applicant Broker-Dealer have a financial or controlling (as defined in Form-BD) interest (through direct or indirect stock or bond ownership, through outstanding loans, or otherwise) in any organization engaged in a securities, financial or related business?

☐ Yes (Explain below) ☐ No

____

____

FINANCIAL ARRANGEMENT

Does the Applicant Broker-Dealer have a financial arrangement with any other Broker-Dealer?

☐ Yes (Explain below) ☐ No

Type of Arrangement:
☐ Direct Equity Investment ☐ Any consideration over $5,000
☐ Profit Sharing ☐ Direct Financing
☐ Other ____________________________

Terms of Arrangement (include the names of all participants in the arrangement, and the nature and terms of the arrangement):

____

____

OUTSTANDING DEBT (Check all that apply)

Does the Applicant Broker-Dealer owe money to any of the following?

☐ Any NYSE Arca member or member organization or NYSE Arca ETP Holder

☐ Any other national securities or commodities exchange or national securities association

☐ Any member of any other national securities or commodities exchange or national securities association

Explain to whom the money is owed and the dollar amount. Attach a copy of arrangements made for repayment of this debt and evidence of an agreement of repayment.. ____________________________

____

☐ No, the Applicant Broker-Dealer does not owe money to any of the above referenced persons or entities.

[5] Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

SECTION 4 – APPROVED PERSON APPLICATION FOR AN INDIVIDUAL

Approved Person – Any person who controls a member organization, or who engages in a securities or kindred business and is controlled by or under common control with a member organization but is not a member or principle executive or an employee of a member organization. On Web CRD, all Approved Persons are required to file a Form U4, or amendment thereto.

<u>You may submit multiple copies of this form, if needed, or attach a copy of Schedule B of Form BD.</u>

APPLYING AS APPROVED PERSON

Name: ____________________ Title: ____________________ CRD# ______________

Firm Name:: ____________________ Phone: ____________________

☐ Designated Supervisor of Authorized Traders

Email: ____________________

☐ Form U4 and fingerprint information[8] is current and accessible for this person on Web CRD™

APPLYING AS APPROVED PERSON

Name: ____________________ Title: ____________________ CRD# ______________

Firm Name:: ____________________ Phone: ____________________

☐ Designated Supervisor of Authorized Traders

Email: ____________________

☐ Form U4 and fingerprint information[8] is current and accessible for this person on Web CRD™

APPLYING AS APPROVED PERSON

Name: ____________________ Title: ____________________ CRD# ______________

Firm Name:: ____________________ Phone: ____________________

☐ Designated Supervisor of Authorized Traders

Email: ____________________

☐ Form U4 and fingerprint information[8] is current and accessible for this person on Web CRD™

APPLYING AS APPROVED PERSON

Name: ____________________ Title: ____________________ CRD# ______________

Firm Name:: ____________________ Phone: ____________________

☐ Designated Supervisor of Authorized Traders

Email: ____________________

☐ Form U4 and fingerprint information[8] is current and accessible for this person on Web CRD™

SECTION 5 – STATUTORY DISQUALIFICATION DISCLOSURE

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), NYSE Arca, Inc. ("NYSE Arca") may deny (or may condition) trading privileges or may bar a natural person from becoming associated (or may condition an association) with an ETP Holder for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with an member of a self regulatory organization;
- had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ Check here if you DO NOT have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.

☐ Check here if you DO have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:

1. Name of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of ________________________________ (Applicant Broker-Dealer), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that NYSE Arca shall rely on the information provided pursuant to this Notice in order to preliminarily approve or deny Applicant Broker-Dealer's application for trading privileges, but that NYSE Arca will also perform a complete background check of Applicant Broker-Dealer, and such trading privileges may be immediately revoked by NYSE Arca depending on the results of such background check. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to NYSE Arca any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

________________________________ ________________________________

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor — Date

________________________________ ________________________________

Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor — Title

SECTION 6 – SUPERVISION

Each ETP Holder must identify the person(s) that is a member, partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising an Authorized Trader(s) as defined in NYSE Arca Rule 1.1(e). ETP Holders must provide a copy of their Written Supervisory Procedures ("WSP") with their Application.

Name and Title of Person responsible for maintaining WSPs: ______________________________

NYSE Arca Rules state:

(a) Adherence to Law – No Equity Trading Permit Holder or Associated Person of an Equity Trading Permit Holder may engage in conduct in violation of the federal securities laws, the Constitution or the Rules of the Exchange. Every Equity Trading Permit Holder must supervise persons associated with the Equity Trading Permit Holder as to assure compliance therewith.

(b) Supervisory System – Each Equity Trading Permit Holder for whom NYSE Arca is DEA must establish and maintain a system to supervise the activities of its associated persons and the operations of its business. Such system must be reasonably designed to ensure compliance with applicable federal securities laws and regulations and NYSE Arca Rules. Final responsibility for proper supervision will rest with the Equity Trading Permit Holder. The Equity Trading Permit Holder's supervisory system must provide, at a minimum, for the following:

- (1) The establishment and maintenance of written procedures as required by paragraph (c) of this Rule.
- (2) The designation of a person with authority to reasonably discharge his/her duties and obligations in connection with supervision and control of the activities of the associated persons of the Equity Trading Permit Holder.
- (3) The Equity Trading Permit Holder must undertake reasonable efforts to determine that all supervisory personnel are qualified by virtue of experience or training to carry out their assigned responsibilities.
- (4) Each Equity Trading Permit Holder must designate and specifically identify to NYSE Arca one or more persons who will be responsible for such supervision.

(c) Written Procedures – Each Equity Trading Permit Holder must establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations, and with NYSE Arca Rules.

Pursuant to this rule, WSPs should describe the following:

- Specific identification of the individual(s) responsible for supervision – either by name or by title and position.
- The supervisory steps and reviews to be taken by the appropriate supervisor – this process should identify any exception reports and/or other documents being reviewed and the substantive area being reviewed (e.g., limit order protection, trade reporting, etc.). If an ETP Holder employs automated systems as part of its supervisory system, those systems should also be generally described.
- The frequency of such reviews – this should be more specific than simply providing for "a review" or a "review from time to time." The frequency of reviews should be described (i.e., daily, weekly, monthly, quarterly, or annually).
- How reviews will be documented, for example, initialing order tickets or filling out review logs. The procedures should also provide for the documentation of steps taken as a result of supervisory reviews.

For Market Makers, the WSPs and supervisory systems of firms engaged in market making activities must address, at a minimum, trading practice rules (i.e., passive market making, firm quote rule compliance, limit order protection), trading systems, trade reporting, rules compliance and any other material aspect of the firm's market making business. WSPs should include the following subject areas:

- Size conventions
- Coordination of quotations, trades and trade reports
- Improper collaboration and coordination of Market Maker activities
- Failure to honor quotations
- Harassment
- Late and inaccurate trade reporting

ALL EQUITY TRADING PERMIT HOLDERS MUST KEEP ABREAST OF CHANGES IN LAWS, RULES AND REGULATIONS, MARKET PRACTICES AND INDICATED PATTERNS OF NON-COMPLIANCE AND MUST MODIFY THEIR SUPERVISORY PROCEDURES AND SYSTEMS AS NECESSARY.

SECTION 7 – CLEARING LETTER OF CONSENT

Notice of Consent – To be completed by Clearing ETP Holder of Application Broker-Dealer

The undersigned hereby represents the clearing agency named below, a member of the National Securities Clearing Corporation ("NSCC"), and an approved ETP Holder of NYSE Arca, LLC, a facility of NYSE Arca.

The undersigned Clearing ETP Holder hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Applicant Broker-Dealer with the clearing agency:

______________________________	______________________________
Applicant Broker-Dealer	CRD# and/or SEC File#

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to NYSE Arca Rules and may be relied upon by NYSE Arca, Inc., the NSCC, and their respective members. This Notice of Consent shall be subject to NYSE Arca Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing ETP Holder.

____
Clearing ETP Holder (Broker-Dealer Name)

____
Clearing ETP Holder (NSCC Clearing #)

______________________________	______________________________
Signature of Authorized Officer, Partner or Managing Member of Clearing ETP Holder	Signature of Authorized Officer, Partner or Managing Member, or Sole Proprietor of ETP Holder
______________________________	______________________________
Print Name / Title	Print Name / Title
______________________________	______________________________
Date	Date

SECTION 8 – INDIVIDUAL REGISTRATION

Provide the information requested below for each of the requested individuals associated with the Applicant Broker-Dealer. Pursuant to NYSE Arca Rule 11.18, all applicants must designate a Series 24 licensed principal. Applicants subject to Exchange Act Rule 15c3-1 are required to have a designated Series 27 licensed principal, pursuant to NYSE Arca Rule 4.5-E. Additionally, Authorized Traders for whom NYSE Arca will be the DEA are required to have successfully passed the Series 7 examination, pursuant to NYSE Arca Rule 2.5. Proof of examination requirements, fingerprint card submission, and Form U-4s should be submitted by the Applicant to Web CRD® for review by NYSE Arca.

DESIGNATED SERIES 24 LICENSED PRINCIPAL

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

DESIGNATED SERIES 27 LICENSED PRINCIPAL

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

SECTION 8 (CONTINUED) - KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will want to receive communications pertaining to our equities markets.

Chief Executive Officer ("CEO")

Name: ____________________ CRD: ____________________

Phone: ____________________

Email: ____________________

Chief Financial Officer ("CFO")

Name: ____________________ CRD: ____________________

Phone: ____________________

Email: ____________________

Chief Compliance Officer ("CCO")

Name: ____________________ CRD: ____________________

Phone: ____________________

Email: ____________________

Chief Operations Officer ("COO")

Name: ____________________ CRD: ____________________

Phone: ____________________

Email: ____________________

Head of Clearing

Name: ____________________ CRD: ____________________

Phone: ____________________

Email: ____________________

Head of Connectivity

Name: ____________________ CRD: ____________________

Phone: ____________________

Email: ____________________

Head of Trading

Name: ____________________ CRD: ____________________

Phone: ____________________

Email: ____________________

Associated Person of ETP Holder

Name of ETP Holder for purposes of voting as provided in NYSE Arca Rule 3.2. Please include sample signature.

Name: ____________________ Title: ____________________

Email: ____________________ CRD#: ____________________

Signature: ____________________

NYSE Arca Inc.

DEA Application Requirements

SECTION 9- DESIGNATED EXAMINING AUTHORITY (DEA) REQUIREMENTS

ITSFEA COMPLIANCE ACKNOWLEDGEMENT

This form should be completed by a Director, Officer, General Partner or Individual responsible for ensuring that the Broker-Dealer's ITSFEA Compliance Procedures are followed. In the future, this certification must be completed and filed with NYSE Arca along with the Broker-Dealer's year-end FOCUS Report (Form X-17A-5).

Broker-Dealer: ______________________________

SEC #. ______________________

The undersigned states and certifies as follows:

It is understood that should any Director, Officer, General Partner or Associated Person (as defined in NYSE Arca Rule 1.1(d)) of the Broker-Dealer acquire material, non-public information concerning a corporation whose securities are publicly traded, it may be a violation of NYSE Arca Rules and Federal securities laws to misuse such information or trade any securities issued by the corporation, or any options or other derivative securities based thereon, while such information remains non-public.

It is further understood that should any Director, Officer, General Partner or Associated Person of the Broker-Dealer obtain material, non-public information concerning the market in a security or group of securities, it may be a violation of NYSE Arca Rules and Federal securities laws to make improper use of such information in connection with trading in the security, group of securities or any option or other derivative based thereon.

It is also understood that it may be a violation of NYSE Arca Rules and Federal securities laws to disclose to any other person or entity any non-public, material corporate or market information that may be acquired regarding a publicly traded security or group of securities.

Additionally, the Broker-Dealer represents that it has established written procedures reasonably designed to prevent misuse of material non-public information by the Broker-Dealer or by any of the Broker-Dealer's Directors, Officers, General Partners or Associated Persons, taking into consideration the nature of the Broker-Dealer's business.

The Individual(s) responsible for overseeing and supervising the specific element of the member firm or organization's ITSFEA Compliance procedures has reviewed (or supervised the review of) the Broker-Dealer's proprietary, error account(s), and any outside brokerage securities accounts of Directors, Officers, General Partners, and Associated Persons with the Broker-Dealer, in accordance with the specific provisions (including timing and type of review) detailed in and required by the firm's written ITSFEA compliance procedures.

Based upon the assessment of the adequacy of those procedures and of the authority and diligence of the person(s) carrying out those procedures (except as to any securities transactions involving the possible misuse of non-public information which already have been reported to NYSE Arca), there is no reasonable cause to believe that any Director, Officer, General Partner, or Associated Persons of the Broker-Dealer has misused, made improper use of, or disclosed material non-public information, or may otherwise be in violation of NYSE Arca Rule11.3

Accepted on behalf of ETP Holder:

______________________________ ______________________
Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor — Date

______________________________ ______________________
Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor — Title

NYSE Arca, Inc.

Application for Market Maker Registration*

*Includes Market Maker & Lead Market Maker

TABLE OF CONTENTS

Application Process

Filing Requirements

Prior to submitting the Application to become a Market Maker, an applicant Broker-Dealer must have completed the Equity Trading Permit ("ETP") application. A firm will not be eligible for approval as a Market Maker until after their ETP application is approved.

Checklist

Applicant ETP must complete and submit all materials as required in this Application Checklist (page 4) to crs@nyse.com.

If you have questions regarding the application, you may direct them to NYSE Arca Client Relationship Services: Email: crs@nyse.com; Phone: (212) 896-2830.

Application Process

- Following submission of the Application for Market Maker Registration and supporting documents, NYSE Arca will review the application for completeness, assess the firm's capital sufficiency, review registration and disclosure information for the Applicant and each listed Market Maker Authorized Trader, and review the Applicant's written supervisory procedures.
- Applicant ETP Broker-Dealers must designate within Section 1 whether they are applying as a Market Maker ETP ("METP"), and/or as a Lead Market Maker ETP ("LETP").
- Applicants who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be reviewed by NYSE Arca for approval or disapproval.
- NYSE Arca will notify the applicant Broker-Dealer in writing of their decision.
- In the event an applicant Broker-Dealer is disapproved by NYSE Arca, the applicant Broker-Dealer has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of NYSE Arca Rule 10.14. A disapproved applicant desiring an opportunity to be heard shall file a written application with the Secretary of the Corporation within thirty (30) calendar days after such action has been taken.

Approved Lead Market Maker ETP Firms:

Approved LETP firms will receive all Green Sheet postings via e-mail and may apply to become the LMM in a particular security with NYSE Arca as its primary listing venue by completing the LMM Registration Application. Eligible LETP firms may be selected as the LMM for a particular security based on input by the listing company, or may be selected randomly from a list of LETPs who have submitted their LMM application for that security. LMM selection based on input by the listing company will require interviews between the LMM applicant(s) and the listing company.

APPLICATION CHECKLIST & FEES – NEW NYSE ARCA MARKET MAKER APPLICANTS

- ❑ Approved Equity Trading Permit ("ETP") application (or in process)
- ❑ Application for Market Maker Registration, Sections 1 through 6
- ❑ Form U4 and fingerprint cards for each Market Maker Authorized Trader listed in Section 3 are available on Web CRD®
- ❑ Proof of Passing Series 57 Test Score for each Market Maker Authorized Trader listed in Section 3; or
- ❑ Request for a Series 57 Waiver has been requested via WebCRD been granted by NYSE Arca.
- ❑ Market Maker Orientation Acknowledgement https://www.nyse.com/publicdocs/nyse/markets/liquidity-programs/arca_mm_orientation.pdf
- ❑ Copy of Applicant's Written Supervisory Procedures ("WSPs") for Market Making on NYSE Arca, LLC
- ❑ Financial Documentation
  - Four (4) Most Recent FOCUS Reports[1] and Most Recent Audited Financial Statements, if applicable
  - Most Recent Balance Sheet and Capital Computation
  - Six Month Profit/Loss Projection
  - Subordination Agreements, if applicable
- ❑ All examination reports and corresponding responses from the Applicant Broker-Dealer for the previous two (2) years
- ❑ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation
- ❑ Copy of Written Supervisory Procedures, Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

ADDITIONAL INFORMATION FOR BROKER-DEALERS REQUESTING TO BECOME A LEAD MARKET MAKER ETP ON NYSE ARCA

- ❑ NYSE Arca LMM Certification Test
  - Approved Lead Market Makers must confirm in writing that they have tested and are able to maintain continuous two-sided quotes.

1 Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, **whichever is greater**. If the Broker-Dealer has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

EXPLANATION OF TERMS & PROCESSES

For purposes of this application, the following terms shall have the following meanings:

Applicant Broker-Dealer – the Broker-Dealer applying as a registered Market Maker or amending this form to become a registered Market Maker.

Associated Person - a person who is a partner, officer, director, member of a LLC, trustee of a Business Trust, or employee of an ETP Holder or any person directly or indirectly controlling, controlled by or under common control with an ETP Holder.

Control – (as defined on Form-BD) the power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract or otherwise. Any person that (1) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that company.

Central Registration Depository System (Web CRD®) – A centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE Arca, Inc. is a participant of this system.

Designated Examining Authority (DEA) – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a Member or ETP Holder of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules. The SEC will make the DEA assignment based on the SRO examination program and the Broker-Dealer's primary business location.

Designated Market Maker ("DMM") – a registered Market Maker that participates in the Directed Order Process

Direct Owners/Executive Officers – refers to (1) a director, general partner or officer exercising executive responsibility (or having similar status or function); or (2) directly or indirectly has the right to vote 5% or more of a class of voting security or has the power to sell or direct the sale of 5% or more of a class of voting securities; (3) is entitled to receive 5% or more of the net profits; (4) in the case of a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution or have contributed, 5% or more of the capital; or (5) in the case of a LLC, those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and if managed by elected managers, all elected managers.

Financial Arrangement – (1) the direct financing of an ETP Holder's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

Lead Market Maker ("LMM") – a registered Market Maker that is the exclusive DMM in listings for which the Corporation is the primary market

Lead Market Maker ETP ("LETP") – an approved Market Maker with NYSE Arca, Inc. eligible to apply as an LMM

Market Maker – an ETP Holder approved by the Corporation to act as a Market Maker pursuant to NYSE Arca Rule 7.20-E

Market Maker Authorized Trader ("MMAT") – an authorized trader who performs market-making activities pursuant to NYSE Arca Equities Rule 7.21-E, on behalf of a Market Maker.

NYSE Arca, Inc. ("NYSE Arca" or the "Corporation") – a Delaware corporation as described in the Corporation's Certificate of Incorporation and Bylaws. NYSE Arca is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE Arca, Inc. is the Self-Regulatory Organization for NYSE Arca, LLC

NYSE Arca, LLC – The equities marketplace and a trading facility of NYSE Arca, Inc.

Self-Regulatory Organization (SRO) - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for conduct inconsistent with just and equitable principles of trade.

Symbols – refers to stock symbols that may be assigned to a MMAT. Symbols are assigned at the firm level and are traded by the MMATs. Symbols may be added or removed on a daily basis, based on requests emailed to Exchange Security Operations, operationsclearing@nyx.com, with said request. At this time, OTC symbols are not eligible for market making. Upon approval, by default, two test symbols (ZVV and M.TEST) will be assigned to the firm for testing purposed

SECTION 1 – ORGANIZATIONAL PROFILE

Date: ______________ SEC #: ______________ CRD #: ______________

LEI #: ______________ MPID: ______________

☐ Application ☐ Amendment

THE APPLICANT INTENDS TO REGISTER AS A(N) (Check all that apply):

☐ Market Maker (METP) ☐ Lead Market Maker (LETP)

GENERAL INFORMATION

Name of Applicant ETP: ______________

Business Address: ______________

City: ______________ State: ______________ Zip Code: ______________

Business Phone: ______________ Fax: ______________

Contact Name: ______________ Title: ______________

Phone: ______________ Fax: ______________

Email: ______________

ETP APPROVAL STATUS

☐ Applicant organization is currently an approved Equity Trading Permit Holder with NYSE Arca *
* All Market Maker Applicants must be approved ETP holders

NET CAPITAL

Amount: ______________ As of Date: ______________ Focus Report Line Item*: ______________

*Submitting the firm's most recent Quarterly FOCUS report and highlighting the Net Capital is an alternative to completing this section.

Source of Net Capital (check all that apply):

☐ Long Proprietary Positions ☐ Interest/Dividends/Commissions ☐ Secured Demand Note ☐ Cash

☐ Subordinated Loan ☐ Clearing/Good Faith Deposits ☐ Other ______________

SECURITIES

List the number of securities for which your firm requests approval: ______________

OTHER BUSINESS ACTIVITIES

Check all that apply:

☐ Investment Banking ☐ Public Securities Business ☐ Proprietary Trading

☐ Options Market Maker ☐ Other______________

SECTION 2 – OTHER AFFILIATIONS

Is the Applicant a dealer/specialist or Market Maker on a registered national securities exchange(s) or association? If yes, please provide the relevant information below.

☐ Yes ☐ No

Applicants who currently act as a Specialist on the New York Stock Exchange, LLC ("NYSE") are reminded of their requirements pursuant to NYSE Rules 36 and 98.

SRO: ______________________

Operating Capacity: ______________________

List Securities ______________________ ______________________

SRO: ______________________

Operating Capacity: ______________________

List Securities ______________________ ______________________

SRO: ______________________

Operating Capacity: ______________________

List Securities ______________________ ______________________

SECTION 3 – MARKET MAKER AUTHORIZED TRADER APPLICANT LIST

Ensure a Form U4 for each of the individuals identified below is available on Web CRD®. To be eligible for registration as a MMAT, as defined in NYSE Arca Rule 1.1(aa), a person must (i) have successfully completed the Securities Trader Qualification Examination (Series 57), (ii) complete the NYSE Arca Equities sponsored training and orientation program, and (iii) register each individual on Web CRD® in the appropriate NYSE Arca registration category (MT). The NYSE Arca Equities sponsored training and orientation program is available at:

https://www.nyse.com/publicdocs/nyse/markets/liquidity-programs/arca_mm_orientation.pdf

LEAD MARKET MAKER DESIGNEE (Required for Lead Market Maker ETP Applicants Only)

Full Name: ______________________ Date of Birth: ______________________

Street Address: ______________________ Suite/Floor: ______________________

City: ______________________ State: ____________ Zip Code: ____________

Phone Number: ______________________ Fax Number: ______________________

E-Mail Address: ______________________

Will this individual be registered as a Market Maker Authorized Trader:

☐ Yes (Please complete the information below) ☐ No

CRD #: ____________ Qualifying Exam: ☐ Yes ☐ No NYSE Arca Orientation: ☐ Yes ☐ No

Employer Broker-Dealer: ______________________ Operating Capacity: ______________________

Employment Dates: ______________________ SRO Affiliation: ______________________

☐ Form U4, Proof of Series 57, and Fingerprint Card Information is current and accessible for this person on WebCRD®

MARKET MAKER AUTHORIZED TRADER

Full Name: ______________________ Date of Birth: ______________________

CRD #: ____________ Qualifying Exam: ☐ Yes ☐ No NYSE Arca Orientation: ☐ Yes ☐ No

Employer Broker-Dealer: ______________________ Employer CRD #: ______________________

☐ Form U4, Proof of Series 57, and Fingerprint Card Information is current and accessible for this person on WebCRD®

MARKET MAKER AUTHORIZED TRADER

Full Name: ______________________ Date of Birth: ______________________

CRD #: ____________ Qualifying Exam: ☐ Yes ☐ No NYSE Arca Orientation: ☐ Yes ☐ No

Employer Broker-Dealer: ______________________ Employer CRD #: ______________________

☐ Form U4, Proof of Series 57, and Fingerprint Card Information is current and accessible for this person on WebCRD®

PLEASE USE MULTIPLE COPIES OF THIS FORM TO LIST ADDITIONAL MARKET MAKER AUTHORIZED TRADERS

SECTION 4 – MARKET MAKER ORIENTATION ACKNOWLEDGEMENT

The firm acknowledges responsibility that each MMAT listed within this application or subsequently added in the future will review the entire Market Maker Orientation program offered on the NYSE Arca website: https://www.nyse.com/publicdocs/nyse/markets/liquidity-programs/arca_mm_orientation.pdf

Complete review of the Market Maker Orientation program by each MMAT is a requirement of application approval.

The Applicant Broker-Dealer also acknowledges that failure by any MMAT to complete the orientation program prior to trading on NYSE Arca, LLC may result in disciplinary action against the Broker-Dealer and the MMAT.

____
Applicant Broker-Dealer

____ Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor	____ Date
____ Print Name	____ Title

SECTION 5 – REQUIRED INFORMATION & ACKNOWLEDGEMENT

The undersigned, applying for registration as a Market Maker*, accepts full responsibility for having knowledge of and adhering to all rules and regulations governing the equities trading facility of NYSE Arca, Inc.called NYSE Arca LLC. The undersigned acknowledges the following requirements:

1. ***Minimum Net Capital Requirements***
   Note: the requirements in items 1(a) and (b) apply only to the registered Market Maker rather than to each MMAT individually.

   (a) ***Market Makers Subject to the Aggregate Indebtedness Requirement***
   Maintain minimum net capital that is the greater of: (i) $100,000; (ii) $2,500 for each security that it is registered as a Market Maker (unless a security in which it makes a market has a market value of $5 or less, in which event the amount of net capital shall be not less than $1,000 for each such security) based on the average number of securities that such Market Maker is registered during the 30 days immediately preceding the computation date; (iii) 6 2/3 percent of aggregate indebtedness; or (iv) the amount prescribed by SEC Rule 15c3-1.

   (b) ***Market Makers Subject to the Alternative Net Capital Requirement***
   Maintain minimum net capital that is the greater of (i) $250,000; (ii) 2 percent of aggregate indebtedness; or (iii) the amount prescribed by SEC Rule 15c3-1.

2. Provide monthly financial statements consisting of FOCUS Form X-17A-5 to FINRA's Risk Oversight & Oper. Reg department for Market Maker capital compliance review.

3. Provide detailed financial reports and such other operational reports to FINRA's Risk Oversight & Oper. Reg department as it may require.

4. Disclose promptly any material change in financial or operational condition, or in personnel in accordance with the rules and procedures of NYSE Arca.

5. Establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations and NYSE Arca rules. Such written procedures shall at all times be available for inspection by NYSE Arca staff.

*Includes Market Maker and/or Lead Market Maker

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the Exchange, as may be amended from time to time.

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Date
Print Name	Title

NYSE Arca Retail Liquidity Provider (RLP) Application

Instructions: In order to ensure your Firm's participation in the NYSE Arca Retail Liquidity Provider ("RLP") program and to ensure that connectivity is established between NYSE Arca and your Firm, and that only employees of your Firm have access to NYSE Arca facilities and systems using your Firm's connection, the completion of this application is required prior to RLP approval.

See NYSE Arca Rule 7.44-E for a full definition of terms and requirements of the RLP program.

1. Customer Information

Name of Member Firm	
Business Address	
Business Contact Name	
Business Contact Phone	
Business Contact E-Mail	

2. Business and Technology Questions

Is your firm currently an Approved Equity Trading Permit Holder and Market Maker? **NYSE Arca requires RLP applicants to be registered as Market Makers or Lead Market Makers.*	☐ Yes ☐ No
As a NYSE Arca Member Organization, do you currently have connectivity to route orders to the Exchange?	☐ Yes ☐ No
If you are using a Service Bureau (e.g., Order Management System "OMS") for NYSE Arca connectivity, please provide the name of the technology provider.	

Please provide the NYSE Arca Market Maker Authorized Trader IDs that will be used for the RLP program and corresponding symbols you would like assigned to each.* **Please Note:** Only one of your Firm's MM ID's can be designated as the RLP in a given symbol. However, your Firm can use different MM ID's for different symbols.

MM ID:__________________ Symbols:____

MM ID:__________________ Symbols:____

MM ID:__________________ Symbols:____

MM ID:__________________ Symbols:____

** If necessary, applicants may attach a list of MMIDs that will be used for the RLP program and corresponding symbols you would like assigned to each*

Please describe the current business structure of the division within your Firm that will become an RLP.

Please attach documentation that will demonstrate your Firm's ability to meet the requirements of an RLP pursuant to NYSE Arca Rule 7.44-E.

Name (Printed)	
Name (Signature)	
Title	
Date	

Please return to Client Relationship Services at crs@nyse.com.

August 2017

NYSE Arca, Inc. - Retail Member Organization Application

Instructions: The completion of this application is required in order for your Firm to participate in the NYSE Arca Retail Liquidity Program ("RLP") as a Retail Member Organization ("RMO"), to establish connectivity between NYSE Arca and your Firm, and to ensure that only employees of your Firm have access to NYSE Arca facilities and systems using your Firm's connection. To qualify as an RMO, an ETP Holder must conduct a retail business or route retail orders on behalf of another broker-dealer. For purposes of this program, conducting a retail business includes carrying retail customer accounts on a fully disclosed basis.

A "Retail Order" is an agency order that originates from a natural person and is submitted to NYSE Arca by an RMO, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology.

Please note: If an RMO uses an algorithm to determine to send an existing Retail Order into the NYSE Arca RLP program, such order is acceptable to the program and is not deemed to have originated from a trading algorithm strictly as a result of the brokerage firm's algorithm, provided that the RMO assures that the Retail Order meets the underlying rule requirements, including that the routing algorithm does not change the terms of the order with respect to price or side of the market. Additionally, the Retail Order provision preventing changes to the terms of the order (e.g. price or side) is not meant to prevent an RMO from ensuring a better execution experience for the retail customer, such as by adding a limit to a Retail Order.

An RMO may submit Retail Orders in a riskless principal capacity as well as an agency capacity, provided that (i) the entry of such riskless principal orders meets the requirements of FINRA Rule 5320.03, including that the RMO maintains supervisory systems to reconstruct, in a time-sequenced manner, all Retail Orders are entered on a riskless principal basis; and (ii) the RMO does not include non-retail orders together with the Retail Orders as part of the riskless principal transaction.

See NYSE Arca Rule 7.44-E for a full definition of terms and requirements of the RLP program.

1. Customer Information

Name of Member Firm ("Applicant")	
Business Address	
Business Contact Name	
Business Contact Phone	
Business Contact E-Mail	

2. Business and Technology Questions

Does your firm currently send orders to the Exchange using multiple MPIDs?	☐ Yes ☐ No
Please identify all MPIDs that will be used to submit Retail Orders.	
As an NYSE Arca Member Organization, do you currently have connectivity to the Exchange?	☐ Yes ☐ No
Is this connection utilized for order routing, receiving market data or both?	☐ Order Routing ☐ Receiving market data ☐ Both
Is this connection enabled to designate Retail Orders by entering the value "RET" in Fix Tag 57, or the Binary field: SenderSubID.	☐ Yes
If you are using a Service Bureau (e.g., Order Management System "OMS") for NYSE Arca connectivity, please provide the name of the technology provider.	
If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm will be required to execute a separate document with this firm or firms. That document should be kept for your files, and is not required to be submitted to the NYSE Arca exchange unless requested.	

Please describe the current business structure of the division within your Firm that qualifies you as an RMO.
Please provide supporting documentation sufficient to demonstrate the retail nature and characteristics of your order flow. For example, please provide sample marketing literature, website screenshots, and other publicly disclosed materials describing the retail nature of your order flow, and such other documentation and information as the Exchange may require to obtain reasonable assurance that the applicant's order flow would meet the requirements of the Retail Order definition.

3. RMO Supervisory Requirements

By executing this Application, the Applicant attests that substantially all orders submitted by the Applicant as a Retail Order would meet the qualifications for such orders under NYSE Arca Rule 7.44-E. Applicant further attests that it has in place Written Supervisory Procedures (WSPs) pursuant to Rule 7.44-E (b)(6).

Such WSPs require Applicant to:

(i) exercise due diligence before entering a Retail Order to assure that entry as a Retail Order is in compliance with the requirements of this Rule, and

(ii) monitor whether orders entered as Retail Orders meet the applicable requirements. If an RMO represents Retail Orders from another broker-dealer customer, the RMO's supervisory procedures must be reasonably designed to assure that the orders it receives from such broker-dealer customer that it designates as Retail Orders meet the definition of a Retail Order.

The Applicant must:

(i) obtain an annual written representation, in a form acceptable to the Exchange, from each broker-dealer customer that sends it orders to be designated as Retail Orders that entry of such orders as Retail Orders will be in compliance with the requirements of this Rule; and

(ii) monitor whether its broker-dealer customer's Retail Order flow meets the applicable requirements.

Name (Printed)	
Name (Signature)	
Title	
Date	

Please return to Client Relationship Services at crs@nyse.com.

NYSE Arca Equities Retail Order Tier Form

Instructions: This form is to be completed by NYSE Arca, Inc. (the "Exchange") ETP Holders who would like to participate in the Retail Order Tier.

A "Retail Order" is an agency order or a riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person and is submitted to the Exchange by an ETP Holder, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology. The term "natural persons" refers to the origination of the order from a request made by a human as opposed to the generation of an order by a computer algorithm. An order from a "natural person" can include orders on behalf of accounts that are held in a corporate legal form, such as an Individual Retirement Account, Corporation, or a Limited Liability Corporation that has been established for the benefit of an individual or group of related family members, provided that the order is submitted by an individual.

Please note: If an NYSE Arca ETP Holder uses an algorithm to determine to send an existing Retail Order into the NYSE Arca Equities Retail Order Tier program, such order is eligible for the Retail Order Tier and is not deemed to have originated from a trading algorithm strictly as a result of the brokerage firm's algorithm, provided that the NYSE Arca ETP Holder assures that the Retail Order meets the underlying requirements, including that the routing algorithm does not change the terms of the order with respect to price or side of the market. Additionally, the Retail Order provision preventing changes to the terms of the order (e.g. price or side) is not meant to prevent an NYSE Arca ETP Holder from ensuring a better execution experience for the retail customer, such as by adding a limit to a Retail Order.

An NYSE Arca ETP Holder may submit Retail Orders in a riskless principal capacity, as well as an agency capacity, provided that the member (1) submits a report, contemporaneously with the execution of the facilitated order, identifying the trade as riskless principal to FINRA (or another self-regulatory organization if not required under FINRA rules); and (2) has written policies and procedures to ensure that riskless principal transactions for which the member is relying on this exception comply with applicable FINRA rules.

1. Customer Information

Name of NYSE Arca ETP Holder	
Web CRD Number	
Business Contact Name	
Business Contact Phone	
Business Contact E-Mail	

2. Business and Technology Questions

As an NYSE Arca ETP Member Organization, do you currently have connectivity to the Exchange?	☐ Yes ☐ No
Is this connection utilized for order routing, receiving market data or both?	☐ Order Routing ☐ Receiving Market Data ☐ Both
ETP Holder may designate Retail Orders by entering the value "RET" in Fix Tag 57, or the Binary field: SenderSubID	
If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm will be required to execute a separate document with this firm or firms. We have a Broker Dealer Customer Form that we can provide for your convenience.	

3. Retail Order Tier Supervisory Requirements

By executing this Application, the Applicant attests that substantially all orders submitted to NYSE Arca by the Applicant via Retail Order Ports or tagged as "Retail Orders" in the order entry message are Retail Orders and would meet the qualifications for such orders under the Retail Order Tier. An ETP Holder would be required to designate its Retail Order Ports, including adding new Retail Order Ports or removing existing Retail Order Ports that would no longer be used to submit Retail Orders, no later than the fifth trading day of the month in which the desired change is to become effective.

Applicant further attests that it has in place Written Supervisory Procedures (WSPs). Such WSPs require Applicant to:

(i) exercise due diligence before entering a Retail Order to assure that entry as a Retail Order is in compliance with the requirements specified by the Exchange, including that the Applicant maintain adequate substantiation that substantially all orders sent to the Exchange as Retail Orders meet the definition and that those orders not meeting the definition are agency orders that cannot be segregated from Retail Orders due to system limitations and are de minimis in terms of the overall number of Retail Orders submitted and (ii) monitor whether orders entered as Retail Orders meet the applicable requirements.

In addition, if Applicant represents Retail Orders from another broker-dealer customer, Applicant's WSPs must be reasonably designed to assure that the orders it receives from such broker-dealer customer that it designates as Retail Orders meet the definition of a Retail Order.

The Applicant must (i) obtain an annual written representation, in a form acceptable to the Exchange, from each broker-dealer customer that sends it orders to be designated as Retail Orders that entry of such orders as Retail Orders will be in compliance with the requirements specified by the Exchange; and (ii) monitor whether its broker-dealer customer's Retail Order flow meets the applicable requirements.

Authorized Signature:	
Print Name:	
Title:	
Date:	

Please return to Client Relationship Services at crs@nyse.com.

Enrollment Form for ETF Liquidity Provider Program (ELP) on NYSE Arca

Equity Trading Permit ("ETP") Holders of NYSE Arca, Inc. ("NYSE Arca") are eligible to participate in the ETF Liquidity Provider Program (ELP) in less-active ETFs listed on NYSE Arca by completing this enrollment form. ETP Holders are required to select a designated Equity Trading Permit ID ("ETPID") on UGW and/or Market Participant ID (MPID) on NGW to track enrollment requirements. Capitalized terms used in this enrollment form (but not defined here) are defined in the NYSE Master User Agreement.

General Information

Firm Name: ______________________________

Business Address: ______________________________

City: ______________ State: __________ Zip: __________

Business Phone: ______________ CRD #: __________ ETPID/ MPID: __________

ELP Firm Performance Report

As an ELP participant, the above firm will receive a daily report of their performance in the ELP eligible symbols. Please indicate an email address below for report receipt:

Email: ______________________________

Authorization and Acceptance

The ETP Holder, by its duly authorized officer identified below, certifies the information on this form is accurate. ETP Holders are required to update promptly any information on the form if it becomes inaccurate. By signing this form, the ETP Holder agrees that NYSE Arca can publicly identify the enrollee as a liquidity provider in the ELP program and provide the enrollee's name and its quoting performance in the security(ies) in which it has qualified as a liquidity provider under the ELP program to the issuer of the security(ies). The ETP Holder acknowledges that completion of this form by itself will not result in any credits and that credits will be determined solely by NYSE Arca in accordance with the requirements of the Rules of NYSE Arca.

Signature of Authorized Officer: ______________________________

Name: ______________________________

Title: ______________________________

Phone: ______________________________

Email Address: ______________________________

Date: ______________________________

Completed application and revisions should be returned via email to crs@nyse.com.

Approved Person ("AP") Form

NYSE Arca, Inc. ("the Exchange")

This Form is to be completed by persons required to be AP with the Exchange and for whom the required disclosure information is not available on Web CRD®.

Instructions

Prior to completing this form, the persons seeking AP status ("the Applicant") should be familiar with the rules of the Exchange, particularly those relating to "Approved Persons," including but not limited to Exchange Rule 1.1(c), 2.4, and 2.14

- A copy of the completed Form must be retained by the Applicant and the member organization with which the Applicant is or will be associated ("Member Organization").
- To the extent necessary, provide additional information via a separate attachment referencing the section and question to which the additional information applies.
- The list of APs must be kept up-to-date with the Exchange and FINRA.
  - A new AP Form should be completed upon the occurrence of a change (e.g., a change in ownership, a new AP)
  - The elimination of an existing AP should be provided to the Exchange and FINRA in writing (email is acceptable)
  - Notification of changes should be provided to the Exchange (crs@nyse.com) and FINRA (Q&RNY@finra.org) within 30 days

For Applicants associated with firms seeking NYSE Arca membership, please email a signed and completed copy of the AP Form to Client Relationship Services ("CRS") at crs@nyse.com.

Section I

1. Full Name of the Applicant: ______________________________

2. Full name and Web CRD # of the Member Organization with which the Applicant is or will be associated:

   Member Organization:______________________________

   Web CRD#: ______________________________

   AP Status is requested pursuant to the rules of the Exchange because the Applicant is not an Equity Trading Permit Holder ("ETP")/Options Trading Permit Holder ("OTP"), nor an employee of a ETP/OTP Firm, and who:

3.
   - ☐ is a director of an ETP/OTP Firm
   - ☐ *controls* an ETP/OTP Firm
   - ☐ beneficially owns, directly or indirectly, 5% or more of the outstanding equity securities of an ETP/OTP Firm
   - ☐ has contributed 5% or more of the partnership capital

4. Is the applicant subject to a *Statutory Disqualification* – as the term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934?

   - ☐ Yes
   - ☐ No

   If an Applicant or any person associated with the Applicant, subsequently become subject to a *Statutory Disqualification* after initial approval, this information must promptly be communicated to the Exchange by sending notification to FINRA at disclosurereviewo rg@finra.org.

Section II

1. Address of Applicant's principal place of business (complete address of actual location):

____

2. Date and place of incorporation or jurisdiction under the laws of which Applicant was formed:

____

3. Indicate whether the Applicant has operated under any other names and identify all such names:

____

Section III

By signing below, the Applicant represents and acknowledges the following:

The Applicant is not relying upon the Exchange to provide any information concerning or relating to the Member Organization and agrees that the Exchange has no responsibility to disclose to the Applicant any information concerning or relating to the Member Organization that it may have now or obtain at any future time. The Applicant agrees for itself, its personal representatives, successors and assigns that neither the Exchange, nor any investor, officer, trustee, agent, nor employee of said Exchange shall be liable to the Applicant with respect to the Applicant's investment or interest in the Member Organization or with respect to any repayment of any such investment or interest.

It is understood that the statements made in connection with this Form will be relied upon by the Exchange and may be verified by investigation. The Applicant declares that all such statements are true, complete, current and accurate. It is also recognized that the Exchange reserves the right to request additional information.

The Applicant undertakes and agrees to subject itself to the jurisdiction of the Exchange and to abide by such provisions of the Rules of the Exchange as would at any time apply to an "Approved Person" as such term is defined in Exchange Rule 1.1(c).
The Applicant hereby agrees to comply with the relevant provisions of the Securities Exchange Act of 1934, as amended, and the Rules and Regulations thereunder, and to furnish said Exchange with such information with respect to the Applicant's relationship and dealings with its affiliated member organization as the Exchange may require, to supply the Exchange with information relating to the existence of any "statutory disqualification" (as such term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended) to which the Applicant or any person associated therewith may be subject, to permit examination by the Exchange or its designee of Applicant's books and records in order to verify the accuracy of the aforesaid information, and to subject itself to and abide by the Exchange' disciplinary authority.

Applicant represents that except as is specifically indicated on this form or any supplement thereto, neither it nor any person associated therewith is subject to a statutory disqualification. (See Section 3(a)(39) of the Securities Exchange Act of 1934, as amended).

Applicant covenants and agrees that the foregoing statements, warranties, representations and undertakings will continue to apply with full force and effect notwithstanding that the Member Organization may have changed its name or form of organization, or legal status (but <u>has</u> retained its same SEC Broker Dealer number) unless Applicant shall have otherwise notified the Exchange, in writing.

Signature: ______________________________ Date: ________________

(A Duly Authorized Executive Officer, Senior Partner, Managing Member or equivalent of the Applicant)

Printed Name: ______________________________

Title: ______________________________

NYSE Arca Options

Lead Market Maker Application

EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Applicant – the Broker-Dealer applying as a registered Lead Market Maker or amending this form to become a registered Lead Market Maker.

Appointment - on a form or forms prescribed by the Exchange, a registered Market Maker must apply for a Primary Appointment, having the obligations hereunder, and of Exchange Rule 6.37-O, in one or more option classes.

Associated Person - a person who is a partner, officer, director, member of a LLC, trustee of a Business Trust, or employee of an Options Trading Permit ("OTP") Firm or any person directly or indirectly controlling, controlled by or under common control with an OTP Firm.

Control – as defined on Form-BD, the power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract or otherwise. Any person that (1) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that company.

Central Registration Depository System ("Web CRD®") – a centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE Arca, Inc. is a participant of this system.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a Member or OTP Firm of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules. The SEC will make the DEA assignment based on the SRO examination program and the Broker-Dealer's primary business location.

Direct Owners/Executive Officers – refers to (1) a director, general partner or officer exercising executive responsibility (or having similar status or function); or (2) directly or indirectly has the right to vote 5% or more of a class of voting security or has the power to sell or direct the sale of 5% or more of a class of voting securities; (3) is entitled to receive 5% or more of the net profits; (4) in the case of a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution or have contributed, 5% or more of the capital; or (5) in the case of a LLC, those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and if managed by elected managers, all elected managers.

Eligible Issues – an LMM may be allocated any one or more of the options issues opened for trading at the Exchange.

Financial Arrangement – (1) the direct financing of an OTP Firm's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

Lead Market Maker ("LMM") – an individual or entity that has been deemed qualified by the Exchange for the purpose of making transactions on the Exchange in accordance with the provisions of Exchange Rule 6.82-O. Each LMM or nominee thereof must be registered with the Exchange as a Market Maker. Any OTP Holder or OTP Firm registered as a Market Maker with the Exchange is eligible to be qualified as an LMM.

Lead Market Maker OTP – an approved Lead Market Maker with the Exchange eligible to act as an LMM in options classes.

Market Maker ("MM") – an OTP Holder approved by the Corporation to act as a Market Maker pursuant to Exchange Rule 6-O.

Market Maker Authorized Trader ("MMAT") – an authorized individual who performs market-making activities pursuant to Exchange Rule 6-O, on behalf of a OTP Firm or OTP Holder registered as a Market Maker or Lead Market Maker.

NYSE Arca, Inc. ("NYSE Arca"or the "Exchange") – a Delaware corporation as described in the company's Certificate of Incorporation and Bylaws. NYSE Arca is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended.

Quotations – OTP Holders who are registered as Lead Market Makers are required by Exchange Rule 6.37-O and 6.82-O to generate and automatically update two-sided market quotations throughout the trading day in each of their appointed series for 90% of the time the Exchange is open for trading in each series.

Self-Regulatory Organization ("SRO") - each national securities exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for conduct inconsistent with just and equitable principles of trade.

APPLICATION PROCESS

Filing Requirements:

Prior to submitting the Application to become a Lead Market Maker, an applicant must have completed the Options Trading Permit ("OTP") application, identifying "Market Maker" as a business to be conducted on the Exchange.

Checklist:

Applicant must complete and submit all materials as required in the Application Checklist (page 3) to crs@nyse.com.

If you have questions regarding the application, you may direct them to Client Relationship Services ("CRS"):
Email: crs@nyse.com ; Phone: 212-896-2830, Option 5.

Application Process:

- Following submission of the Lead Market Maker Application, and supporting documents, the Exchange will review the application for completeness prior to submission to FINRA for review.
- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant has an associated person(s) with a possible statutory disqualification, the Exchange or FINRA on behalf of the Exchange, will contact the representative of the Applicant to discuss the statutory disqualification process.
- If it appears that the Applicant has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant will be contacted by the Exchange or FINRA on behalf of the Exchange for further information.
- The Exchange will notify the Applicant in writing of their decision.
- In the event an applicant Broker-Dealer is disapproved by the Exchange, the Applicant has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of the rules of the Exchange. A disapproved applicant desiring an opportunity to be heard shall file a written application with the Secretary of the Corporation within thirty (30) calendar days after such action has been taken.

APPLICATION CHECKLIST
CHECKLIST FOR BROKER-DEALERS TO BECOME A LEAD MARKET MAKER
❑ Approved OTP Application
❑ Application for LMM, (all Sections)
❑ Copy of the Applicant's Written Supervisory Procedures ("WSPs")
❑ Financial Documentation • Four (4) Most Recent FOCUS Reports[1] and the Most Recent Audited Financial Statements, if applicable • Most Recent Balance Sheet and Capital Computation • Six Month Profit/Loss Projection • Subordination Agreements, if applicable[2]
❑ Organization Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation
❑ All examination reports and corresponding responses from the Applicant for the previous two (2) years

[1] Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, **whichever is greater**. If the Applicant has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicants that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.
[2] Required for NYSE Arca-DEA Broker-Dealers only

SECTION 1 – ORGANIZATIONAL PROFILE

Date: ____________ SEC #: ____________ CRD #: ____________ LEI #: ________

☐ Application ☐ Amendment

GENERAL INFORMATION

Name of Applicant OTP Firm: ________________________

Business Address: ________________________

City: ____________ State: ________ Zip Code: ________

Business Phone: ____________ ____________

Contact Name: ____________ Title: ____________

Phone: ____________ Email: ____________

OTP APPROVAL STATUS

☐ Applicant OTP Firm is currently an approved Options Trading Permit Holder and Market Maker with the Exchange. *

* All LMM applicants must be approved OTP Holders and Market Makers with the Exchange.

NET CAPITAL

Amount: ____________ As Of Date ____________ FOCUS Report Line Item* ____________

Source of Net Capital (check all that apply):

☐ Long Proprietary Positions ☐ Interest/Dividends/Commissions ☐ Secured Demand Note

☐ Cash ☐ Subordinated Loan ☐ Clearing / Good Fait Deposits

☐ Other ____________

*Submitting the firm's most recent Quarterly FOCUS report and highlighting the Net Capital is an alternative to completing this section

SECURITIES

Estimate the number of issues in which the Applicant intends to become registered as a LMM:____________

OTHER BUSINESS ACTIVITIES

Check all that apply:

☐ Investment Banking ☐ Public Securities Business

☐ Proprietary Trading ☐ Equities Market Maker

☐ Other ____________

SECTION 2 – INFORMATION FOR LMMs

LMMs are subject to all applicable State and Federal Laws, and the rules promulgated thereunder, as well as the Rules of the Exchange. To ensure compliance, please consult your compliance department and/or legal counsel to determine the rules that are applicable, including, but not limited to, those referenced below. In particular, you should determine whether Exchange Rule 6.82-O applies to your firm, including reporting requirements.

Exchange Rule 6.82(b)-O: Qualification of LMMs

(1) Qualification of LMMs. The qualification of LMMs shall be conducted by the Exchange. The LMM Qualification Process is as follows:

(A) Applications for qualification as an LMM shall be general and shall not specify a particular option issue or issues. Applicants for qualification as an LMM may present any matter they wish the Exchange to consider in conjunction with its decision. The Exchange may require that presentation to be solely or partially in writing, and may require the submission of additional information from an Applicant or any person associated with an Applicant.

(B) The Exchange may also specify one or more conditions on the applicant in respect to any representations made in the application process, including but not limited to representations regarding capital operations, personnel or technical resources.

Exchange Rule 6.82-O(c): Obligations of LMMs

Each LMM must meet the following obligations:

(1) Assure that disseminated market quotations are accurate;

(2) Honor guaranteed markets, including markets required by Exchange Rule 6.86-O and any better markets pledged during the allocation process;

(3) Generate and automatically update two-sided market quotations with size in all appointed series in accordance with Rule 6.37B (b)-O through the LMMs own proprietary auto quoting system;

(4) Fulfill general Market Maker obligations under Exchange Rule 6.37-O and 6.37A-O;

(5) Be accessible throughout every business day. An LMM shall promptly notify a Trading Official if such LMM shall not be accessible at any time during the day. The Exchange may designate an approved LMM to act as a back-up LMM in the event such appointed LMM is not accessible;

(6) With respect to trading as a Market Maker, effect trades that have a high degree of correlation with the overall pattern of trading for each series in the option issues involved;

(7) Reserved

(8) Reserved

(9) Promote the Exchange as a marketplace by assisting in meeting and educating market participants and taking the time for travel related thereto;

(10) Maintain communications with member firms in order to respond to suggestions and complaints;

(11) Respond to competition by offering competitive markets and competitively-priced services;

(12) Maintain a cash or liquid asset position of at least $1,000,000. In the event that two or more LMMs are associated with each other and deal for the same LMM account, this requirement will apply to such LMMs collectively, rather than to each LMM individually;

(13) Fully satisfy conditions of appointments pursuant to Subsection (b)(1)(B) of this Rule;

(14) Promptly inform the Exchange of any material change in financial or operational condition or in personnel.

SECTION 3 – REQUIRED INFORMATION & AKNOWLEDGEMENT

The undersigned Applicant, applying for registration as a LMM, accepts full responsibility for having knowledge of and adhering to all applicable rules and regulations governing the trading facility of the Exchange, including its subsidiaries and affiliates. The undersigned acknowledges the following requirements:

1. Maintain the net capital requirements as prescribed by Exchange Rule 4-O and SEC Rule 15c3-1, whichever is greater. The net capital requirements apply only to the registered LMM firm rather than to each MMAT individually.
2. Maintain a cash or liquid asset position of at least $1,000,000. In the event that two or more LMMs are associated with each other and deal for the same LMM account, this requirement will apply to such LMMs collectively, rather than to each LMM individually.
3. The LMM's OTP Clearing Firm will provide daily equity information to FINRA, acting as agent for the Exchange, for LMM cash or liquid asset position review.
4. Provide monthly financial statements consisting of FOCUS Form X-17A-5 to FINRA, acting as agent for the Exchange, for Market Maker capital compliance review.
5. Provide detailed financial reports and such other operational reports to the Exchange or FINRA, acting as agent for the Exchange as may be required.
6. Disclose promptly any material change in financial or operational condition, or in personnel in accordance with the rules and procedures of the Exchange.
7. Establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations and the rules of the Exchange. Such written procedures shall at all times be available for inspection by staff or agents of the Exchange

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the Exchange, as may be amended from time to time.

Authorized signatory for OTP Firm	Date
Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Title

AUTHORIZED ACKNOWLEDGEMENT OF THE APPLICANT'S CLEARING FIRM

Authorized signatory for OTP Clearing Firm	Date
Print Name	Title
OTP Clearing Firm	Clearing No.

NYSE Arca Options
Floor Broker's Letter of Authorization

This Letter of Authorization is made as of ______________________, 20______ by ____________________ the Options Trading Permit ("OTP")Clearing Firm in respect of _________________________ the OTP Firm on behalf of ____________________ the Floor Broker

WHEREAS Floor Broker is an OTP Holder of NYSE Arca ("the Exchange") and nominee of an OTP Firm;

WHEREAS OTP Clearing Firm is an OTP Firm of the Exchange and member of Options Clearing Corporation ("OCC"); and

WHEREAS Floor Broker is registered with the Exchange as a Floor Broker pursuant to Exchange Rule 6.44-O, and Floor Broker desires that options transactions effected by it on the Exchange be cleared through the OCC by OTP Clearing Firm; and

WHEREAS OTP Firm has requested OTP Clearing Firm to issue a Letter of Authorization for Floor Broker.

NOW, THEREFORE, in consideration of the premises and the agreements hereinafter set forth, the OTP Clearing Firm hereby agrees, for the benefit of the OCC and the Exchange, and their respective members, that OTP Clearing Firm shall accept full financial responsibility when the name of OTP Clearing Firm is given up:

- ☐ For the clearance of all Exchange options transactions by Floor Broker*
- ☐ For the clearance of all Exchange Flex Options transactions made by Floor Broker*

**Check all that apply.*

This Letter of Authorization shall remain in effect until a written notice or revocation has been filed with the Exchange. If such written notice has not been posted for a least one hour prior to the opening of trading on a particular business day on the options floor of the Exchange, such revocation shall not become effective until the close of trading on such day. A revocation shall not relieve OTP Clearing Firm of responsibility for transactions guaranteed prior to the effective time of such revocation.

Executed counterparts of this Letter of Authorization shall be filed with the Exchange. This agreement may not be revoked or terminated except as stated above, and this agreement shall not be modified or amended by any other instrument (whether heretofore or hereinafter executed) unless the approval of the Exchange is noted thereon.

WITNESS the due execution of the Letter of Authorization as of the day and year above written.

______________________________ Print Name of Authorized Signatory of OTP Firm	______________________________ Print Name of OTP Clearing Firm
______________________________ Authorized Signatory of OTP Firm	______________________________ Print Name of Authorized Signatory of OTP Clearing Firm
	______________________________ Authorized Signatory of OTP Clearing Firm

NYSE Arca Options

MARKET MAKER LETTER OF GUARANTEE

Pursuant to NYSE Arca Options ("the Exchange") Rule 6-O and 5.32-O

Dear Market Maker:

You have represented to the undersigned Options Trading Permit ("OTP") Clearing Firm, a member of the Options Clearing Corporation ("OCC"), that you are a registered market maker pursuant to Exchange Rule 6.33-O. You have requested the undersigned OTP Clearing Firm to issue a Letter of Guarantee for you in order to enable you to meet the requirements of Exchange Rule 6.36-O.

In response to your request, the undersigned OTP Clearing Firm hereby agrees to accept full financial responsibility:

- ☐ For all Exchange options transactions [as defined in Exchange Rule 6.1-O(b)(6)] made by you*
- ☐ For all Flex Options transactions [as defined in Exchange Rule 5.32-O made by you*

**Check all that apply.*

This letter shall be deemed to be a Letter of Guarantee pursuant to Exchange Rule 6.36-O and may be relied upon by the Exchange, the OCC and their respective members. This Letter of Guarantee shall be subject to the Exchange Rules as amended from time to time, and shall remain in effect until revoked.

Accepted and agreed to this ______ day of __________, 20 ___.

______________________________	______________________________
OTP Clearing Firm Name	OTP Firm Name
OTP Clearing Firm Representative (Please Print)	Market Maker (Please Print)
Authorized Signature of OTP Clearing Firm	Authorized Signature of Market Maker

---

OTP Clearing Firm authorization for electronic collection of Exchange invoices

Name on OCC Account ____

OCC Account Number __________________

Revised November 2017

NYSE Arca Options

TERMINATION OF MARKET MAKER

To: NYSE Options Client Relationship Services Department ("CRS")

From: ______________________________
Options Trading Permit ("OTP") Clearing Firm

Date of termination: ____________________ (Close of Business)

☐ Temporary Termination
– Date of Return: ______________________________

☐ Permanent Termination

Market Maker: ____________________ Acronym(s): __________

OTP Firm:____________________

The OTP Clearing Firm will continue to accept full financial responsibility for all Exchange options transactions (as defined by Exchange rules) made in the account of the above-specified Market Maker, until such time as all positions in the account have been liquidated and a Letter of Guarantee Revocation has been issued and accepted by the Exchange.

______________________________ __________
Authorized Signature
OTP Clearing Firm Date

______________________________ __________
Print Name Title

OTP Firm must notify the Exchange no later than one (1) business day in advance of the proposed temporary termination date. A temporary termination cannot exceed 180 days.

Trade activity in a market maker account that is subject to a Temporary Termination must be limited to "closing only" transactions. Closing only shall generally mean submission of orders for the purpose of closing positions or reducing risk. Trade activity in terminated accounts may be subject to regulatory review.

A Letter of Guarantee Revocation is required to be filed with CRS after all accounts have cleared.

NYSE Arca Options
Floor Broker Letter of Authorization
For FLEX Equity Options

This Letter of Authorization is made as of ______________________, 20 ________________________

by ____ "Clearing Member"

In respect of ______________________________________ "Floor Broker"

WHEREAS Floor Broker is an OTP Holder of NYSE Arca ("Exchange"), and Clearing Member is an OTP Firm of the Exchange and a member of the Options Clearing ("Clearing Corporation"); and

WHEREAS Floor Broker is registered with the Exchange as a Floor Broker pursuant to NYSE Arca Rule 6.44, and Floor Broker desires that options transactions effected by it on the Exchange be cleared through the Clearing Corporation by Clearing Member, and

WHEREAS Floor Broker has requested Clearing Member to issue a Letter of Authorization for Floor Broker;

NOW, THEREFORE, in consideration of the premises and the agreements hereinafter set forth, and in order to induce the Exchange to approve Clearing Member's issuance of a Letter of Authorization to Floor Broker, the Clearing Member hereby agrees, for the benefit of Clearing Corporation and the Exchange, and their respective members, that Clearing Member shall accept full financial responsibility for the clearance of the Exchange options transactions in FLEX Equity Options (as defined in NYSE Arca Rule 6.1(b)(6) and 5.32) made by Floor Broker when the name of Clearing Member is given up.

This Letter of Authorization shall remain in effect until a written notice or revocation has been filed with the Exchange and has been posted on the bulletin board of the Options Trading Floor of the Exchange. If such written notice has not been posted for a least one hour prior to the opening of trading on a particular business day on the options floor of the Exchange, such revocation shall not become effective until the close of trading on such day. A revocation shall not relieve Clearing Member of responsibility for transactions guaranteed prior to the effective time of such revocation.

Executed counterparts of this Letter of Authorization shall be filed with the Exchange. This agreement may not be revoked or terminated except as stated above, and this agreement shall not be modified or amended by any other instrument (whether heretofore or hereinafter executed) unless the approval of the Exchange is noted thereon.

WITNESS the due execution of the Letter of Authorization as of the day first above written.

Print name of Floor Broker	Print name of Clearing Member
Authorized Signature of Floor Broker	Authorized Signature of Clearing Member
Symbol	Title

OTP Request Form

This form should be used to request an Options Trading Permit ("OTP") and to assign that OTP to a nominee of an OTP Firm. This form designates an OTP Firm's nominee as an OTP Holder on behalf of that firm, and must be executed prior to the commencement of trading of that nominee. This form must be approved by NYSE Arca ("the Exchange"). A separate form must be executed for each OTP Holder.

Please issue ________________________________ **("OTP Firm")**
(name of OTP Firm)

_______ **OTP(s), effective** ________________ **(open of business).**
(number of OTPs being requested) ***(effective date)***

(This)/(these) OTP(s) will be held in the name of

__________________________ **("OTP Holder"), hereby established as an OTP Holder, until further notice.**
(name)

☐ (This is a) / (these are) new or additional OTP(s) of the OTP Firm
☐ (This is an) / (these are) existing OTP(s) of the OTP Firm; this form is being executed to assign said OTP(s) to the above referenced OTP Holder.

Type of Business activity to be conducted with this/these OTP(s):

☐ Lead Market Maker (LMM) ☐ Remote Market Maker (RMM) ☐ Floor Market Maker (FMM)

☐ Clearing Services ☐ Order Sending

☐ Floor Broker (FB)

The OTP Firm acknowledges that it will be held liable for all Exchange obligations, including all obligations arising in connection with transactions effected on the Exchange, all obligations owed to the Exchange or any subsidiary of NYSE Arca, the payment of all Exchange fees and charges, and all obligations accruing in the course of the OTP Firm's and the OTP Holder's business on the Exchange.

The OTP issued pursuant to the Exchange's acceptance of this form will be associated with the OTP Firm until terminated pursuant to the termination provisions delineated in the rules of the Exchange.

Signature of OTP Holder: ____

Telephone Number of OTP Holder: ______________________ ***Email Address:*** ______________________

Authorized Signature for OTP Firm: ____

Print Name of Authorized Signatory: ____

Telephone Number of Authorized Signatory: ________________ ***Email Address:*** ______________________

Date: ________________

Clearing member authorization for electronic collection of NYSE Arca invoices for this OTP:

Name of Clearing Firm ______________________________

OCC Account Number______________________________

Updated November 2017

NYSE Arca Options

TERMINATION OF ORDER SENDING/CLEARING OPTIONS TRADING PERMIT ("OTP")

To: NYSE Client Relationship Services Department ("CRS")

From: ____
OTP Firm

Re: ____
OTPID **Acronym(s)**

Type of OTP:

☐ Clearing OTP ☐ Order Sending OTP

Date of Termination:______________________________(Close of Business)

☐ Temporary Termination
– Date of Return: ______________________________

☐ Permanent Termination

____
Authorized Signature of OTP Firm **Date**

Checklist for Terminating an Order Sending/Clearing Firm OTP

1. OTP Firms must notify the Exchange no later than one (1) business day in advance of the proposed termination date.

2. Temporary terminations cannot exceed 180 days.

NYSE Arca Options

Options Trading Permit ("OTP") Short Form Application

NYSE Arca ("the Exchange")
Short Form OTP Membership Application and Agreement

To qualify for Short Form OTP Membership on NYSE Arca, the Applicant must be an approved NYSE Arca Equities Trading Permit ("ETP") Holder. Current ETP Holder applicants may be eligible for expedited approval in the line of business which they are an ETP Holder. To apply, please complete and submit this Short Form Application, User Agreement, and the Registered Trader and Nominee Application to:

NYSE Arca, Inc.
Attn: Client Relationship Services ("CRS")
Email: crs@nyse.com

KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will want to receive communications pertaining to our options markets.

Chief Executive Officer ("CEO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Chief Financial Officer ("CFO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Chief Compliance Officer ("CCO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Chief Operations Officer ("COO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Head of Options Clearing

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Head of Options Trading

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

SECTION 1 – Short Form OTP Membership Application

Short Form Eligibility:

☐ Applicant is currently a member in good standing of NYSE Arca Equities in the same line of business

General Information

Name of Applicant Broker-Dealer: ______________________

Business Address: ______________________

City: ______________ State: ________ Zip Code: ________

CRD #: ______________ LEI #: ______________

NYSE Arca Equities ETP ID: ______________ DEA: ______________

Business Phone: ______________________

Web Address, if any: ______________________

Contact Information

Contact Name: ______________________

Job Title / Position ______________________

Phone: ______________ Email: ______________

Type of Business to be Conducted With OTP (Check all that apply)

☐ Lead Market Maker	☐ Remote Market Maker	☐ Floor Market Maker
☐ Floor Broker	☐ Clearing Services	☐ Order Sending
☐ Agency Trading	☐ Proprietary Trading	☐ Away Market Maker

All individual applicants must complete the Registered Trader and Nominee Application available at
https://www.nyse.com/publicdocs/nyse/markets/arca-options/NYSE_Arca_Options_Registered_Trader_and_Nominee_Application.pdf

SECTION 2 – Membership Agreement

Applicant agrees to abide by the Rules of the Exchange, as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by the Exchange.

Applicant Broker-Dealer authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to the Exchange, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant authorizes the Exchange to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant or its associated persons, and releases the Exchange from any and all liability in furnishing such information.

Applicant acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant's DEA. It is understood that in that event, additional information may be required by the Exchange.

Applicant Broker-Dealer: ______________________________

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor: ______________________________ Date: ____________________

Print Name: ______________________________ Title: ____________________

SECTION 3 – Clearing Letter of Consent

Notice of Consent – To be completed by Clearing OTP Holder of Applicant

The undersigned hereby represents the clearing agency named below, a member of the National Securities Clearing Corporation ("NSCC"), the Options Clearing Corporation ("OCC"), and an approved OTP Holder of the Exchange.

The undersigned Clearing OTP Firm hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Applicant with the clearing agency:

Applicant Broker-Dealer	CRD#

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to Exchange rules and may be relied upon by the Exchange, the NSCC, the OCC, and their respective members. This Notice of Consent shall be subject to Exchange rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing OTP Firm.

OTP Clearing Firm

OTP Clearing Firm OCC #

OTP Clearing Firm NSCC #

Signature of Authorized Officer, Partner or Managing Member of OTP Clearing Firm	Signature of Authorized Officer, Partner or Managing Member, or Sole Proprietor of OTP Holder
Print Name / Title	Print Name / Title
Date	Date

NYSE Arca Options

Registered Trader & Nominee Application

REGISTERED TRADERS

Each OTP Holder is required to register employees, nominees and associated persons in accordance with NYSE Arca Inc., rules ("Exchange rules"). Pursuant to Exchange rules, OTP Holders must complete the necessary documentation and submit such documentation in the manner prescribed. Individual traders of an OTP Holder must successfully pass any required examination and identify registration with the Exchange within any and all applicable categories on Form U4 including, but not limited to, the following:

- **OM** – Market Maker of OTP Holder (Series 57 prerequisite)
- **OM** – Floor Broker of OTP Holder (Series 57 prerequisite)

OTP Holder INFORMATION

Firm Name: ______________________ CRD: ____________

Type of Business: ______________________

Contact Name: ______________________ Title: ____________

Phone: ______________________ Email: ____________

INDIVIDUAL APPLICANT INFORMATION

Individual Name: ______________________ CRD: ____________

Date of Birth: ______________________

Phone: ______________________ Email: ____________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate box below)

- ☐ Lead Market Maker (LMM)
- ☐ Remote Market Maker (RMM)
- ☐ Floor Market Maker (FMM)
- ☐ Floor Broker (FB)
- ☐ Market Maker Authorized Trader (MMAT)
- ☐ Office Nominee

APPLICATION CHECKLIST

- ☐ A Form U-4 and Fingerprint card has been submitted directly to WebCRD©
- ☐ Individual has passed the required examination
- ☐ Individual has been granted a waiver of the required examination

AUTHORIZED ACKNOWLEDGEMENT OF APPLICANT FIRM

______________________ ______________________

Signature of Authorized Officer, Partner, Managing Member | Date

______________________ ______________________

Print Name | Title

INDIVIDUAL APPLICANT AGREEMENT

The undersigned applicant represents that the information and statements contained herein, including the attachments hereto, and other information filed herewith, all of which are parts hereof, are current, true and complete

______________________ ______________________

Signature of Individual Applicant | CRD#

______________________ ______________________

Print Name | Title

NYSE Arca Options

Market Maker Letter of Guarantee Revocation

To: NYSE Client Relationship Services Department ("CRS")

From: ______________________________
Options Trading Permit ("OTP") Clearing Firm

Effective Date: ______________________________ (Close of Business)

Please be informed that the Letter of Guarantee issued for the following Market Maker has been revoked effective on the above date:

____
OTP Firm Name

____
Market Maker Name

______________________________ ______________________________
Authorized Signature Date
OTP Clearing Firm

______________________________ ______________________________
Print Name Title

NYSE Arca Options
Floor Employee Application

FLOOR EMPLOYEE REGISTRATION REQUEST

Incomplete applications will not be accepted. Applications will not be approved without proper identification, fingerprint clearance, U-4 and WebCRD® registration. Accordingly, failure to respond accurately to the following questions will delay approval of your application and may result in denial of floor access.

APPLICANT PERSONAL INFORMATION

Applicant Name: ______________________ CRD: ______________

Title: ______________________ DOB: ______________

Phone: ______________________ Email: ______________

OPTIONS TRADING PERMIT ("OTP") FIRM INFORMATION

OTP Firm Name: ______________________ CRD: ______________

Primary Contact Name: ______________________ Title: ______________

Phone: ______________________ Email: ______________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED

☐ Trade Support Clerk ☐ Floor Employee

All individuals requesting access to the NYSE Arca Options ("the Exchange") Floor must register as ("FE") on WebCRD®

APPLICATION CHECKLIST

☐ A Form U-4 requesting FE registration has been submitted to FINRA through WebCRD®

☐ A fingerprint card has been submitted to FINRA

Do you have any reportable events on the U-4 submitted to FINRA through CRD? ☐ Yes ☐ No

APPLICANT ACKNOWLEDGEMENT

I authorize the Exchange and its affiliates to give any information they may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release the Exchange, its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

______________________ ______________

Signature of Applicant Date

OTP FIRM ACKNOWLEDGEMENT

The Undersigned OTP Firm certifies that the applicant named above is authorized to enter into the Exchange Floor as referenced above, on behalf of this OTP Firm. Additionally, the OTP Firm acknowledges that it is responsible for the applicant identified above, and as such actions of the applicant shall be binding on the OTP firm in all respects.

Signature on behalf of OTP Firm

______________________ ______________

Signature on behalf of Applicant Firm Date

______________________ ______________

Print Name Date

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

Revised November 2017

NYSE Arca Options

TERMINATION OF FLOOR BROKER

To: NYSE Client Relationship Services Department ("CRS")

From: ____
Options Trading Permit ("OTP") Firm

Re: ____
Floor Broker Name Acronym(s)

Date of termination: ______________________________ (Close of Business)

☐ Temporary Termination

– Date of Return: ______________________________

☐ Permanent Termination

____
Authorized Signature of OTP Firm Date

Checklist for terminating an OTP Floor Broker

1. OTP holders must notify the Exchange in advance of the proposed termination date.
2. Temporary terminations cannot exceed 180 days.
3. OTP holders must return floor badges and handhelds to floor staff.
4. In conjunction with a permanent termination, a Form U-5 for the "FB" registration category should be submitted on WebCRD® promptly but no later than 30 calendar days after the date of termination.
5. Individuals who wish to remain registered in the Interim Member Floor Broker Program should not submit this form or the Form U-5. **For more information about the Interim Member Floor Broker Program, please contact CRS via email at crs@nyse.com.*

Updated November 2017

NYSE Arca Options

Floor Broker Letter of Authorization Revocation

To: NYSE Arca Client Relationship Services Department ("CRS")

From: ______________________________
Options Trading Permit ("OTP") Holder Clearing Firm

Effective Date: ______________________________ (Close of Business)

Please be informed that the Letter of Authorization issued for the following Floor Broker has been revoked effective on the above date.

____
OTP Firm Name

____
Floor Broker Name Symbol

____
Authorized Signature – OTP Holder Clearing Firm

____
Printed Name Title

Revised November 2017

NYSE Arca Options
Limited Public Customer Business Attestation

The undersigned OTP Holder/OTP Firm, conducting a Limited Public Business in Options pursuant to Rule 6.43(b), agrees to perform the following as a condition of their approval

- OTP Holder or OTP Firm will be required to file Monthly FOCUS Reports;
- OTP Holder or OTP Firm will be subject to SEC Rule 15c3-3 (Customer Protection Rule) if exemption is not satisfied;
- OTP Holder or OTP Firm must have an Annual Audit by an independent public accounting firm. These reports are required to be submitted to the SEC pursuant to SEA Rule 17a-5(f)(2). Copies are also required to be submitted to FINRA Reg. Coordinator on behalf of the Exchange.
- OTP Holder or OTP Firm must maintain P&S blotters, Order Tickets, Account Documentation;
- Amend Form BD on Central Registration Depository (CRD), as necessary;
- Continuing Education Requirements associated with any required licensing must be met.
- OTP Firms Anti-Money Laundering Compliance Program must be updated to adequately addresses the public business conducted (including a Customer Identification Program);
- Requirement to submit an Annual Report to FINRA on behalf of the Exchange, as well as a report to control persons, by April 1 of each year. (NYSE Arca Rule 9.18(G))

OTP Holder ______________________________ CRD# ______________________________

Authorized Signature ______________________________ Date ______________________________

Please send the signed attestation form as well as any supporting documentation to crs@nyse.com.

NYSE Arca, Inc.

Application to Become a Lead Market Maker for a symbol in the NYSE Arca ETP Incentive Program*

*Must be an existing Lead Market Maker ETP in order to submit this application

LIST OF SECURITIES FOR LMM REGISTRATION IN THE NYSE ARCA ETP INCENTIVE PROGRAM

Unless otherwise indicated by NYSE Arca, this application shall be submitted only by a registered Lead Market Maker Equity Trading Permit ("LETP") holder that seeks to apply to become a Lead Market Maker for a symbol in the NYSE Arca ETP Incentive Program. In addition to the information requested below, any LMM applicant that wishes to provide additional information to the listed company (e.g., trading firm's background), may submit such information with its application. Note that any written information may be subject to regulatory action if information is deemed to be deliberately misleading or inaccurate.

Date: ______________ SEC #: ______________ CRD #: ______________ MPID: ______________ (If NASDAQ Participant)

Name of Applicant LETP: ______________________________

Business Contact: ______________________ Business Phone: ______________

Business Email: ______________________________

Solicitations for LMM Applications in individual securities should be sent to this Email address: ______________________

Name, telephone number, and email address of the contact that will serve as the Lead Market Maker Designee:

Name: ______________ **Phone:** ______________ **Email:** ______________

This Designee should be listed within Section 3 of the LETP's Market Maker Application and may, but need not, be registered as a MMAT. The Designee will serve as the main contact for the LMM firm and must be present at any interviews with a listing company in connection with an LMM Application.

LMM applicants are required to ensure the following information on file with the Exchange is accurate and up to date:

- ☐ Organizational Profile
- ☐ Other SRO affiliations of the Applicant
- ☐ A list of registered MMATs, including NYSE Arca requirements regarding the Market Maker Orientation Program for each
- ☐ Supervisory procedures of the Applicant relating to Market Making

Each LMM applicant is also required to attest to the following questions. Each item should be initialed by an authorized Officer, Partner, Managing Member, or the Sole Proprietor of the Applicant. If any of the below items results in a "Yes" answer, please supply additional details with this application.

Has the physical makeup of the trading floor/facilities or actual location of the MMAT(s) for the Applicant changed since previous disclosure to the Corporation? ☐ Yes ☐ No

PROPOSED REGISTRATIONS - Please list the security in which you are applying to become the LMM*:

* LMM applicants will be required to be registered as an Odd Lot Dealer in securities in which they are designated as LMM, pursuant to NYSE Arca Rule 7.24-E

Security Name: ______________________________ Symbol: ______________

Optional Incentive Fee: ______________________________

Designated Market Maker Authorized Trader(s) for this security:

Name: ______________________________ CRD #: ______________

Name: ______________________________ CRD #: ______________

For future additions or changes to your list of securities, you will be required to submit additional copies of Sections 7 & 8.

On this page, please describe all contacts with the companies listed above prior to this application, including the names and positions involved, date and circumstances of contact, and whether in person or otherwise. If there have not been any contacts, please so state.

Name of Company	Description and Date of Contact

INFORMATION FOR LEAD MARKET MAKER FOR NYSE ARCA ETP INCENTIVE PROGRAM

LMMs are subject to NYSE Arca rules. To ensure compliance, please consult your compliance department and/or legal counsel to determine the rules that are applicable, including the rules referenced below.

NYSE Arca Rule 7.22-E: Registration of Market Makers in a Security

(d) Designated Market Makers and **Lead Market Makers** shall be selected by the Corporation. Such selection shall be based on, but is not limited to, the following: experience with making markets in equities; adequacy of capital; willingness to promote the Exchange as a marketplace; issuer preference; operational capacity; support personnel; and history of adherence to Exchange rules and securities laws.

NYSE Arca Rule 7.24-E: Designated Market Maker Performance Standards

(a) Designated Market Makers will be required to maintain minimum performance standards the levels of which may be determined from time to time by the Corporation. Such levels will vary depending on the price, liquidity, and volatility of the security in which the Designated Market Maker is registered. The performance measurements will include (i) percent of time at the NBBO; (ii) percent of executions better than the NBBO; (iii) average displayed size; (iv) average quoted spread; and (v) in the event the security is a derivative security, the ability of the Designated Market Maker to transact in underlying markets.

(b) Designated Market Makers that are **Lead Market Makers** will be held to higher performance standards in the securities in which they are registered as **Lead Market Makers** than Designated Market Makers that are not **Lead Market Makers**.

NYSE Arca Rule 8.201-E(g): Commodity-Based Trust Shares; Market Maker Accounts

Market Maker Accounts. An ETP Holder acting as a registered Market Maker in Commodity-Based Trust Shares must file with the Exchange in a manner prescribed by the Exchange and keep current a list identifying all accounts for trading in an underlying commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, which the Market Maker may have or over which it may exercise investment discretion. No Market Maker shall trade in an underlying commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, in an account in which a Market Maker, directly or indirectly, controls trading activities, or has a direct interest in the profits or losses thereof, which has not been reported to the Exchange as required by this Rule.

In addition to the existing obligations under Exchange rules regarding the production of books and records, the ETP Holder acting as a Market Maker in Commodity-Based Trust Shares shall make available to the Exchange such books, records or other information pertaining to transactions by such entity or registered or non-registered employee affiliated with such entity for its or their own accounts for trading the underlying physical commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, as may be requested by the Exchange

NYSE Arca Rule 8.800-E(c): LMM Performance Standards

The following minimum performance standards shall apply to an LMM for each Incentive Program security it is assigned.:

(1) General – An LMM shall satisfy the requirements of NYSE Arca Rule 7.23-E.

(2) Market Wide Requirement.

(A) An LMM shall maintain quotes or orders at the NBBO or better (the "Inside") during the month during Core Trading Hours in accordance with the maximum width and minimum depth thresholds provided in Commentary .01 to this Rule 8.800; provided, however, that this requirement shall not apply to an LMM if the thresholds provided in Commentary .01are otherwise met by quotes or orders of all market participants across all markets trading the security.

INFORMATION FOR LEAD MARKET MAKER FOR NYSE ARCA ETP INCENTIVE PROGRAM (Continued)

(3) NYSE Arca-Specific Requirement – An LMM shall maintain quotes or orders on NYSE Arca at the NBBO pursuant to (A) or (B) below:

(A) Time-at-the-Inside Requirement – An LMM shall maintain quotes or orders on NYSE Arca at the NBBO or better at least 15% of the time when quotes may be entered during Core Trading Hours each trading day, as averaged over the course of a month.

(B) Size-Setting NBBO Requirement – An LMM shall maintain "Size-Setting" quotes or orders on NYSE Arca, as compared to trading interest on other markets, at the NBBO or better at least 25% of the time when quotes or orders may be entered during Core Trading Hours each trading day, as averaged over the course of a month; provided, however, that this requirement shall not apply to an LMM if this threshold is otherwise met by quotes or orders of other market participants on NYSE Arca.

(4) For at least 90% of the time when quotes or orders may be entered during Core Trading Hours each trading day, as averaged over the course of a month, an LMM shall maintain:

(A) At least 2,500 shares of attributable, displayed posted buy liquidity on the Exchange that is priced no more than 2% away from the NBB for the particular ETP; and

(B) At least 2,500 shares of attributable, displayed posted offer liquidity on the Exchange that is priced no more than 2% from the NBO for the particular ETP.

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the Exchange, as may be amended from time to time.

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Date
Print Name	Title

NYSE Arca Equities and NYSE Arca Options Connectivity Application & Questionnaire (CQ)

Instructions and Information

NYSE Arca Equities Trading Permit (ETP) and/or NYSE Arca Options Trading Permit (OTP) Holders must complete and the Exchange must approve the following questionnaire prior to establishing connectivity to the Exchange. All connections are subject to applicable Federal securities laws and Exchange rules, including the NYSE Arca User Agreement (NYSE Arca Equities and NYSE Arca Options) found in the NYSE Arca ETP and NYSE Arca OTP applications located here: https://www.nyse.com/publicdocs/nyse/markets/nyse-arca/nyse_arca_equities_etp_application.pdf ; https://www.nyse.com/publicdocs/nyse/markets/arca-options/NYSE_Arca_Options_OTP_Firm_Application.pdf.

1. Process for adding Connectivity:

- Connectivity Application (CQ) is sent to Client Relationship Services (CRS) at **CRS@nyse.com**.
- When the CQ is approved, CRS permissions the new connection for trading for the next business day and notifies the ETP/OTP Holder.
- If a connection is terminated by the ETP/OTP Holder, the ETP/OTP Holder must notify **CRS@nyse.com** within one business day.

2. The below diagrams illustrate the possible connectivity configurations:


ETP/OTP Holder order flow sent either through direct connection or service bureau
TP Holder
SB / OMS
Exchange
Pass-thru access (i.e., agency trading)
XYZ Firm
TP Holder
Exchange
Service Bureau / Order Management System / 3rd party access
XYZ Firm
TP Holder
SB / OMS
Exchange
Direct Sponsored Access where XYZ Firm utilizes the ETP/OTP Holder's TP ID for direct access to the Exchange
Sponsored Participant Agreement is required
No longer applicable due to SEC Rule 15c3-5
XYZ Firm
TP Holder
Exchange

3. The full text of rules referenced in the NYSE Arca Equities and NYSE Arca Options Connectivity Application & Questionnaire can be found at https://www.nyse.com/regulation/nyse-arca

NYSE Arca Connectivity Application & Questionnaire

3. ETP/OTP Holder and Contact Information

ETP/OTP Holder Firm Name:		Web CRD™ Number:	
Business Contact:		Business Contact E-Mail:	
Compliance Contact:		Compliance Contact E-Mail:	

4. Connectivity Questions

Name of the Connection(s): **This row is completed by CRS only**	**ETP/OTP ID** **Connection(s)**
Is this connection for an Equity Trading Permit (ETP) or Options Trading Permit (OTP)?	☐ Equities/ETP ☐ Both ☐ Options/OTP
Identify the purpose of this new connection. **Note: If a new Session or Drop Copies are required for this connection, please complete and submit the Session Request form to Connectivity@nyse.com:** https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf	☐ Routing orders to NYSE Arca ☐ Clearing functions ☐ Billing functions ☐ New technology provider ☐ Other (explain):________________
Is this connection for orders routed by the ETP/OTP Holder, or an affiliate or customer of the ETP/OTP?	☐ Orders routed by the ETP/OTP Holder ☐ Orders routed by an affiliate of the ETP/OTP Holder ☐ Orders routed by a customer of the ETP/OTP Holder
If the connection is for routing orders, please identify the end user(s) of the new connection.	☐ Prop Trading Desk ☐ Individual Trader ☐ Algorithm/Black Box ☐ Market Maker ☐ Retail Customers ☐ Hedge Fund ☐ Institutional Customers ☐ Agency ☐ Other (explain):________________
If the connection is for a non-U.S. entity, please provide the country of domicile.	Country of Domicile:
If the ETP/OTP Holder is using a Service Bureau (SB) or Order Management System (OMS) for this new connection, please provide the name of the technology provider.	SB/OMS Name: Authorized for:________________ (Provide a separate list if more space is required)

By signing this Connectivity Application:

- **The ETP Holder represents that it has established effective regulatory policies and procedures and pre-trade risk management systems pursuant to NYSE Arca rules 11.18, 9.2-E(a) and 9.2-E(b), as well as Regulatory Bulletin RBE-07-01, to review for violations of NYSE Arca and federal rules over the order flow that is sent through this connection.**
- **The OTP Holder represents that it has established effective regulatory policies and procedures pursuant to NYSE Arca Rules 9.2-O(b) and 11.18 as applicable, as well as Regulatory Bulletin RB0-07-06, to review for violations of NYSE Arca and federal rules over the order flow that is sent through this connection.**
- **The Applicant Firm confirms having established effective regulatory policies and procedures to monitor order flow pursuant to SEC Rule 15c3-5.**
- **The Applicant Firm attests that the Firm will not provide any direct or sponsored access to the NYSE Arca platforms to any third party through this connection.**
- **The Applicant Firm understands that this route is not to be used for any other purpose or for any other entity other than what is documented in the Connectivity Questionnaire**

ADDITIONALLY, UNLESS OTHERWISE AGREED IN WRITING BY THE EXCHANGE AND USER, THE EXCHANGE MAY, WITHOUT INCURRING ANY LIABILITY TO USER, SUSPEND THE CONNECTION AND ANY OR ALL SERVICES AT ANY TIME, WITHOUT NOTICE AND WITHOUT CAUSE.

Name and Title (Printed)	
Name (Signature)	

Please return to Client Relationship Services via email at CRS@nyse.com.

PILLAR Connectivity Questionnaire (CQ)

Instructions and Information

Permit Holders must complete and the Exchange must approve the following questionnaire prior to establishing connectivity to the Exchange. All connections are subject to and governed by applicable laws, regulations and Rules and any applicable user agreement.

1. Process for adding Connectivity:

- Step 1: Completed Connectivity Questionnaire (CQ) is sent to Client Relationship Services (CRS) at CRS@nyse.com. Please complete one CQ for each MPID.
- Step 2: When the CQ is approved, CRS permissions the new access type for the next business day and notifies the Permit Holder and the API Technical Support team.
- Step 3: API Technical Support completes any necessary session updates. If a new session is required, please also submit the Session Request Form available at **www.nyse.com/pillar**.
- Step 4: Permit Holder's new access to the Exchange is complete.
- If a connection is terminated by the Permit Holder, the Permit Holder must notify CRS@nyse.com within one business day.

2. The full text of rules referenced in this Connectivity Questionnaire can be found at www.nyse.com/regulation.

3. Permit Holder and Contact Information

Permit Holder Firm Name:		Web CRD™ Number:	
Business Contact:		Business Contact E-Mail:	
Compliance Contact:		Compliance Contact E-Mail:	

4. Details

MPID requesting access to:	**MPID:**
☐ NYSE Arca Equities ☐ NYSE American ☐ NYSE National ☐ NYSE Equities ☐ NYSE Chicago ☐ NYSE American Options ☐ NYSE Arca Options	
Will this MPID be accessing the exchange via a direct session or through a NYSE Service Bureau*? ***Service Bureau must sign in Section 5**	☐ Direct (FIX) ☐ Direct (Binary) ☐ Service Bureau (SB Name: ______________________)
Will this MPID be used by a customer or affiliate of the Permit Holder? **If Yes, please list the customer or affiliate name:**	☐ Yes ☐ No ______________________

By signing this Connectivity Questionnaire:

- **The Permit Holder represents that it has established reasonably designed regulatory policies and procedures and pre-trade risk management systems pursuant to applicable Rules and federal rules over the order flow that is sent through this connection.**
- **The Permit Holder confirms having established reasonably designed regulatory policies and procedures to monitor order flow pursuant to SEC Rule 15c3-5.**
- **The Permit Holder understands that this route is not to be used for any other purpose or for any other entity other than what is documented in this Connectivity Questionnaire**

Name and Title (Printed)	
Name (Signature)	

Please return to Client Relationship Services via email at CRS@nyse.com.

5. Service Bureau Authorization

Permit Holder Firm Name:		MPID:	

The undersigned, as an approved NYSE Service Bureau, agrees to provide access to the NYSE Platform for the above mentioned Permit Holder per the information outlined in this Connectivity Questionnaire and in accordance with the NYSE Service Bureau Connection Agreement, or other applicable NYSE Agreement.

Service Bureau Company Name:	
Authorized Signature:	
Name and Title:	
Phone:	
E-Mail:	

Please return to Client Relationship Services via email at CRS@nyse.com.

Pillar
Service Bureau Connection Agreement

SERVICE BUREAU CONNECTION AGREEMENT

The undersigned ("User"), as a condition and in consideration of being permitted to connect to the Pillar technology platform ("Pillar"), for the purposes of connection to one or more market (as identified below), agrees with the NYSE Entity(ies) indicated below as set forth in this Service Bureau Connection Agreement ("Connection Agreement").

Platform:	NYSE Entity(ies)
☐ NYSE Arca Equities	NYSE Arca, LLC[1]
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

General Information

Name of Firm or Company ("User"): ______________________________

(If User changes its name, a new Connection Agreement is required.)

AKA Name / Formerly Known As: ______________________________

Address: ______________________________

____

Contact Person: ______________________________

Title: ______________________________

Phone: ______________________________ Fax: ______________________________

Email: ______________________________

Web Address: ______________________________

User represents that it is

☐ a service bureau acting on behalf of an approved member/participant/permit holder ("Subscriber") of the market(s) identified above. If User is responsible for more than one Subscriber, User must list all Subscribers in Exhibit A.

Authorization and Acceptance

Authorized Signature of User: ______________________________

Name: ______________________________

Title: ______________________________

Date: ______________________________

Please return completed form to Client Relationship Services at crs@nyse.com

[1] NYSE Arca operates a Platform of its affiliate, NYSE Arca, Inc., a self-regulatory organization.

PILLAR SERVICE BUREAU CONNECTION AGREEMENT TERMS AND CONDITIONS

1. Connection
This Connection Agreement provides User only with a connection to Pillar ("Pillar Connection") and does not assure User or any end user receiving connectivity directly or through User ("End User") of the right to access the New York Stock Exchange, NYSE MKT, NYSE Arca Equities, NYSE Arca Options, NYSE Amex Options, or NYSE Bonds marketplaces (each a "NYSE Market" and together "NYSE Markets") and User is responsible for making separate arrangements to access each NYSE Market. In NYSE's sole discretion, the use of or the right to receive or redistribute a Pillar Connection or access to the NYSE Markets (a) may not be made available to all persons or entities, and (b) may require compliance with additional terms, obligations and conditions, including execution of and compliance with additional documentation. User shall ensure that each End User is a Subscribers of any NYSE Market to which User provides the End User a Pillar Connection and shall not allow any End User that is not also a Subscriber of a NYSE Market access to that NYSE Market.

2. Proprietary Rights
User agrees that all proprietary rights in Pillar and the Pillar Connection are and shall remain the property of NYSE and its third party providers of data, information, data processing services or other services related to the Pillar Connection or any service ("Third Party Providers"), and User shall have no proprietary right or interest in Pillar or the Pillar Connection.

3. Compliance with Law
User shall comply with (i) all applicable laws, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (ii) all rules, regulations, interpretations, decisions, opinions, orders and other requirements of any applicable NYSE Markets, relating to Pillar and the Pillar Connection. User shall not (a) alter, decompile, or disassemble any code underlying Pillar or the Pillar Connection or (b) attempt to circumvent any security protections for Pillar or the Pillar Connection, or (c) interfere with or disrupt Pillar or the Pillar Connection, or any servers or networks connected to the NYSE Markets, or (d) give access to or disclose to any unauthorized person any password, encryption key or other security methodology through which Pillar or any Pillar Connection is accessed. User shall take all reasonable precautions to safeguard the confidentiality of any password encryption key or other security methodology.

4. Specifications and Testing
User has read and understands the specifications and policies located at www.nyse.com/connectivity/specs any other specifications and policies applicable to User, the Pillar Connection and the NYSE Markets, all as updated from time to time and located at www.nyse.com (collectively, the "Specifications"). User shall comply with and be bound by all provisions of the Specifications, as currently in effect and, in accordance with Section 6 below, as they may be amended from time to time. User shall cooperate with NYSE and whatever other parties NYSE specifies as required for testing of business continuity and disaster recovery plans, including backup systems.

5. Suspension of Pillar Connection
NYSE may, without incurring any liability, suspend the User's or an End User's Pillar Connection at any time, without notice (unless the provision of advance notice is reasonably practicable) and without cause.

6. Amendment
NYSE may amend this Connection Agreement and the Specifications from time to time upon giving notice of the terms of any amendment to User by any reasonable means, including by publication on
www.nyse.com (the "Website"). With regard to any amendment effected by publication on the Website, NYSE shall use reasonable efforts to advise User of the publication of the amendment by sending notice to the email address of User's Contact Person set forth on the signature page of this Connection Agreement. NYSE, in its sole discretion, may limit, expand or terminate, or subject to different or additional terms, conditions or restrictions, the Pillar Connection. User's use of the Pillar Connection after thirty (30) days of publication or receipt of notice of amendment of this Connection Agreement or of the Specifications constitutes acceptance of that amendment. If User changes its name, a new Connection Agreement is required. If the Subscriber for a Service Bureau becomes invalid, User shall send NYSE notice of this invalid status within thirty (30) days of the Subscriber becoming invalid, and a new Connection Agreement or Exhibit A, as relevant, is required. If the User adds additional Subscribers, User must sign an updated Exhibit A. Connection Agreements must be current as determined in NYSE's sole discretion. Connection Agreements that are not current are subject to termination by NYSE.

7. Payment
User shall pay NYSE, LLC for the Pillar Connection by End Users per the charges set forth in the applicable NYSE Market fee schedule available at www.nyse.com ("Fee Schedules"). User shall make payments pursuant to the terms set forth in this Connection Agreement and the Fee Schedules. Payment is due within thirty (30) business days from the invoice date. Charges may be changed by NYSE effective at any time. User may arrange for third party billing, however, User shall be fully responsible for all payments due under this Connection Agreement regardless of designation of a third party payor. User agrees to pay all third party charges, such as sales taxes, which are User's legal responsibility to pay.

8. Disclaimer

PILLAR AND THE PILLAR CONNECTION ARE PROVIDED TO USER ON AN "AS IS" BASIS. NYSE, NYSE TECHNOLOGIES CONNECTIVITY, INC., THE THIRD PARTY PROVIDERS AND EACH OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND LICENSORS ARE REFERRED TO AS THE "DISSEMINATING PARTIES." WITH RESPECT TO PILLAR AND THE NYSE MARKETS, PILLAR CONNECTION, AND THEIR RESPECTIVE CONTENTS, THE DISSEMINATING PARTIES DO NOT MAKE ANY REPRESENTATIONS AND, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, DISCLAIM ALL EXPRESS, IMPLIED AND STATUTORY WARRANTIES OF ANY KIND TO USER, END USER OR ANY THIRD PARTY. THIS DISCLAIMER INCLUDES REPRESENTATIONS AND WARRANTIES REGARDING ACCURACY, TIMELINESS, COMPLETENESS, SEQUENCING, LATENCY, CURRENTNESS, NON-INFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY REPRESENTATIONS OR WARRANTIES ARISING FROM USAGE OR CUSTOM OF TRADE OR BY OPERATION OF LAW. THE DISSEMINATING PARTIES ASSUME NO RESPONSIBILITY FOR THE CONSEQUENCES OF ANY ERRORS OR OMISSIONS, DELAYS, INACCURACIES, SYSTEM FAILURES OR ANY OTHER FAILURES OR SHORTCOMINGS IN CONNECTION WITH THE USER'S OR END USER'S RECEIPT AND USE OF PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION, AND DO NOT GUARANTEE THE TIMELINESS, SEQUENCE, ACCURACY OR COMPLETENESS OF ANY INFORMATION OR DATA PROVIDED AS PART OF PILLAR, THE NYSE MARKETS OR PILLARCONNECTION.

9. Limitation of Liability

TO THE EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT ARE THE DISSEMINATING PARTIES LIABLE TO USER, ANY END USER OR ANYONE ELSE FOR:

A) ANY TYPE OF DAMAGES (SUCH AS DIRECT, CONSEQUENTIAL, SPECIAL, INCIDENTAL, PUNITIVE OR INDIRECT DAMAGES), EVEN IF ADVISED OF THE POSSIBILITY OF THE DAMAGES,
B) ANY OTHER LOSS OR INJURY, OR
C) ANY TELECOMMUNICATIONS CHARGES OR OTHER COSTS, INCURRED BY USER IN ACCESSING OR USING PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION.

10. Governing Law

This Connection Agreement is governed by and construed in accordance with the laws of the State of New York, USA, without regard to choice of law principles, as the laws of the State of New York apply to agreements made and performed solely within New York. If a court finds any term or provision of this Connection Agreement to be invalid or unenforceable, that term or provision will be ineffective only to the extent of the finding and the court's jurisdiction, without rendering invalid or unenforceable the remaining terms and provisions of this Connection Agreement in that court's jurisdiction or affecting the validity or enforceability of any of the terms and provisions of this Connection Agreement in any other jurisdiction.

11. Term and Termination

This Connection Agreement is effective only when accepted by NYSE. User will be notified of this acceptance by email at the email address of User's Contact Person set forth on the signature page of this Connection Agreement. The term of this Connection Agreement commences upon valid execution by the User and delivery to and acceptance by NYSE, and continues until the last day of the month which is one month after the month in which this Connection Agreement commences. Thereafter, the term of this Connection Agreement automatically extends for one month terms from month to month, unless terminated in accordance with the terms of this Section 11. This Connection Agreement may be terminated by User upon five (5) days' notice to NYSE, and by NYSE at any time in NYSE's sole discretion; provided, however, that NYSE shall provide notice if reasonably practicable. Upon termination, NYSE will terminate the Pillar Connection. The foregoing notwithstanding, the provisions of Sections 2, 3, 4, 7, 8, 9, 10, 11, 12, 13, 14, 15, and 17 survive any expiration or termination of this Connection Agreement.

12. Assignment and Entire Agreement

User may not assign or delegate any of its rights or obligations arising under this Connection Agreement, except with the prior written consent of NYSE, which will not be unreasonably withheld. Any purported assignment or delegation in violation of this Section 12 is null and void. This Connection Agreement and the Fee Schedules, as amended from time to time by NYSE or any of the NYSE Markets, constitute the entire agreement between the parties on this subject matter and supersede all prior agreements, arrangements, representations or promises, whether oral or written.

13. Redistribution and Confidentiality

Except as set forth in this Connection Agreement, User may not redistribute the Pillar Connection and may not disclose the content of the NYSE Markets, Pillar Connection or any Specification, unless otherwise permitted pursuant to a separate written agreement with NYSE or pursuant to a published policy of the NYSE Markets or as otherwise permitted by law. The foregoing is not to be construed to restrict the distribution or disclosure of any proprietary information of User solely because the information may have been transmitted via a Pillar Connection. User may allow End Users access or use of the Pillar Connection if User (i) requires that all End Users enter into a separate agreement with User respecting the delivery of User services, and that, irrespective of the separate agreement, acknowledge that there is no contractual privity between any End Users, on the one hand, and NYSE or any of the NYSE Markets, on the other hand, with respect to Pillar and the Pillar Connection, (ii) ensures all End Users comply with the Specifications and (iii) requires that its agreements with each of its End Users contain terms sufficiently limiting End Users' use of Pillar, the NYSE Markets and Pillar Connection in accordance with the restrictions on use, disclaimers and limitations of liability delineated in this Connection Agreement.

14. Benefit of Agreement
The provisions of this Connection Agreement are for the benefit of NYSE, NYSE Technologies Connectivity, Inc. and the Third Party Providers, the NYSE Markets and each of their respective affiliates. Each of NYSE, NYSE Technologies Connectivity, Inc. the Third Party Providers, the NYSE Markets and their respective affiliates has the right to assert and enforce the provisions of this Connection Agreement directly against the User.

15. Notices
Except as otherwise provided in this Connection Agreement, all notices to the parties shall be sent by (i) courier, (ii) certified mail, postage prepaid and return receipt requested or (iii) e-mail with e-mail acknowledgement of receipt. All notices must be sent to (i) in the case of NYSE, crs@nyse.com with a copy to ContractNotices@theice.com and (ii) in the case of User, to the User's Contact Person set forth on the first page of this Connection Agreement. Either party may change its designated notice recipient by notice to the other party.

16. Force Majeure
Notwithstanding any other term or condition of this Connection Agreement, NYSE, NYSE's affiliates, and its third party providers, including, but not limited to, software, hardware, communications and data providers, and User, shall not be obligated to perform or observe their obligations undertaken in this Connection Agreement (except for obligations to make payments hereunder and regulatory obligations) if prevented or hindered from doing so by any circumstances found to be beyond their control and without their gross negligence or willful misconduct. Such causes include, without limitation, acts of God, acts of government in its sovereign or contractual capacity, power shortages or failures, utility or communications failures or delays, labor disputes, strikes, supply shortages, equipment failures, and software malfunctions.

17. Predispute Arbitration
A) ARBITRATION IS FINAL AND BINDING ON THE PARTIES
B) THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.
C) PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.
D) THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED
E) THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY
F) No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the User is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Connection Agreement except to the extent stated herein. All claims, disputes, controversies, and other matters in question between the parties to this Connection Agreement and the parties' employees, and other agents, arising out of, or relating to this Connection Agreement, or to the breach hereof, shall be settled by final binding arbitration. The arbitration proceeding shall be held in the City of New York, State of New York, unless otherwise agreed by the parties. In no event shall such claim, dispute, controversy, or other matter in question be made later than one (1) year after the claim, dispute, controversy or other matter in question has arisen (unless the claim, dispute, controversy or other matter in question is related to the collection of past due payments).

EXHIBIT A TO PILLAR SERVICE BUREAU CONNECTION AGREEMENT

Member Name(s):

User (Service Bureau)

Authorized Signature of User

Name

Title

Date

Please email completed Exhibit to crs@nyse.com.

Session Request Form
Pillar Native Gateway

Session Request Form -- Pillar Native Gateway
All firm connections are subject to and governed by: applicable SEC rules and regulations; the rules of the Exchange; the NYSE Master User Agreement, the NYSE Service Bureau Connection Agreement or other NYSE Agreement; and the associated fees (https://www.nyse.com/markets/fees). Capitalized terms that are not defined in this Session Request Form have the meanings given them in the Master User Agreement. **For questions regarding this form, please contact Connectivity at (212)896-2830 option 2,1.**

Contact Information	
Company Name:	
First/Last Name:	
Email Address:	
Phone:	

Session Detail (Please select only one option from the drop down lists below and specify number of Sessions)			
Request Type:	Choose Request Type		
Market:	Choose Market		
Session Type:	Choose Session Type	# of Sessions:	
Protocol:	Choose Protocol		
Sender Comp IDs (If modifying or removing.):			

Order Entry Settings *(Required)*	
- *Leave blank and proceed to the next page if protocol is drop copy.* - *Below default settings will apply if properties selection left unchanged.*	
MPID(s):	
Cancel on Disconnect:	None
Priority Update Ack Subscription:	Do Not Subscribe
Default Self-Trade Prevention:	None
Symbol Eligibility:	All Symbols
Max Order Qty (Exchange max applied, if blank.):	

Drop Copy Settings *(Required)*			
- *Leave blank if protocol is order entry.* - *Check only the settings that are changing if this is a modification.*			
Filter By (Choose One):	Choose Drop Copy Filter		
Based on the above selection, list all items to filter for below. *(e.g. – If you selected "MPID", list the MPIDs that should be reported.)*			
Protocol:	Choose Protocol	# of Drop Copy Sessions	
Message Preference:	Choose Message Preference		

Completed Session Request Forms should be returned via email to connectivity@nyse.com.

Source IP Permission and Peering Information *(Required)*		
Network Provider	**Please list all Source IP Address Ranges you will use to connect to Native Gateways** ***Format:*** ***xxx.xxx.xxx.xxx /24***	**Please list the Peering IPs for the *IP ranges listed to the left*** ***Format:*** ***xxx.xxx.xxx.xxx***
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Acknowledgment of Certification
Please check the following box to acknowledge that any new functionality being requested in this document has been appropriately tested and certified with our Firm Testing group: ☐

By (Signature) ____________________

Name: ____________________

Title: ____________________

Company Name: ____________________ CRD # __________

Phone: ____________________

Email Address: ____________________

Date: ____________________

Completed Session Request Forms should be returned via email to connectivity@nyse.com.

Application to Aggregate Billing of Affiliated Member Firms

NYSE, NYSE American, NYSE Arca, NYSE National, and NYSE Chicago (together "NYSE Exchanges" or separately the "Exchange") Aggregate Billing

In accordance with the applicable Exchange's fee schedule a member organization/member firm may request aggregation of its eligible activity with its affiliates for charges assessed or credits provided. Such request shall include certification of the affiliate status of entities whose activity the member organization/member firm is seeking to aggregate.

General Information

Firm Name of Primary Applicant: ______________________

Business Address: ______________________

City: ______________ State: __________ Zip: __________

Business Phone: ______________ CRD #: ______________

Please check the applicable market(s) for this request:

☐ **NYSE American** ☐ **NYSE Arca** ☐ **NYSE National**

☐ **NYSE** ☐ **NYSE Arca Options** ☐ **NYSE American Options**

☐ **NYSE Chicago**

Affiliated Members

Provide the following information: List of all affiliated member firms; associated CRD Numbers; and type of affiliation. Failure to provide complete information may result in rejection of this application.

Member Firms to be Affiliated with Primary Applicant	CRD #	Type of Affiliation (wholly owned subsidiary/parent/sister/etc...)

Authorization and Acceptance

The Applicant Firm, by its duly authorized officer identified below, hereby certifies that the entities listed in this application are affiliates within the meaning of the relevant Exchange's fee schedule. The Applicant Firm agrees to provide, upon request, information to verify the affiliate status of the entities listed herein. The Applicant Firm shall also provide immediate notice of any event that causes an entity listed herein to cease to be an affiliate of the Applicant Firm.

Signature of Authorized Officer: ______________________

Name: ______________________

Title: ______________________

Phone: ______________________

Email Address: ______________________

Date: ______________________

Completed application should be returned via email to crs@nyse.com.

NYSE Gateways Session Request Form

Non-Pillar Session Request Form

All firm connections are subject to and governed by applicable SEC rules and regulations, the rules of the Exchange, the NYSE Master User Agreement, the NYSE Service Bureau Connection Agreement, or other NYSE Agreement and the associated fees (https://www.nyse.com/markets/fees). Capitalized terms that are not defined in this Session Request Form have the meanings given them in the Master User Agreement.

For Test Session requests, please send competed session form to Firm Testing at firmtesting@nyse.com.
For Production session requests, completed session forms should be returned to Connectivity at connectivity@nyse.com.
For Pillar session requests, please use this form:
https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Pillar_NGW_Session_Request_Form.pdf
For questions regarding this form, please contact Connectivity at (212) 896-2830, Option 2.

Requestor Contact Information (All fields are required)	
Company Name:	
CRD #:	
First/Last Name:	
Email Address:	
Phone:	

Session Detail (Please select only one option from the drop down lists below and specify number of Sessions)			
Environment:	Choose Environment		
Request Type:	Choose Request Type		
Market:	Choose Market		
Session Type:	Choose Session Type	# of Sessions:	
Protocol:	Choose Protocol		
Order Entry SenderComp IDs (If cloning, modifying or removing.):			
TPID or Master Firm/Mnemonic (If adding new session)			
BOLD Default Value (American Options Only)	Choose BOLD Default Value		

Drop Copy Settings *(Required)*

- *Leave blank if protocol is order entry.*
- *Check only the settings that are changing if this is a modification.*

Drop Copy Request Type (Choose One):	Choose Drop Copy Request Type
Drop Copy SenderCompIDs (If modifying or removing.):	
Drop Copy Type (Choose One):	Choose Drop Copy Type
Filter By (Choose One):	Choose Drop Copy Filter
Based on the above selection, list all items to filter for below. *(e.g. – If you selected "Mnemonics", list the Mnemonics that should be reported. If you selected "SenderCompID", list the sessions you wish to drop to the drop copy session)*	
Message Preference:	Choose Message Preference

Source IP Permission and Peering Information *(Required)*		
Network Provider	**Please list all Source IP Address Ranges you will use to connect to gateways** ***Format:*** ***xxx.xxx.xxx.xxx /XX***	**Please list the Peering IPs for the *IP ranges listed to the left*** ***Format:*** ***xxx.xxx.xxx.xxx***
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Approver Information (All fields are required)	
Company Name:	
CRD #:	
First/Last Name:	
Title:	
Email Address:	
Phone:	
Date:	
By (Signature):	

NYSE Pillar - Trading Operations Desk
Authorized Traders

Please identify the personnel authorized to conduct business over the phone with the NYSE Trading Operations Desk for the below selected market(s).

☐ NYSE Arca Equities ☐ NYSE American ☐ NYSE National ☐ NYSE ☐ NYSE Chicago

General Information

Firm Name: ______________________

Business Address: ______________________

City: ______________ State: ________ Zip: ________

Business Phone: ______________ CRD #: ______________

Authorized Traders

Full Name: ______________________

Email Address: ______________________

Phone #: ______________

Full Name: ______________________

Email Address: ______________________

Phone #: ______________

Full Name: ______________________

Email Address: ______________________

Phone #: ______________

Full Name: ______________________

Email Address: ______________________

Phone #: ______________

Authorized Signatory

By (Signature) ______________________ Date: ______________

Print Name: ______________________

Title: ______________________

Phone: ______________________ Email: ______________

☐ Additional Authorized Traders are submitted in a separate document attached hereto

Please return via email to crs@nyse.com.

EXHIBIT I

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2019

EXHIBIT I

The audited consolidated financial statements for NYSE Arca, Inc. for the year ended December 31, 2018 follow.

CONSOLIDATED FINANCIAL STATEMENTS

NYSE Arca, Inc. and Subsidiaries
Year Ended December 31, 2018
With Report of Independent Auditors

NYSE Arca, Inc. and Subsidiaries

Consolidated Financial Statements

Year Ended December 31, 2018

Contents



Report of Independent Auditors

The Board of Directors and Management
NYSE Arca, Inc. and Subsidiaries

We have audited the accompanying consolidated financial statements of NYSE Arca, Inc. and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2018, the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year ended December 31, 2018, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NYSE Arca Inc. and Subsidiaries at December 31, 2018, and the consolidated results of their operations and their cash flows for the year ended December 31, 2018 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

June 26, 2019

NYSE Arca, Inc. and Subsidiaries

Consolidated Balance Sheet

(In Millions)

December 31, 2018

Assets	
Current assets:	
Cash and cash equivalents	$ 16
Accounts receivable	51
Loan receivable from affiliate	787
Other current assets	11
Total current assets	865
Non-current assets:	
Property and equipment, net	27
Goodwill	563
Other intangible assets, net	976
Other non-current assets	79
Total non-current assets	1,645
Total assets	$ 2,510
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued liabilities	$ 70
Due to affiliates, net	107
Income tax payable	1
Total current liabilities	178
Non-current liabilities:	
Deferred income taxes	280
Other non-current liabilities	26
Total non-current liabilities	306
Total liabilities	484
Equity	2,026
Total liabilities and equity	$ 2,510

See accompanying notes to consolidated financial statements.

NYSE Arca, Inc. and Subsidiaries

Consolidated Statement of Comprehensive Income

(In Millions)

Year Ended December 31, 2018

Revenues:	
Transaction fees	$ 839
Data services fees	81
Listing fees	11
Other	41
Affiliate	11
Total revenues	983
Transaction-based expenses:	
Section 31 fees	168
Cash liquidity payments, routing and clearing	559
Total revenues less transaction-based expenses	256
Operating expenses:	
Compensation and benefits	9
Technology and communications	4
Professional services	1
Rent and occupancy	4
Selling, general and administrative	4
Depreciation and amortization	25
Affiliate	86
Total operating expenses	133
Operating income	123
Other income:	
Interest and other income, net	40
Income before income tax expense	163
Income tax expense	43
Comprehensive income	$ 120

See accompanying notes to consolidated financial statements.

NYSE Arca, Inc. and Subsidiaries

Consolidated Statement of Changes in Equity

(In Millions)

Year Ended December 31, 2018

Balance at January 1, 2018, as previously reported	$	1,904
Impact of adoption of ASC606		1
Balance at January 1, 2018, revised	$	1,905
Net income		120
Stock-based compensation		1
Balance at December 31, 2018	$	2,026

See accompanying notes to consolidated financial statements.

NYSE Arca, Inc. and Subsidiaries

Consolidated Statement of Cash Flows

(In Millions)

Year Ended December 31, 2018

Operating activities:	
Net income	$ 120
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	25
Stock-based compensation	1
Deferred income taxes	(4)
Change in assets and liabilities:	
Accounts receivable	(15)
Other assets	(24)
Accounts payable and accrued liabilities	(8)
Due from affiliates, net	(101)
Other liabilities	6
Total adjustments	(120)
Net cash provided by operating activities	-
Net increase in cash and cash equivalents	-
Cash and cash equivalents, beginning of year	16
Cash and cash equivalents, end of year	$ 16
Supplemental cash flow disclosure	
Cash paid for income taxes	$ 1

See accompanying notes to consolidated financial statements.

1. Description of Business

NYSE Arca, Inc. ("NYSE Arca" or the "Exchange" or the "Company") is a wholly-owned subsidiary of NYSE Group, Inc. ("Parent"), a holding company that through its subsidiaries, operates securities exchanges including NYSE Arca. The Parent is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"). ICE operates regulated global markets and clearing houses, including futures exchanges, over-the-counter markets and derivatives clearing houses. ICE operates 12 global exchanges and seven central clearing houses. ICE offers end-to-end market data services to support trading, investment and risk management needs of customers across virtually all asset classes. The Exchange is a United States registered national securities exchange and self-regulatory organization ("SRO"). As such, the Exchange is registered with, and subject to oversight by, the Securities and Exchange Commission ("SEC"). In addition to the Exchange, the Parent has four other subsidiary SRO's: New York Stock Exchange LLC, NYSE American LLC, NYSE National, Inc., and NYSE Chicago, Inc.

The Exchange and NYSE Arca Equities, Inc. are the regulators of their members. Certain of the Exchange's regulatory functions are performed by the Financial Industry Regulatory Authority, Inc., ("FINRA") pursuant to an agreement.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") and include the accounts of the Exchange and its subsidiaries, which include NYSE Arca Equities, Inc., NYSE Arca LLC, Archipelago Trading Services, Inc., and Archipelago Securities LLC (collectively, the "Subsidiaries"). All intercompany balances and transactions between the Exchange and its Subsidiaries have been eliminated in consolidation.

On November 13, 2013, ICE completed its acquisition of the Parent. The accompanying consolidated financial statements reflect the final purchase accounting adjustments as they relate to the Exchange as of the acquisition date. As of the acquisition date, push-down accounting has been applied to the Exchange from ICE, and a new basis of accounting was established for the Exchange reflecting fair value adjustments made during the purchase price accounting process related to the acquisition.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Exchange's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Affiliate Revenues and Expenses

Affiliate revenues are recognized when the related services are provided to the Company's affiliates. Affiliate expenses are recognized at the time the services are provided to the Company by its affiliates (Note 6).

Cash and Cash Equivalents

The Exchange considers all short-term, highly liquid investments with original maturities of three months or less to be cash and cash equivalents. As of December 31, 2018, the Company did not hold any investments of this type.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb probable losses in the Exchange's accounts receivable portfolio. The allowance is based on several factors, including a continuous assessment of the collectability of each account. In circumstances where a specific customer's inability to meet its financial obligations is known, the Exchange records a specific provision for bad debts to reduce the receivable to the amount it reasonably believes will be collected. Accounts receivable are written off against the allowance for doubtful accounts when collection efforts cease. The Exchange's allowance for doubtful accounts was de minimis as of the balance sheet date.

Property and Equipment

Property and equipment is recorded at cost, reduced by accumulated depreciation (Note 8). Depreciation and amortization expense related to property and equipment is computed using the straight-line method based on estimated useful lives of the assets, or in the case of leasehold improvements, the shorter of the initial lease term or the estimated life of the improvement. The Exchange reviews the remaining estimated useful lives of its property and equipment at each balance sheet date and will make adjustments to the estimated remaining useful lives whenever events or changes in circumstances indicate that the remaining useful lives have changed.

2. Significant Accounting Policies (continued)

Software Development Costs

The Company capitalizes costs, both internal and external direct and incremental costs, related to software developed or obtained for internal use. Software development costs incurred during the preliminary or maintenance project stages are expensed as incurred, while costs incurred during the application development stage are capitalized and are amortized using the straight-line method over the useful life of the software, not to exceed seven years. Amortization of these capitalized costs begins only when the software becomes ready for its intended use. General and administrative costs related to developing or obtaining such software are expensed as incurred.

Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized, but are reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of a reporting unit is less than its book value. Identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives, which are three to seventeen years from date of inception, and are also reviewed at least annually for impairment or whenever changes in circumstances indicate impairment can exist. Identifiable intangible assets consist of exchange registrations and licenses, customer relationships, trade names and developed technology. The Company did not record an impairment charge related to goodwill and other intangible assets during the year ended December 31, 2018.

Income Taxes

The Exchange is included in the consolidated federal and certain unitary state and local income tax returns filed by certain affiliates. In addition, the Exchange files separate state and local income tax returns for certain other states. The Exchange recognizes income taxes under the liability method. The Exchange recognizes a current tax asset or liability for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Exchange establishes valuation allowances if it believes that it is more likely than not that some or all of its deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect. Tax attributes utilized by its affiliates are treated as transactions between the Exchange and the affiliates.

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is

2. Significant Accounting Policies (continued)

greater than 50 percent likely to be realized. The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

The Exchange is subject to tax in numerous jurisdictions, primarily based on its operations. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the Exchange's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on the Exchange's financial position or operating results.

Revenue Recognition

Cash trading fee revenues are paid by customer organizations based on their trading activity. Fees are assessed on a per share basis for trading in equity securities. The fees vary based on the size and type of trade that is consummated. The Exchange earns transaction fees for customer orders routed to other exchanges. Cash trading fees contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Cash trading fees are recorded gross of liquidity rebates and routing charges. Liquidity payments made to cash trading customers and routing charges paid to other exchanges are included in transaction-based expenses on the consolidated statement of comprehensive income.

Cash options trading revenues contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Cash options trading fees are recorded gross of rebates. The Exchange offers rebates in certain of its markets primarily to support market liquidity and trading volumes by providing qualified trading participants in those markets a discount to the applicable rate. These rebates reduce revenue that the Exchange would have generated had it charged full transaction fees and had it generated the same volume without the rebate program.

The Exchange recognizes listing fee revenues from two types of fees applicable to companies listed on the Exchange - listing fees and annual fees. Listing fees consist of two components: original listing fees and fees related to other corporate-related actions.

Each distinct listing fee is allocated to multiple performance obligations including original and incremental listing and investor relations services, as well as a customer's material right to renew the option to list on our exchanges. In performing this allocation, the standalone selling price of the listing services is based on the original and annual listing fees and the standalone selling price of the investor relations services is based on its market value. All listings fees are billed upfront and the identified performance obligations are satisfied over time. Revenue related to the investor relations performance obligation is recognized ratably over a two -year

2. Significant Accounting Policies (continued)

period, with the remaining revenue recognized ratably over time as customers continue to list on the Exchange.

Original listing fees, subject to a minimum and maximum amount, are based on the number of shares that a company initially lists. Other corporate action related fees are paid by listed companies in connection with corporate actions involving the issuance of new shares to be listed, such as stock splits, rights issues and sales of additional securities, as well as mergers and acquisitions, which are subject to a minimum and maximum fee.

Original listing fees are recognized as revenue on a straight-line basis over estimated service periods of five years. Other corporate action listing fees are recognized as revenue on a straight-line basis over estimated service periods of three years. Unamortized balances are recorded as other non-current liabilities in the consolidated balance sheet.

Annual fees are charged based on the number of outstanding shares of listed U.S. companies at the end of the prior year. Annual fees are recognized as revenue on a pro rata basis over the calendar year.

The Exchange collects market data revenues from our cash equity and options consortium-based data products. Consortium-based data fees are determined by securities industry plans. Consortium-based data revenues that coordinated market data distribution generates (net of administration costs) are distributed to participating markets on the basis of the Regulation NMS formula. These fees are recognized as revenue as services are rendered. These fees are included in data services fees in the consolidated statement of comprehensive income.

Other revenues relate to regulatory fees charged to member organizations, trading license fees, facility and other fees provided to specialists, brokers and clerks physically located on the U.S. markets that enable them to engage in the purchase and sale of securities on the trading floor. These fees are recognized as services are rendered.

See "Recently Adopted and New Accounting Pronouncements" below for the new revenue recognition accounting standard and its impact on the Exchange's revenues.

Transaction-Based Expenses

The Exchange pays the SEC fees pursuant to Section 31 of the Securities Exchange Act of 1934 for transactions executed on the U.S. equities and options exchanges. These Section 31 fees (which are included in transaction-based expenses in the consolidated statement of comprehensive income) are designed to recover the government's costs of supervising and regulating the securities markets and securities professionals. The Exchange (or the Options

2. Significant Accounting Policies (continued)

Clearing Corporation on the Exchange's behalf), in turn, collects activity assessment fees, which are included in transaction fees in the consolidated statement of comprehensive income, from member organizations clearing or settling trades on the Exchange and recognizes these amounts as revenue when earned. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed so that they are equal to the Section 31 fees paid by the Exchange to the SEC. As a result, Section 31 fees do not have an impact on the Exchange's net income.

Section 31 fees collected from customers are recorded on a gross basis as a component of transaction fee revenue.

The Exchange also incurs routing charges when it does not have the best bid or offer in the market for a security that a customer is trying to buy or sell on the Exchange. In that case, the customer's order is routed to the external market center that displays the best bid or offer. The external market center charges the Exchange a fee per share (denominated in tenths of a cent per share) for routing to its system. The Exchange includes costs incurred due to erroneous trade execution within routing and clearing. Furthermore, the Exchange incurs clearance, brokerage and related transaction expenses, which primarily include costs incurred in self-clearing activities, and per trade service fees paid to other exchanges for trade execution.

Leases

We expense rent from non-cancellable operating leases, net of sublease income, on a straight-line basis based on future minimum lease payments. The net costs are included in rent and occupancy expenses and technology and communication expenses in the accompanying consolidated statements of income.

Fair Value Measurements

The Exchange applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. The Exchange defines fair value as the price that would be received for selling an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Exchange's financial instruments consist primarily of cash and cash equivalents, customer accounts receivable and other short-term assets and liabilities.

2. Significant Accounting Policies (continued)

Recently Adopted and New Accounting Pronouncements

The FASB has issued Accounting Standards Codification, or ASC, Topic 606, *Revenue from Contracts with Customers*, and ASC 340-40, *Other Assets and Deferred Costs - Contracts with Customers*, collectively referred to as ASC 606. ASC 606 provides guidance outlining a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. ASC 606 superseded prior revenue recognition guidance and requires the Exchange to recognize revenue when we transfer promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 requires enhanced disclosures, including (i) revenue recognition policies used to identify performance obligations to customers and (ii) the use of significant judgments in measurement and recognition.

On January 1, 2018, the Exchange adopted ASC 606 retrospectively, which only had minimal impacts to the recognition of listing fees. As a result, consolidated equity as of January 1, 2018 increased from $1,904 million to $1,905 million.

The FASB has issued ASU No. 2016-01, which provides updated guidance for the recognition, measurement, presentation, and disclosure of certain financial assets and liabilities, including the requirement that equity investments (except (i) those accounted for under the equity method of accounting or (ii) those that result in consolidation of the investee) are to be measured at fair value with changes in fair value recognized in net income. The Exchange adopted ASU 2016-01 on January 1, 2018. The adoption of ASU 2016-01 did not result in any fair value adjustments on the date of adoption or during 2018. The Exchange has made a policy election under ASU 2016-01 to only adjust the fair value of such investments if and when there is an observable price change in an orderly transaction of a similar or identical investment, with any change in fair value recognized in net income.

The FASB has issued ASU No. 2016-02, *Leases*, or ASU 2016-02. ASU 2016-02 requires an entity to recognize both assets and liabilities arising from finance and operating leases, along with additional qualitative and quantitative disclosures. It requires a lessee to recognize a liability in its balance sheet to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. ASU 2016-02 is required to be adopted at the beginning of the first quarter of fiscal year 2019. The Exchange expects to record a right-of-use asset of approximately $9 million, eliminate deferred rent of approximately $3 million and record a lease liability of approximately $12 million on our adoption date of January 1, 2019, primarily related to our leased office space and data center facilities. The Exchange will elect the alternative transition approach allowed under ASU 2016-02, under which the Exchange will

2. Significant Accounting Policies (continued)

record a cumulative effect adjustment to retained earnings on January 1, 2019, and will not restate prior periods. The Exchange expects to implement new accounting policies as well as to elect certain practical expedients available to us under ASU 2016-02, including those related to capitalization thresholds, leases with terms of less than 12 months and other application of discount rates. The Exchange's implementation of the amended lease guidance is subject to the same internal controls over financial reporting that are applied to the Exchange's consolidated financial statements.

3. Equity Method Investments

The Exchange owns a 20% interest in the Options Clearing Corporation ("OCC") through a direct investment which is recorded as an equity method investment. Under equity method accounting, the carrying value of the OCC investment is adjusted on the balance sheet by

recognizing the Exchange's pro-rate share of the earnings or losses of OCC, with a corresponding adjustment in our statement of comprehensive income to other income, after eliminating any intra-entity income or expenses. If OCC issues cash dividends, the amount of these dividends are deducted from the carrying amount of the Exchange's investment.

OCC adopted a new capital plan during the first quarter of 2015, which raised $150 million in equity capital from OCC's shareholders, including $30 million contributed by the Exchange. Pursuant to the terms of the capital plan, in exchange for the contributions of equity capital from its shareholders, OCC is required, subject to determination by its board of directors and compliance with legal requirements, to pay an annual dividend to its shareholders (i) on a pro rata basis, equal to the after-tax income of OCC, in excess of the amount required to maintain its target capital requirement and satisfy other capital requirements, and (ii) after refunds to its clearing members equal to 50% of distributable earnings before tax.

Subsequent to the Exchange's $30 million investment, aggrieved parties petitioned the SEC to review its approval, by delegated authority, of the capital plan. As a result of such petition, the SEC's approval of the capital plan was automatically stayed and OCC halted further implementation of the capital plan pending further SEC action. In September 2015, the SEC lifted the stay. During the fourth quarter of 2015, the OCC capital plan was implemented.

In February 2016, after the SEC approved the rule change establishing the OCC capital plan, certain industry participants appealed that approval in the U.S. Court of Appeals. In August 2017, the Court of Appeals remanded the case to the SEC and on February 13, 2019, the SEC disapproved the OCC capital plan established in 2015. The OCC returned $22 million of the original $30 million contribution during the three months ended March 31, 2019 as a result of the disapproval. The remaining $8 million will be returned at a future date, when returning the funds

3. Equity Method Investments (continued)

will allow the OCC to maintain target capital requirements. The OCC also announced they will not be providing a refund to clearing members or declaring a dividend to shareholders for the year ended December 31, 2018. The OCC included the impacts of the lack of clearing refunds in their reported 2018 net income. The Exchange recorded equity earnings of $25 million for the year ended December 31, 2018, which includes the impacts of the disapproval reported by the OCC.

4. Other Intangibles

The following table presents the details of the intangible assets as of December 31, 2018 (in millions):

	Carrying Value	Accumulated Amortization	Useful Life
Exchange registrations and licenses	$ 790	$ –	Indefinite
Customer relationships	185	56	17 years
Trade names	57	–	Indefinite
Developed technology	3	3	3 years
Total	$ 1,035	$ 59	

Indefinite useful lives were assigned to exchange registrations and licenses since the registrations and licenses represent rights to operate the Exchange in perpetuity and based on the long history of the Exchange and the expectation that a market participant would continue to operate them indefinitely. An average 17 year and 3 year useful life for customer relationships and developed technology, respectively, is based on the projected economic benefits of the asset, and represents the approximate point in the projection period in which a majority of the asset's cash flows are expected to be realized based on assumed attrition rates. Indefinite useful lives were assigned to trade names based on history in the marketplace, their continued use, and importance to the business and prominence in the industry.

For the year ended December 31, 2018, amortization expense of acquired intangible assets was $11 million and is included in depreciation and amortization expense in the accompanying consolidated statement of comprehensive income. The estimated future amortization expense of acquired intangible assets is as follows (in millions):

4. Other Intangibles (continued)

Year Ending December 31:		
2019	$	11
2020		11
2021		11
2022		11
2023		11
Thereafter		74
Total	$	129

5. Income Taxes

The components of the income tax provision for the year ended December 31, 2018 were as follows (in millions):

Current:		
Federal	$	33
State and local		14
Total current		47
Deferred:		
Federal		1
State and local		(5)
Total deferred		(4)
Total tax expense	$	43

A reconciliation of the U.S. federal statutory rate of 21 percent to the Exchange's actual income tax rate for the year ended December 31, 2018 was as follows:

Federal statutory rate	21%
State and local taxes (net of federal benefit)	6
Deferred tax benefit due to state apportionment changes	(3)
Other	2
Effective tax rate	26%

The effective tax rate is greater than the federal statutory rate primarily due to state income taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for

5. Income Taxes (continued)

income tax purposes. The following table summarizes the significant components of deferred tax assets and liabilities as of December 31, 2018 (in millions):

Deferred tax assets:		
Loss carryforward	$	11
Liability reserve		5
Total before valuation allowance		16
Valuation allowance		(10)
Total deferred tax assets, net of valuation allowance	$	6

Deferred tax liabilities:		
Acquired intangible assets	$	(271)
Property and equipment		(4)
Other		(11)
Total deferred tax liabilities	$	(286)
Net deferred tax liabilities	$	(280)

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized. Tax attributes utilized by its affiliates are treated as transactions between the Exchange and affiliates.

As of December 31, 2018, the Exchange has gross U.S. federal net operating loss carry-forwards of $1 million and gross state and local net operation loss carry-forwards of $3 million. The net operating loss begins to expire in 2021.

For the year ended December 31, 2018 the unrecognized tax benefits increased by $1 million to a total ending balance of $14 million.

The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense. For the year ended December 31, 2018, the Exchange recognized $1 million of tax expense for interest and penalties. Accrued interest and penalties were $7 million as of December 31, 2018. Tax years prior to 2008 no longer remain subject to examination by tax authorities.

6. Related Parties

The Exchange has agreements with ICE and New York Stock Exchange LLC for them to provide management and technical support services to the Exchange. The expenses incurred by ICE and New York Stock Exchange LLC primarily relate to salary, wages and benefits of the employees involved in performing or directly supervising services, hosting costs, regulatory service costs, as well as other direct and overhead costs. During the year ended December 31, 2018, expenses of $86 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate expenses in the accompanying consolidated statement of comprehensive income. The Parent also pays federal and certain state and local unitary income taxes on behalf of the Exchange. ICE and New York Stock Exchange LLC also make payments to vendors on behalf of the Exchange.

The Exchange acts as a routing agent of New York Stock Exchange LLC and NYSE American LLC by routing orders to other execution venues that contain the best bid or offer in the market. The Exchange earns routing fees from its affiliates representing a markup of actual routing costs charged by other execution venues. During the year ended December 31, 2018, revenues of $11 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate revenues in the accompanying consolidated statement of comprehensive income.

As of December 31, 2018, the Exchange had a loan receivable from the Parent of $787 million. Amounts were borrowed by Parent to fund its operations under a revolving line of credit that bears interest equal to the three month LIBOR rate applied to the principal amount outstanding. During the year ended December 31, 2018, interest income of $14 million has been recorded and is reflected as interest and other income, net in the accompanying consolidated statement of income.

7. Regulatory Requirements

The Exchange has two indirect subsidiaries that are registered broker-dealers under the Securities Act of 1934; Archipelago Securities LLC ("AS") and Archipelago Trading Services, Inc. ("ATS"). AS acts as a routing agent for various entities of the Parent. ATS operates an Alternative Trading System designed particularly to facilitate trading of small-cap securities typically traded on the Over-the-Counter Bulletin Board market. As of December 31, 2018 AS and ATS had net capital of $8.8 million and $7.2 million, respectively, which was $8.6 million and $7.1 million in excess of the net capital requirement, respectively.

8. Property & Equipment

The property and equipment balance as of December 31, 2018 includes the purchase price accounting adjustments made in connection with the ICE acquisition on November 13, 2013

(Note 2). Components of property and equipment as of December 31, 2018 were as follows (in millions):

Computers and equipment	$	60
Software, including software development costs		26
		86
Less: accumulated depreciation and amortization		(59)
Total property, plant and equipment at December 31, 2018	$	27

For the year ended December 31, 2018, depreciation expense was $14 million.

9. Benefits

ICE assumed the Parent's defined contribution plans for which most employees of the Exchange contribute a portion of their salary within legal limits. The Exchange matches an amount equal to 100% of the first 6% of eligible contributions. Total contributions and expense made for the year ended December 31, 2018 were $8 million related to the Parent's defined contribution plans.

10. Commitments and Contingencies

The Exchange is from time to time subject to legal and regulatory proceedings that arise in the ordinary course of business. However, the Exchange does not believe that the resolution of these matters will have a material adverse effect on the Exchange's consolidated balance sheet, consolidated statement of comprehensive income, or liquidity. It is possible however, that future results of operations could be materially and adversely affected by any new developments relating to the legal proceedings and claims. The Exchange leases office space under non-cancelable operating leases and equipment that expire at various dates. Future payments under these obligations as of December 31, 2018 were as follows (in millions):

10. Commitments and Contingencies (continued)

	Lease Payments
2019	$ 2
2020	1
2021	1
2022	1
2023	1
Thereafter	8
Total	$ 14

For the year ended December 31, 2018, rent and occupancy expense was $4 million.

11. Subsequent Events

With the exception of the OCC capital plan disapproval discussed in Note 3, the Exchange has evaluated subsequent events and transactions and determined that no events or transactions met the definition of a subsequent event for purpose of recognition or disclosure in these financial statements.

EXHIBIT J

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2019

EXHIBIT J

Lists of the officers, directors, members of all standing committees, or persons performing similar functions are kept up to date and will be made available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2019

EXHIBIT K

The ownership structure of NYSE Arca, Inc. is as follows:

1. Full legal name: NYSE Group, Inc.

2. Title or status: Delaware corporation

3. Date title or status was acquired: April 13, 2013, as a result of the merger of NYSE Arca Holdings, Inc. with and into NYSE Group, Inc.

4. Approximate ownership interest: 100%

5. Whether the person has control: Yes, NYSE Group, Inc. has control

EXHIBIT M

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2019

EXHIBIT M

An alphabetical listing of the members and member organizations of NYSE Arca, Inc., containing information including the name, date of election, principal place of business, and information with respect to the activities in which the members and member organizations are primarily engaged, is maintained and kept up to date, and will be made available to the Securities and Exchange Commission upon request.

In addition, a list of member organizations is publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT N

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2019

EXHIBIT N

A schedule of NYSE Arca, Inc.'s securities admitted to trading is publicly available on the Exchange's website at www.NYSE.com.

A list of such securities is also maintained by the Exchange, is kept up to date, and will be made available to the Securities and Exchange Commission and the public on request.


ice

ICE Corporate Structure as of June 2019

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED

INTERCONTINENTAL EXCHANGE, INC.(7) (NYSE: ICE)

- ICE Mortgage Services, LLC
  - MERSCORP Holdings, Inc.
    - Mortgage Electronic Registration Systems, Inc.
- Interactive Data Holdings Corporation (Refer to page 4 for full structure)
- INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
  - ICE Data Derivatives, Inc.
    - Intercontinental Exchange Israel Ltd.
    - Super Derivatives (Singapore) Pte. Ltd.
    - Super Derivatives (India) Private Limited (99.99% Super Derivatives, Inc., 0.01% Super Derivatives (Singapore) Pte. Ltd.)
    - Super Derivatives UK Limited
    - Super Derivatives (Australia) Pty Limited
  - ICE Data Indices, LLC
  - ICE 5660, LLC
  - ICE 4165, LLC
    - Enterprises Aviation, LLC
  - BAKKT Holdings, LLC (-67.8 Intercontinental Exchange Holdings, Inc.)
    - BAKKT, LLC
    - BAKKT Clearing, LLC(3, 6)
    - DACC Technologies, Inc.
      - Digital Asset Custody Company, Inc.
      - Digital Asset Custody Company UK, Ltd.
      - 10th Floor Software, LLC
  - BAKKT Management Holdings, LLC
    - BAKKT Management, LLC
  - ICE eConfirm LLC
  - ICE Brazil Technology, LLC
  - 10531561 Canada Inc.
    - ICE NGX Canada Inc.(3,17)
      - ICE NGX U.S. Inc.
    - CalRock Brokers Inc.(6)
      - Alberta Watt Exchange Ltd.
  - ICE Trade Vault, LLC(3)
  - DCFB LLC
  - ICE Markets Inc.
    - ICE Markets Corporation
  - ICE Data Management Group, LLC
    - ICE Data, LP Controller: ICE Data Mgmt Grp, LLC (1% GP/ICE Data Investment Grp, LLC 99% LP)
      - Pit Trader, LLC
  - ICE Data Investment Group, LLC
  - ICE U.S. OTC Commodity Markets, LLC(3)
    - ICE Clear U.S., Inc.(3) (fka New York Clearing Corporation, Inc.)
    - eCops, LLC
    - New York Futures Clearing Corporation (Dormant)
    - Commodities Exchange Center (Dormant)
    - NYSE LIFFE Holdings, LLC
      - NYSE LIFFE US LLC
  - Chatham Energy, LLC
  - ICE Futures U.S., Inc.(3) (fka Board of Trade of City of New York, Inc.)
  - BRIX Holding Company, LLC
  - Ballista Holdings, LLC
    - ICE Execution Services, LLC (fka Ballista Securities LLC)
    - Trebuchet Holdings, LLC
  - ICE U.S. Holding Company GP LLC
  - ICE US Holding Company LP LLC
    - ICE U.S. Holding Company LP (GP: ICE U.S. Holding Company GP LLC; Class A Limited Partner: Intercontinental Exchange Holdings, Inc.; Class B Limited Partner: ICE US Holding Company LP LLC)
      - The Clearing Corporation(3) (Dormant)
        - Guaranty Clearing Corporation (Dormant(3))
        - onExchange Board of Trade (Dormant(3))
        - onExchange Clearing Corporation (Dormant(3))
      - ICE Clear Credit LLC(3, 5)
  - Radiate, Inc.
  - Creditex Holdco, LLC
  - Creditex Holdco Limited
    - Creditex Brokerage Holdco Ltd
    - Creditex Group, Inc.
      - ICE Processing, LLC (fka T-Zero Processing Services, LLC)
      - Creditex, LLC
      - CreditTrade, Inc.
        - Creditex Singapore Pte Limited
        - Creditex Securities Corporation(3, 4, 5, 6 & 18)
      - QW Holdings, LLC
        - Q-WIXX B Sub, LLC
          - Q-WIXX International Limited
  - TradeCapture OTC Holdings, Inc.
    - TradeCapture OTC Corp
      - Tap and Trade, Inc.
  - ICE ETF Hub, LLC
    - ICE Securities Execution & Clearing, LLC
  - TheDebtCenter, L.L.C.
    - TMC Bonds, L.L.C.(18)
  - ICE Swap Trade, LLC(3)
  - ICE Credit Hub, LLC
  - NYSE Holdings LLC (Refer to Page 2 for full structure)
    - Intercontinental Exchange International, Inc. (<1% CreditTrade, Inc. >99% NYSE Holdings LLC)
      - ICE Data Services India Private Limited (99% Intercontinental Exchange International, Inc.; 1% Intercontinental Exchange Holdings, Inc.)
      - ICE UK GP, LLC
      - ICE UK LP, LLC
        - ICE Europe Partners LP (ICE UK GP, LLC >99%, ICE UK LP, LLC <1%, NYSE Holding BV <1%)
          - ICE Europe Parent Limited
            - Refer to Page 3 for full ICE Europe Parent Ltd Org Structure
- Hawk Enterprises 1, Inc.
- Hawk Enterprises 2, LLC
- Securities Evaluations, Inc.(5)
- Intercontinental Exchange Property Protection, Inc.

KEY TO REGULATED ENTITIES

1	MANITOBA SECURITIES COMMISSION
2	UK FINANCIAL CONDUCT AUTHORITY
3	US COMMODITY FUTURES TRADING COMMISSION (CFTC)
4	US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5	US SECURITIES AND EXCHANGE COMMISSION (SEC)
6	NATIONAL FUTURES ASSOCIATION (NFA)
7	Publicly listed company subject to the rules and requirements of the NYSE and SEC
8	BANK OF ENGLAND (BoE)
9	FCA Regulated Recognised Investment Exchange (RIE)
10	BoE Supervised Recognized Clearing House (RCH)
11	FEDERAL RESERVE BOARD OF GOVERNORS
12	MONETARY AUTHORITY OF SINGAPORE
13	NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14	DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15	ESMA REGISTERED TRADE REPOSITORY
16	AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)
17	ALBERTA SECURITIES COMMISSION
18	MUNICIPAL SECURITIES RULEMAKING BOARD

Foreign Indirect Affiliate | UNITED STATES


ICE

ICE Corporate Structure as of June 2019

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED

- **INTERCONTINENTAL EXCHANGE, INC.[7] (NYSE: ICE)**
  - **INTERCONTINENTAL EXCHANGE HOLDINGS, INC.**
    - **NYSE Holdings LLC**
      - Intercontinental-Exchange International, Inc. <1% CreditTrade, Inc., >99% NYSE Holdings LLC
        - ICE UK GP, LLC
        - ICE UK LP, LLC
          - ICE Europe Partners LP (ICE UK GP, LLC >99%, ICE UK LP, LLC <1%, NYSE Holding BV <1%)
            - ICE Europe Parent Limited
              - Refer to Page 3 for full ICE Europe Parent Ltd Org Structure
        - ICE Data Services India Private Limited (99% IntercontinentalExchange International, Inc.; 1% Intercontinental Exchange Holdings, Inc.)
      - NYSE Group, Inc.
        - Wombat Technologies Development Limited
        - NYSE ARCA LLC
        - NYSE Technologies Canada Ltd.
        - NYSE Arca, Inc(5)
        - NYSE American LLC (formerly NYSE MKT LLC)(5)
          - NYSE Amex Options LLC (47.2% NYSE American LLC, 52.8% NYSE Market (DE), Inc.)
          - PDR Services LLC
        - New York Stock Exchange LLC(5)
          - NYSE Market (DE), Inc.
            - FINRA/NYSE Trade Reporting Facility LLC
          - Stock Clearing Corporation
          - Securities Industry Automation Corporation
            - NYSE Technologies Connectivity, Inc.
              - ICE Data Services Wireless LLC
                - StrikeNET LLC
                  - Electric Railroad LLC (Foreign Indirect Affiliate)
                  - Glacier Lake Transmission Services Ltd.
                  - Highway Networks LLC (UNITED STATES)
                  - Internet Services Telco LLC
                  - Strike Network Services LLC
                  - Wireless Internetwork LLC
              - ICE Atrium Inc.
        - Archipelago Trading Services, Inc. (4, 5)
        - Archipelago Securities LLC (4, 5)
        - NYSE National, Inc.(5)
          - NSX Securities LLC
        - NYSE Chicago Holdings, Inc.
          - NYSE Chicago, Inc. (5)
          - CHXBD, LLC (4)
      - NYSE (International) B.V.
        - NYSE (Holding) BV
          - NYSE Finance BV
      - NYSE IP LLC

KEY TO REGULATED ENTITIES	
1	MANITOBA SECURITIES COMMISSION
2	UK FINANCIAL CONDUCT AUTHORITY
3	US COMMODITY FUTURES TRADING COMMISSION
4	US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5	US SECURITIES AND EXCHANGE COMMISSION
6	NATIONAL FUTURES ASSOCIATION (NFA)
7	Publicly listed company subject to the rules and requirements of the NYSE and SEC
8	BANK OF ENGLAND (BoE)
9	FCA Regulated Recognised Investment Exchange (RIE)
10	BoE Supervised Recognised Clearing House (RCH)
11	FEDERAL RESERVE BOARD OF GOVERNORS
12	MONETARY AUTHORITY OF SINGAPORE
13	NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14	DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15	ESMA REGISTERED TRADE REPOSITORY
16	AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)

ICE Corporate Structure as of June 2019

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


ice
KEY TO REGULATED ENTITIES
1 MANITOBA SECURITIES COMMISSION
2 UK FINANCIAL CONDUCT AUTHORITY
3 US COMMODITY FUTURES TRADING COMMISSION
4 US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5 US SECURITIES AND EXCHANGE COMMISSION
6 NATIONAL FUTURES ASSOCIATION (NFA)
7 Publicly listed company subject to the rules and requirements of the NYSE and SEC
8 BANK OF ENGLAND (BoE)
9 FCA Regulated Recognised Investment Exchange (RIE)
10 BoE Supervised Recognised Clearing House (RCH)
11 FEDERAL RESERVE BOARD OF GOVERNORS
12 MONETARY AUTHORITY OF SINGAPORE
13 NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14 DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15 ESMA REGISTERED TRADE REPOSITORY
16 AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)
ICE Europe Parent Limited
Aether IOS Limited
NYSE Brazil Holding BV
5509794 Manitoba Inc.
ICE Futures Canada, Inc.
ICE Clear Canada, Inc.
Exchange Participations Limited (Aether IOS Limited owns 100% of issued ordinary shares; the preferred shareholders are: ICE Futures Europe owns 46%; ICE Futures U.S., Inc. owns 18%, ICE Endex Markets B.V. owns 18% & ICE Endex Gas Spot Ltd. owns 18%)
Intercontinental Exchange Germany GmbH
ICE Processing International Limited (fka T-Zero International Limited)
IntercontinentalExchange Holdings (Aether IOS Limited owns 100% of issued ordinary shares; Exchange Participations Limited owns 100% of issued preferred shares)
Creditex UK Limited
Creditex Brokerage LLP (2, 3 & 6) Designated Members: Creditex UK Ltd and Creditex Brokerage Holdco
Intercontinental Exchange Switzerland GmbH
ICE Overseas Limited
ICE Endex Holding B.V.
ICE Endex Markets B.V.(13, 14)
ICE Endex Gas Spot Ltd.
Intercontinental Exchange Belgium BVBA
ICE Asia Holdings Limited
ICE Singapore Holdings Pte. Ltd (12)
ICE Futures Singapore Pte. Ltd (12)
ICE Clear Singapore Pte. Ltd (12)
Credit Market Analysis Limited
Quotevision Limited
Financial Data Exchange Limited
Credit Market Analysis USA, Inc.
ICE Clear Netherlands B.V. (13,14)
ICE Markets Limited(2)
ICE Clear Europe Limited(3, 5 &10)
ICE Clear EU CDS LLP (ICE Clear Europe Limited 50%, IntercontinentalExchange Holdings 50%)
ICE Clear UK Limited (DORMANT)
ICE Futures Holdings Limited
ICE Education Limited
International Petroleum Exchange Limited (DORMANT)
ICE Futures Holdco No. 1 Limited
ICE Futures Holdco No. 2 Limited
ICE Futures Europe (ICE Futures Holdco No. 1 Ltd >99%, ICE Futures Holdco No. 2 Ltd <1%)(9)
ICE Futures Limited (DORMANT)
ICE Data Services Limited
ICE Data Holdings Ltd (ICE Data Services Ltd 80%, ICE Holdings 20%)
ICE Data LLP (ICE Data Holdings Ltd 99%, ICE Holdings 1%)
Finexeo UK Limited
ICE Trade Vault Europe Limited(15)
The International Petroleum Exchange of London Limited (DORMANT)
IPE Holdings Limited (DORMANT)
Climate Exchange Limited (DORMANT)
ECX Limited (DORMANT)
Climate Exchange plc
European Climate Exchange Limited (Climate Exchange plc 49%, Chicago Climate Exchange 51%)
European Climate Exchange (London) Limited
Climate Exchange (Europe) Limited
Insurance Futures Exchange Services Limited
Climate Spot Markets Limited
Climate Spot Exchange Limited (DORMANT)
Chicago Climate Exchange, Inc.
Chicago Climate Futures Exchange, LLC(3) (Dormant)
NYSE Holdings UK Limited
NYSE (UK) Limited
LIFFE (Holdings) Limited
LIFFE Services Limited(2)
LIFFE Administration and Management(9)
Imperium Centre Limited
ICE Benchmark Administration Limited(2)
Foreign Indirect Affiliate
United States



ICE Corporate Structure as of June 2019

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED

- INTERCONTINENTAL EXCHANGE, INC.(7) (NYSE: ICE)
  - Interactive Data Holdings Corporation
    - Igloo Intermediate Corporation
      - ICE Data Services, Inc.
        - Interactive Data Real-Time Group, Inc.
        - Interactive Data Luxembourg Holding S.A.R.L
          - Interactive Data Luxembourg Management S.A.R.L
            - Interactive Data Cayman Ltd.
            - IDCO Worldwide Holdings Ltd.
              - IDCO Overseas Holdings Ltd.
                - ICE Data Services Ireland Limited
                - Interactive Data (Europe) Ltd.
                  - ICE Data Services Japan KK
                  - ICE Data Services Italy S.r.l
                  - Interactive Data Finance (UK) Ltd.
                - ICE Data Services Jersey Limited
                - ICE Data Services Hong Kong Limited
                - ICE Data Services Australia Pty Ltd (16)
                - ICE Data Desktop Solutions Limited (2)
                - ICE Data Services France SAS
                - ICE Data Services Singapore Pte Ltd
        - ICE Data Connectivity & Feeds, Inc.
        - ICE Data Analytics, LLC
        - Interactive Data Online Properties, Inc.
        - ICE Data Pricing & Reference Data, LLC (5)
          - Interactive Data Canada Inc.
        - IDCO Canada Holdings Inc.

KEY TO REGULATED ENTITIES	
1	MANITOBA SECURITIES COMMISSION
2	UK FINANCIAL CONDUCT AUTHORITY
3	US COMMODITY FUTURES TRADING COMMISSION
4	US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5	US SECURITIES AND EXCHANGE COMMISSION
6	NATIONAL FUTURES ASSOCIATION (NFA)
7	Publicly listed company subject to the rules and requirements of the NYSE and SEC
8	BANK OF ENGLAND (BoE)
9	FCA Regulated Recognised Investment Exchange (RIE)
10	BoE Supervised Recognised Clearing House (RCH)
11	FEDERAL RESERVE BOARD OF GOVERNORS
12	MONETARY AUTHORITY OF SINGAPORE
13	NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14	DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15	ESMA REGISTERED TRADE REPOSITORY
16	AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)

Foreign Indirect Affiliate

United States